UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2025**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number **001-37386**

FTAI INFRASTRUCTURE

FTAI INFRASTRUCTURE INC.

(Exact name of registrant as specified in its charter)

Delaware	**87-4407005**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1345 Avenue of the Americas, 45th Floor New York NY	**10105**
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code) **(212) 798-6100**

(Former name, former address and former fiscal year, if changed since last report) **N/A**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol:	Name of exchange on which registered:
Common stock, par value $0.01 per share	FIP	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $698.0 million, calculated based on the closing price of the common stock on the Nasdaq Global Select Market on that date.

As of March 13, 2026, the number of outstanding shares of the registrant's common stock was 118,163,555 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the registrant's 2026 annual meeting, to be filed within 120 days after the close of the registrant's fiscal year, are incorporated by reference into Part III of this Annual Report on Form 10-K.

FTAI INFRASTRUCTURE INC.
INDEX TO FORM 10-K

FORWARD-LOOKING STATEMENTS AND RISK FACTORS SUMMARY

This report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact but instead are based on our present beliefs and assumptions and on information currently available to us. You can identify these forward-looking statements by the use of forward-looking words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates," "target," "projects," "contemplates" or the negative version of those words or other comparable words. Any forward-looking statements contained in this report are based upon our historical performance and on our current plans, estimates and expectations in light of information currently available to us. The inclusion of this forward-looking information should not be regarded as a representation by us, that the future plans, estimates or expectations contemplated by us will be achieved.

Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. The following is a summary of the principal risk factors that make investing in our securities risky and may materially adversely affect our business, financial condition, results of operations and cash flows. This summary should be read in conjunction with the more complete discussion of the risk factors we face, which are set forth in Part II, Item 1A, "Risk Factors" of this report. We believe that these factors include, but are not limited to:

- our ability to successfully operate as a standalone public company;
- changes in economic conditions generally and specifically in our industry sectors, and other risks relating to the global economy, including, but not limited to, U.S. federal government shutdowns, the Russia-Ukraine conflict, the conflicts in the Middle East, public health crises, changing trade policies and tariffs, including related uncertainty or the imposition of modified or additional tariffs, and any related responses or actions by businesses and governments;
- reductions in cash flows received from our assets;
- our ability to take advantage of acquisition opportunities at favorable prices;
- a lack of liquidity surrounding our assets, which could impede our ability to vary our portfolio in an appropriate manner;
- the relative spreads between the yield on the assets we acquire and the cost of financing;
- adverse changes in the financing markets we access affecting our ability to finance our acquisitions;
- customer defaults on their obligations;
- our ability to renew existing contracts and enter into new contracts with existing or potential customers;
- the availability and cost of capital, including for future acquisitions, to refinance our debt and to fund our operations;
- concentration of a particular type of asset or in a particular sector;
- competition within the rail, energy and intermodal transport sectors;
- the competitive market for acquisition opportunities;
- risks related to operating through joint ventures, partnerships, consortium arrangements or other collaborations with third parties;
- our ability to successfully integrate acquired businesses, including The Wheeling Corporation ("Wheeling") with Transtar;
- obsolescence of our assets or our ability to sell our assets;
- exposure to uninsurable losses and force majeure events;
- infrastructure operations and maintenance may require substantial capital expenditures;
- the legislative/regulatory environment and exposure to increased economic regulation;
- exposure to the oil and gas industry's volatile oil and gas prices;
- our ability to maintain our exemption from registration under the Investment Company Act of 1940 and the fact that maintaining such exemption imposes limits on our operations;
- our ability to successfully utilize leverage in connection with our investments;
- foreign currency risk and risk management activities;
- effectiveness of our internal control over financial reporting;
- exposure to environmental risks, including natural disasters, increasing environmental legislation and the broader impacts of climate change;
- changes in interest rates and/or credit spreads, as well as the success of any hedging strategy we may undertake in relation to such changes;
- actions taken by national, state, or provincial governments, including nationalization, or the imposition of new taxes, could materially impact the financial performance or value of our assets;

- our dependence on FIG LLC (the "Manager") and its professionals and actual, potential or perceived conflicts of interest in our relationship with our Manager;

- effects of the acquisition of Softbank Group Corp.'s ("Softbank") equity in Fortress Investment Group LLC ("Fortress") by certain members of management of Fortress and Mubadala Capital, a wholly owned asset management subsidiary of Mubadala Investment Company ("Mubadala");

- volatility in the market price of our stock;

- the inability to pay dividends to our stockholders in the future; and

- other risks described in the "Risk Factors" section of this report.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this report. The forward-looking statements made in this report relate only to events as of the date on which the statements are made. We do not undertake any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

PART I

Item 1. Business

Our Company

FTAI Infrastructure Inc. ("we", "us", "our", or the "Company") is in the business of acquiring, developing and operating assets and businesses that represent critical infrastructure for customers in the transportation, energy and industrial products industries. We were formed on December 13, 2021 as FTAI Infrastructure LLC, a Delaware limited liability company and subsidiary of FTAI Aviation Ltd. (previously Fortress Transportation and Infrastructure Investors LLC; "FTAI" or "Former Parent"). We are a publicly-traded company trading on The Nasdaq Global Select Market under the symbol "FIP."

Our operations consist of four primary business lines: (i) Railroad, (ii) Ports and Terminals, (iii) Power and Gas and (iv) Sustainability and Energy Transition. Our Railroad business primarily invests in and operates short line and regional railroads in North America. Our Ports and Terminals business, consisting of our Jefferson Terminal and Repauno segments, develops or acquires industrial properties in strategic locations that store and handle for third parties a variety of energy products including crude oil, refined products and clean fuels. Our Power and Gas business develops and operates facilities, such as a 485-megawatt power plant at the Long Ridge terminal in Ohio, that leverage the property's location and key attributes to generate incremental value. Our Sustainability and Energy Transition business focuses on investments in companies and assets that utilize green technology, produce sustainable fuels and products or enable customers to reduce their carbon footprint. For the year ended December 31, 2025, our Railroad business accounted for 34% of our total revenue, our Ports and Terminals business accounted for 19% of our total revenue and our Power and Gas business accounted for 36% of our total revenue. Corporate and other sources accounted for the remaining 11% of our total revenue.

We target sectors that we believe value strong long-term growth potential and proactively seek investment opportunities within those sectors that we believe will generate strong risk-adjusted returns. We take an opportunistic approach—targeting assets that are distressed or undervalued, or where we believe we can add value through active management, without heavy reliance on the use of financial leverage to generate returns. We also seek to develop incremental opportunities to deploy capital through follow-on investments in our existing assets in order to grow our earnings and create value. While leverage on any individual asset may vary, we target overall corporate leverage for our assets on a consolidated basis of no greater than 50% of our total capital.

We expect to continue to invest in such market sectors and pursue additional investment opportunities in other infrastructure businesses and assets we believe to be attractive and meet our investment objectives. Our team focuses on acquiring a diverse group of long-lived assets or operating businesses that provide mission-critical services or functions to infrastructure networks and typically have high barriers to entry, strong margins, stable cash flows and upside from earnings growth and asset appreciation driven by increased use and inflation. We believe that there are a large number of acquisition opportunities in our markets and that our Manager's expertise and business and financing relationships, together with our access to capital and generally available capital for infrastructure projects in today's marketplace, will allow us to take advantage of these opportunities. As of December 31, 2025, we had total consolidated assets of $5.7 billion and redeemable preferred stock and equity of $944.0 million.

Our Strategy

We invest across a number of major sectors including rail, energy, intermodal transport and ports and terminals, and we may pursue acquisitions in other areas as and when opportunities arise in the future. In general, we seek to own a diverse mix of high-quality infrastructure facilities, operations and equipment within our target sectors that generate predictable cash flows in markets that we believe provide the potential for strong long-term growth and attractive returns on deployed capital. We believe that by investing in a diverse mix of assets across sectors, we can select from among the best risk-adjusted investment opportunities, while avoiding overconcentration in any one segment, further adding to the stability of our business.

We take a proactive investment approach by identifying key secular trends as they emerge within our target sectors and then pursuing what we believe are the most compelling opportunities within those sectors. We look for unique investments, including assets that are distressed or undervalued, or where we believe that we can add value through active management. We consider investments across the size spectrum, including smaller opportunities often overlooked by other investors, particularly where we believe we may be able to grow the investment over time. We believe one of our strengths is our ability to create attractive follow-on investment opportunities and deploy incremental capital within our existing portfolio. We have several such opportunities currently identified, including significant potential for future investment at our Jefferson Terminal, Repauno and Long Ridge sites, in addition to our other assets, as discussed below.

Our Manager has significant prior experience in all of our target sectors, as well as a network of industry relationships, that we believe positions us well to make successful acquisitions and to actively manage and improve operations and cash flows of our existing and newly-acquired assets. These relationships include senior executives at lessors and operators, end users of transportation and infrastructure assets, as well as banks, lenders and other asset owners.

We have a robust current pipeline of potential investment opportunities. This current pipeline consists of opportunities for renewable and non-renewable energy, intermodal, rail and port-related investments.

Asset Acquisition Process

Our strategy is to acquire assets that we believe are essential to global infrastructure. We acquire assets that are used by major operators of infrastructure networks. We seek to acquire assets and businesses that we believe operate in sectors with long-term macroeconomic growth opportunities and that have significant cash flow and upside potential from earnings growth and asset appreciation.

We approach markets and opportunities by first developing an asset acquisition strategy with our Manager and then pursuing optimal opportunities within that strategy. In addition to relying on our own experience, we source new opportunities through our Manager's network of industry relationships in order to find, structure and execute attractive acquisitions. We believe that sourcing assets both globally and through multiple channels will enable us to find the most attractive opportunities. We are selective in the assets we pursue and efficient in the manner in which we pursue them.

Once attractive opportunities are identified, our Manager performs detailed due diligence on each of our potential acquisitions. Due diligence on each of our assets always includes a comprehensive review of the asset itself as well as the industry and market dynamics, competitive positioning, and financial and operational performance. Where appropriate, our Manager conducts physical inspections, a review of the credit quality of each of our counterparties, the regulatory environment, and a review of all material documentation. In some cases, third-party specialists are hired to physically inspect and/or value the target assets.

We and our Manager also spend a significant amount of time on structuring our acquisitions to minimize risks while also optimizing expected returns. We employ what we believe to be reasonable amounts of leverage in connection with our acquisitions. In determining the amount of leverage for each acquisition, we consider a number of characteristics, including, but not limited to, the existing cash flow, the length of the lease or contract term, and the specific counterparty.

Management Agreement

We are externally managed by our Manager, an affiliate of Fortress, which has a dedicated team of experienced professionals focused on the acquisition of infrastructure assets since 2002. On December 27, 2017, SoftBank completed its acquisition of Fortress. On May 14, 2024, certain members of Fortress management and affiliates of Mubadala Investment Company, through its wholly owned subsidiary, Mubadala Capital ("Mubadala"), completed their acquisition of 100% of the equity of Fortress from Softbank. While Fortress's senior investment professionals are expected to remain at Fortress, including those individuals who perform services for us, there can be no assurance that the transaction will not have an adverse impact on us or our relationship with our Manager.

Pursuant to the terms of the management agreement with our Manager (the "Management Agreement"), our Manager provides a management team and other professionals who are responsible for implementing our business strategy and performing certain services for us, subject to oversight by our board of directors. Our Management Agreement has an initial six-year term and is automatically renewed for one-year terms thereafter unless terminated either by us or our Manager. For its services, our Manager is entitled to receive a management fee from us, payable monthly, that is based on the average value of our total equity (including redeemable preferred stock, but excluding non-controlling interests) determined on a consolidated basis in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") as of the last day of the two most recently completed months multiplied by an annual rate of 1.50%. In addition, we are obligated to reimburse certain expenses incurred by our Manager on our behalf.

Our Portfolio

The following primarily comprise our Railroad business:

Transtar

Transtar is comprised of six short-line freight railroads and one switching company: the Gary Railway Company, Indiana; The Lake Terminal Railroad Company, Ohio; East Ohio Valley Railroad Company, Ohio; Fairfield Southern Company Inc., Alabama; Delray Connecting Railroad Company, Michigan; Texas & Northern Railroad Company, Texas; and the Union Railroad Company LLC, Pennsylvania. Gary Railway Company, Indiana and Union Railroad Company LLC, Pennsylvania connect to two of U.S. Steel Corporation's ("USS") largest production facilities in North America.

FTAI and USS also entered into an exclusive strategic rail partnership under which we will provide rail service to USS for an initial term of 15 years with minimum volume commitments for the first five years. Through operational improvements and potential long-term development projects, we intend to enhance performance of under-utilized Transtar assets.

Acquisition of Transtar

On July 28, 2021, FTAI completed the purchase of 100% of the equity interests of Transtar, which was a wholly owned short-line railroad subsidiary of USS, for a cash purchase price of $640.0 million, subject to certain customary adjustments set forth in the Transtar Purchase Agreement (the "Transtar Acquisition"). As of December 31, 2025, Transtar has approximately 410 employees, of which approximately 340 are subject to collective bargaining agreements.

Railway Services Agreement

On July 28, 2021, in connection with the closing of the Transtar Acquisition, Transtar, certain Transtar subsidiaries (together with Transtar, the "Transtar Parties"), and USS entered into a railway services agreement (the "Railway Services Agreement"). Under the Railway Services Agreement, for an initial term of 15 years from and after the closing of the Transtar Acquisition, Transtar will continue to provide USS with rail haulage, switching and transportation services at USS's facilities in and around Gary, Indiana, Pittsburgh, Pennsylvania, Fairfield, Alabama, Ecorse, Michigan, Lorain, Ohio and Lone Star, Texas, including but not limited to: railcar maintenance and repair services, locomotive maintenance, inspection and repair services, maintenance-of-way services, car management services, and rail and material handling services. The first five years of the Railway Services Agreement term contain the following minimum annual dollar value requirements: (i) from the closing until the first anniversary, $85.8 million, (ii) from the first anniversary until the second anniversary, $92.3 million, (iii) from the second anniversary until the third anniversary, $94.5 million, (iv) from the third anniversary until the fourth anniversary, $103.5 million and (v) from the fourth anniversary until the fifth anniversary, $106.5 million.

The Wheeling Corporation

The Wheeling Corporation ("Wheeling") is a holding company that owns and operates the Wheeling and Lake Erie Railway and the Akron Barberton Cluster Railway (together, "W&LE"). W&LE is a regional freight railroad headquartered in Brewster, Ohio, and is one of the largest regional freight railroads in the United States. It plays a critical role in freight transportation for approximately 250 customers across Ohio, Pennsylvania, West Virginia and Maryland.

W&LE operates on more than 1,000 miles of track and serves a diverse range of industries in some of the largest industrial markets in the country. It handles over 124,000 carloads annually, shipping commodities such as energy products, aggregates, chemicals, grain, plastics, and other industrial and agricultural goods. The railroad serves as critical infrastructure for the distribution of natural gas liquids from production facilities in Ohio and Pennsylvania to domestic and international markets. It is also essential to the local supply chain for limestone and other aggregates.

Wheeling owns a fleet of 92 locomotives, owns or leases approximately 1,600 railcars, operates across 17 rail yards, and has a large-scale locomotive repair facility in Brewster, Ohio. Wheeling generates ancillary revenue through right-of-way lease income, car storage (with approximately 1,000 storage spots), oil and gas royalties, and various switching and repair & maintenance services. The railroad has national reach through its 29 interchanges with connecting railroads, including 13 interchanges with three Class I railroads and 16 interchanges with 15 different short line railroads, including two with Transtar's Union Railroad.

Acquisition of Wheeling

On August 25, 2025, we completed the purchase of 100% of the issued and outstanding capital stock of Wheeling, for a purchase price of $1.05 billion, subject to certain customary adjustments set forth in the stock purchase agreement (the "Wheeling Acquisition"), and, after receiving U.S. Surface Transportation Board (the "STB") approval of the transaction, we took full control of Wheeling on December 26, 2025. See Note 3 for additional details related to the acquisition of Wheeling. As of December 31, 2025, Wheeling has approximately 420 employees, of which approximately 300 are subject to collective bargaining agreements.

The following primarily comprise our Ports and Terminals business:

Jefferson Terminal

Jefferson Terminal develops, owns and operates port terminals in southeast Texas, on the U.S. Gulf Coast. Jefferson Terminal's largest capacity port terminal is located at the Port of Beaumont, which is a deep-water port complex on the Sabine-Neches Waterway and among the busiest cargo ports in the United States (the "Port"). Jefferson Terminal leases 185 developed or developable waterfront acres from the Port. As part of the lease, Jefferson Terminal holds an exclusive right to operate as the sole handler of liquid hydrocarbons at the Port.

On its leased land, Jefferson Terminal has developed a large multi-modal crude oil and refined products storage, transloading and handling terminal. As part of a public-private strategy for the terminal build-out, the terminal improvements located on the Port's land are generally owned by the Port, and operated and managed by Jefferson Terminal under a long-term lease. Some terminal improvements and equipment at the Port are owned by Jefferson Terminal and Jefferson Terminal also owns and operates various facilities and assets located outside of the Port's land, including pipelines for transportation of crude oil and refined products into and out of the terminal.

Due to the success of this integrated public-private build-out approach, Jefferson Terminal's main port terminal has a unique combination of six rail loop tracks with direct rail service from three Class I railroads, multiple direct pipeline connections to major refineries and interstate pipeline systems, three docks for loading and unloading barges and deep-water marine vessels, 6.2 million barrels of heated and unheated storage tanks, and facilities that are equipped to handle multiple types of products, including refined products and both light and heavy grade crude oils (with the ability to heat heavy crude for unloading prior to storing and blending), coupled with a prime location in the heart of a region that is home to refineries collectively representing an estimated 2.7 million barrels per day of refining capacity.

Its prime location and extensive optionality make Jefferson Terminal's main port terminal well suited to provide logistics solutions to customers that include regional and global refiners, with the ability to offer a suite of services including heating, blending, storage, and multi-modal receipt and redelivery. At this location, Jefferson Terminal handles, stores, and blends light and heavy crudes received by pipeline, rail or waterborne transportation from most major North American production markets, including the Uinta Basin, the Permian Basin, and Western Canada, for onward transportation to domestic destinations and international markets; as well as storing and handling refined products, including automotive gasoline, diesel fuel, and other products, destined for domestic and foreign markets in North and South America.

Heavy crude oils, such as those produced in Utah and Western Canada, are in high demand on the Gulf Coast, as many of these refineries are specifically configured to process heavier feedstocks. As the production of North American heavy crude grows, the resulting high demand for infrastructure capable of handling this type of crude provides opportunities for well-positioned Gulf Coast terminals. Increased production of North American heavy crude in excess of existing takeaway capacity is expected to increase demand for crude-by-rail transportation to the Gulf Coast, as the high viscosity of heavy and waxy crude makes it well-suited for transport by rail (as opposed to pipeline). Jefferson Terminal's main location is one of only a few terminals on the Gulf Coast that has heated rail unloading systems specifically capable of handling these heavier grades of crude received by rail.

International demand for U.S.-sourced refined products continues to increase. This has spurred a rapid need for rail and marine terminal facilities, as well as storage capacity on both sides of the U.S.-Mexico border and other locations in Latin America. To meet such increased demand, Jefferson Terminal, utilizing the flexibility of the facilities at its main terminal location, operates a refined products export system consisting of receiving several grades of refined products by direct pipeline connections from a large area refinery and from inland barge, storing the various products in 20 tanks with a combined capacity of approximately 3.2 million barrels, and loading the products to ships, barges, and unit trains via its rail facilities consisting of a 20 spot rail car loading system with the capacity to load approximately 70,000 barrels per day. The capabilities and optionality provided by its facilities, illustrated by this current functionality, make Jefferson Terminal's main location one of the premier international refined products export terminals in the U.S. Gulf Coast.

In addition to its main terminal located at the Port, Jefferson Terminal has an approximately 605-acre industrial property and port terminal complex located in Nederland, Texas ("Jefferson Terminal South"). The Jefferson Terminal South complex is equipped with barge docks, a deep-water ship dock, and rail facilities capable of handling multiple specialty chemicals including ammonia and aniline. Jefferson Terminal owns approximately 553 acres of the land at Jefferson Terminal South and leases an additional 52 acres. Further to the success of the public-private build-out of its primary terminal location, Jefferson Terminal conveyed a 52-acre waterfront area of Jefferson Terminal South to the Port for purposes of development, with the grant by the Port of a long-term lease of the land and assets to Jefferson Terminal. Under the lease, Jefferson Terminal develops and operates the property.

Jefferson Terminal has developed a new ship dock at Jefferson Terminal South to handle blue ammonia for adjacently-located customers under 15-year throughput agreements. Jefferson Terminal is also currently exploring multiple opportunities for future development at Jefferson Terminal South. At the main terminal location, Jefferson Terminal's recent expansion projects included the construction of a second ship dock, which was completed in 2023, as well as the completion of 10 new tanks and related infrastructure, representing approximately 1.9 million barrels of storage capacity. In response to customer demand, Jefferson Terminal is currently undertaking a project that will equip an existing, operational 14-mile crude oil pipeline with bi-directional flow capability, enabling Jefferson Terminal's customers to access light crude oil volumes from multiple sources.

In addition to its activities at the Jefferson Terminal main location and Jefferson Terminal South, Jefferson Terminal owns several other energy and infrastructure-related assets, including 299 tank railcars for the purpose of leasing to third parties; pipeline rights-of-way; as well as an approximately 50-acre property with inter-coastal waterway access. These assets can be deployed or developed in the future to meet market demands for transportation and logistics, and if successfully deployed or developed, may represent additional opportunities to generate stable, recurring cash flow.

Repauno

During 2016, through Delaware River Partners LLC ("DRP"), a consolidated subsidiary, FTAI purchased the assets of Repauno, which consisted primarily of land, a storage cavern, and riparian rights for the acquired land, site improvements and rights. We currently hold an approximately 98% economic interest, and a 100% voting interest in DRP. Prior to completion of our debt offering at Repauno in May 2025 (refer to Note 8 for additional details), DRP was solely reliant on us to finance its activities and therefore is a variable interest entity ("VIE"). We concluded that we were the primary beneficiary and, accordingly, DRP was presented on a consolidated basis in the accompanying financial statements. Due to the debt offering at Repauno in May 2025, Repauno is sufficiently capitalized, and therefore, is no longer considered a VIE; this change in classification does not have a financial impact on the Company's financial statements.

As one of the newest marine terminals on the Delaware River, Repauno is uniquely positioned as a premier multimodal facility on the Atlantic Seaboard. The deep-water terminal is located on 1,600 acres in Gibbstown, New Jersey with underground granite storage cavern infrastructure, a multipurpose dock and convenient truck access to two major interstate highways.

Shortly after the end of 2020, DRP completed its state-of-the-art rail-to-ship transloading system. This allows DRP to load or unload Liquified Petroleum Gas ("LPG") marine vessels from its new wharf, including 17 fully refrigerated LPG marine vessels loaded in 2025. As one of the newest marine terminals on the Delaware River, Repauno is designed to safely and efficiently handle a wide variety of freight, providing critical logistics services to a multitude of industrial segments. In addition, Repauno is expanding its storage and transloading capacity, and pursuing accretive sustainable energy projects such as the export of green hydrogen.

The following primarily comprise our Power and Gas business:

Long Ridge Energy & Power

During 2017, through Ohio River Partners Shareholder LLC ("ORP"), a consolidated subsidiary, FTAI purchased 100% of the interests in the assets of Long Ridge Energy & Power LLC ("Long Ridge"), which consisted primarily of land, buildings, railroad track, docks, water rights, site improvements and other rights. In December 2019, ORP contributed its equity interests in Long

Ridge into Long Ridge Terminal LLC and sold a 49.9% interest to Labor Impact Fund L.P., an investment fund managed by GCM Grosvenor, for $150 million in cash.

As a result of the sale of the interest noted above, the Company decreased its interest and no longer controlled Long Ridge but retained significant influence, and therefore used the equity method of accounting to account for its investment.

In October 2021, Long Ridge completed the construction of its now fully functional 485-megawatt combined-cycle power plant at the site and the associated plans to self-supply the natural gas fuel requirements for the plant. Long Ridge operates one of the Appalachian Basin's leading multimodal energy terminals, with nearly 300 acres of flat land, two barge docks on the Ohio River, a unit-train-capable loop track and direct highway access.

Long Ridge continues to evaluate opportunities to deploy its assets for sustainable and traditional energy projects and other value-driving enterprises, including artificial intelligence data centers.

Long Ridge continues to explore its ability to eventually run its power plant on carbon-free hydrogen. In April 2022, Long Ridge, in collaboration with General Electric, became the first large scale gas power plant in the U.S. to test blend hydrogen as a fuel and has continued to evaluate opportunities for plant integration of hydrogen blending and to ensure safe and reliable industrial practices.

During 2022, Long Ridge West Virginia LLC ("Long Ridge WV") purchased rights to natural gas properties in West Virginia. Long Ridge WV is focusing on energy and gas development in the West Virginia region.

On February 19, 2025, Long Ridge completed a comprehensive refinancing of its business, which included the issuance of $1.0 billion of debt securities which were used to: 1) repay existing outstanding indebtedness, 2) terminate certain power swap agreements and reprice two others at significantly higher prices, 3) pay fees and expenses associated with the refinancing, 4) fund certain reserve accounts and 5) fund general corporate purposes. Refer to the Company's Form 8-K which was filed with the Securities and Exchange Commission on February 25, 2025 for further information on the refinancing. As part of the refinancing, Long Ridge WV, a company owned by us and Labor Impact Fund L.P. in the same proportion as Long Ridge, was contributed to Long Ridge Energy LLC, a 100% owned subsidiary of Long Ridge, as part of the refinancing.

On February 26, 2025, we repurchased from Labor Impact Fund L.P. its 49.9% interest for certain equity and debt securities along with cash. Accordingly, commencing in the first quarter of 2025, we began fully consolidating the assets, liabilities and results of operations of Long Ridge into our financial statements. Refer to Note 3 and the Company's Form 8-K which was filed with the Securities and Exchange Commission on February 27, 2025 for further information on the acquisition of the remaining 49.9% interest.

As announced previously by the Company, we are still evaluating strategic alternatives for Long Ridge, including a potential sale of Long Ridge.

The following primarily comprise our Sustainability and Energy Transition business:

Aleon and Gladieux

In September 2021, FTAI acquired 1% of the Class A shares and 50% of the Class B shares of GM-FTAI Holdco LLC for $52.5 million. GM-FTAI Holdco LLC owns a 100% interest in Gladieux and Aleon. Gladieux specializes in recycling spent catalyst produced in the petroleum refining industry. Aleon plans to develop a lithium-ion battery recycling business across the United States. Each planned location will collect, discharge and disassemble lithium-ion batteries to extract various metals in high-purity form for resale into the lithium-ion battery production market. Aleon and Gladieux are governed by separate boards of directors. Due to an internal reorganization of GM-FTAI Holdco LLC in June 2022, we now own a 27.4% indirect equity interest in each of Gladieux and Aleon.

Clean Planet Group

On November 19, 2021, FTAI and UK green-tech company Clean Planet Energy announced the formation of a joint venture partnership to develop Clean Planet USA ecoPlants in key North American markets. The Clean Planet USA business development team is advancing multiple projects with agreements in place for plastic-waste supply in Alabama, South Carolina and other North American markets.

Clean Planet USA ecoPlants are green recycling facilities that convert traditionally non-recyclable waste plastics into ultra-clean fuels and oils, and circular naphtha to support the manufacture of new plastics. An ecoPlant can accept and process plastics from most classifications, including those which are almost always rejected by traditional recycling centers and sent to landfill or incineration.

On December 22, 2025, we sold our investment in Clean Planet USA and acquired a new investment in Clean Planet USA's parent company, Pyroplast Energy LTD ("Clean Planet Group"). See Note 6 for further details.

CarbonFree

In December 2021, FTAI purchased $10 million in convertible notes of CarbonFree. CarbonFree has developed patented technologies to capture carbon dioxide from industrial emissions sources and convert it to usable and storable products.

Our other opportunistic investments include:

FYX

In July 2020, FTAI invested $1.3 million for a 14% interest in an operating company that provides roadside assistance services for the intermodal and over-the-road trucking industries. FYX has developed a mobile and web-based application that connects fleet managers, owner-operators, and drivers with repair vendors to efficiently and reliably quote, dispatch, monitor, and bill comprehensive roadside and fleet repair services. In May 2022, FTAI purchased an additional 51% interest in FYX from an unrelated third party for cash consideration of $4.6 million, which resulted in our ownership of a majority stake in the entity and consolidation of the entity, and subsequently purchased an additional approximate 1% interest in FYX for cash consideration of $0.1 million. In March 2023, we purchased the remaining non-controlling interest of FYX from an affiliate of our Manager for a purchase price of $4.4 million. This resulted in 100% ownership in FYX and the elimination of any non-controlling interest. FYX is currently presented as part of the Corporate and Other segment.

Asset Management

Our Manager actively manages and monitors our portfolios of assets on an ongoing basis, and in some cases engages third parties to assist with the management of those assets. Our Manager frequently reviews the status of all of our assets. In the case of operating infrastructure, our Manager plays a central role in developing and executing operational, finance and business development strategies. On a periodic basis, our Manager discusses the status of our acquired assets with our board of directors.

In some situations, we may acquire assets through a joint venture entity or own a minority position in an investment entity. In such circumstances, we will seek to protect our interests through appropriate levels of board representation, minority protections and other structural enhancements.

While we expect to hold our assets for extended periods of time, we and our Manager continually review our assets to assess whether we should sell or otherwise monetize them. Aspects that will factor into this process include relevant market conditions, the asset's age, relative concentration or remaining expected useful life.

Customers

Our customers consist of global industrial and energy companies, including corporations that refine crude oil and trade petroleum products, manufacturers and local electricity markets and traders. We maintain ongoing relationships and discussions with our customers and seek to have consistent dialogue. In addition to helping us monitor the needs and quality of our customers, we believe these relationships help source additional opportunities and gain insight into attractive opportunities in the infrastructure sectors. A substantial portion of our revenue has historically been derived from a small number of customers. As of and for the year ended December 31, 2025, our largest customer accounted for 27% of our revenue and 17% of total accounts receivable, net. We derive a significant percentage of our revenue within specific sectors from a limited number of customers. Specifically, we earned approximately 10%, 13% and 12% of our consolidated revenue for the years ended December 31, 2025, 2024 and 2023 from one customer within the Jefferson Terminal segment, respectively, and 32%, 50% and 51% of our consolidated revenue from one customer within the Railroad segment during the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, accounts receivable from three customers within the Jefferson Terminal, Railroad and Power and Gas segments represented 41% of total accounts receivable, net. However, we do not think that we are dependent upon any particular customer without minimum volume commitments, or that the loss of one or more of them would have a material adverse effect on our business or the relevant segment, because of our ability to replace the customers at similar contractual terms following the loss of any such customer. See "Risk Factors—Contractual defaults may adversely affect our business, prospects, financial condition, results of operations and cash flows by decreasing revenues and increasing storage, positioning, collection, recovery and lost equipment expenses."

Competition

The business of acquiring, managing and marketing infrastructure assets is highly competitive. Market competition for acquisition opportunities includes traditional infrastructure companies, commercial and investment banks, as well as a growing number of non-traditional participants, such as hedge funds, private equity funds, and other private investors.

Additionally, the markets for our products and services are competitive, and we face competition from a number of sources. These competitors include companies in the midstream energy business, terminal operators and those involved in the transportation of bulk goods. Specifically, our Railroad segment faces competition from other railroads, motor carriers, ships, barges and pipelines. We operate in some corridors served by other railroads and motor carriers.

We compete with other market participants on the basis of industry knowledge, availability of capital and deal structuring experience and flexibility, among other things. We believe our Manager's experience in the infrastructure industry and our access to capital, in addition to our focus on diverse asset classes and customers, provides a competitive advantage versus competitors that maintain a single sector focus.

Governmental Regulations

We are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and noise and emission levels. Under some environmental laws in the United States and certain other countries, strict liability may be imposed on the owners or operators of assets, which could render us liable for environmental and natural resource damages without regard to negligence or fault on our part. In addition, changes to environmental standards or regulations in the industries in which we operate could limit the economic life of the assets we acquire or reduce their value, and also require us to make significant additional investments in order to maintain compliance.

Sustainability

Our ongoing sustainable solutions and investments in our business include the following:

- **Waste plastic to renewable fuel**. In November 2021, FTAI announced a joint venture with Clean Planet Energy, a UK-based green tech company, that aims to develop Clean Planet Energy USA ecoPlants in key North American markets (refer to Note 6 for further details on this investment). The ecoPlants will be designed to convert non-recyclable waste plastics (which are typically destined for landfill) into ultra-clean fuels and oils to support the manufacture of new plastics.

- **Hydrogen-fueled power plant**. In October 2020, Long Ridge, located in Hannibal, Ohio, announced its plan to transition its 485-megawatt combined-cycle power plant to run on carbon-free hydrogen, in collaboration with General Electric, Kiewit Power Constructors Co., Black & Veatch and NAES Corporation. In April 2022, Long Ridge became the first large scale gas power plant in the U.S. to blend hydrogen as a fuel. This is also the first GE-H class turbine in the world to achieve this milestone. The plant is anticipated to be transitioned to be capable of burning 100% green hydrogen over the next decade.

- **Carbon capture**. In December 2021, FTAI invested in CarbonFree, whose operations are intended to capture carbon from industrial emitters and convert it to beneficial products that also sequester the carbon permanently.

Human Capital Management

Our Manager provides a management team and other professionals who are responsible for implementing our business strategy and performing certain services for us, subject to oversight by our board of directors. As of December 31, 2025, we have approximately 1,110 employees at our subsidiaries across our business segments, approximately 640 of whom are party to collective bargaining agreements. We consider our relationship with our employees to be good and we focus heavily on employee engagement. We have invested substantial time and resources into building our team, and our human capital management objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees. To facilitate attraction and retention, we strive to create a diverse, inclusive, and safe workplace, with opportunities for our employees to grow and develop in their careers, supported by strong compensation and benefits programs.

Conflicts of Interest

Although we have established certain policies and procedures designed to mitigate conflicts of interest, there can be no assurance that these policies and procedures will be effective in doing so. It is possible that actual, potential or perceived conflicts of interest could give rise to investor dissatisfaction, litigation or regulatory enforcement actions. Below is a summary of certain factors that could result in conflicts of interest.

One or more of our officers and directors have responsibilities and commitments to entities other than us, including, but not limited to, FTAI. In addition, we do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from engaging for their own account in business activities of the types conducted by us. Moreover, our certificate of incorporation provides that if any of FTAI, Fortress or Mubadala and their respective affiliates, including the Manager (the "Fortress Parties"), or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity for us, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us. In the event that any of our directors and officers who is also a director, officer or employee of any of the Fortress Parties acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person's capacity as a director or officer of us and such person acts in good faith, then such person is deemed to have fully satisfied such person's fiduciary duties owed to us and is not liable to us, to the fullest extent permitted by law, if any of the Fortress Parties or their respective affiliates, pursues or acquires the corporate opportunity or if such person does not present the corporate opportunity to us. See "Risk Factors—Risks Related to Our Manager—There are conflicts of interest in our relationship with our Manager."

Our key agreements, including our Management Agreement, were negotiated among related parties, and their respective terms, including fees and other amounts payable, may not be as favorable to us as terms negotiated on an arm's-length basis with unaffiliated parties.

The structure of the Manager's compensation arrangement may have unintended consequences for us. We have agreed to pay our Manager a management fee that is not tied to our performance and incentive compensation that is based entirely on our performance. The management fee may not sufficiently incentivize our Manager to generate attractive risk-adjusted returns for us, while the performance-based incentive compensation component may cause our Manager to place undue emphasis on the maximization of earnings, including through the use of leverage, at the expense of other objectives, such as preservation of capital, to achieve higher incentive distributions. Since investments with higher yield potential are generally riskier or more speculative than investments with lower yield potential, this could result in increased risk to the value of our portfolio of assets and your investment in us.

We may compete with entities affiliated with or managed by our Manager or Fortress for certain assets that we may seek to acquire. From time to time, entities affiliated with or managed by our Manager or Fortress may focus on investments in assets with a similar profile as our target assets. These affiliates may have meaningful purchasing capacity, which may change over time depending upon a variety of factors, including, but not limited to, available equity capital and debt financing, market conditions and cash on hand. Fortress has funds invested in transportation-related infrastructure with approximately $3.9 billion in investments in aggregate as of December 31, 2025 and 2024. Fortress funds generally have a fee structure similar to the structure of the fees in our Management Agreement, but the fees actually paid vary depending on the size, terms and performance of each fund.

Our Manager may determine, in its discretion, to make a particular investment through an investment vehicle other than us. Investment allocation decisions will reflect a variety of factors, such as a particular vehicle's availability of capital (including financing), investment objectives and concentration limits, legal, regulatory, tax and other similar considerations, the source of the investment opportunity and other factors that the Manager, in its discretion, deems appropriate. Our Manager does not have an obligation to offer us the opportunity to participate in any particular investment, even if it meets our investment objectives.

Where Readers Can Find Additional Information

FTAI Infrastructure Inc. is a Delaware corporation. Our principal executive offices are located at 1345 Avenue of the Americas, New York, New York 10105. FTAI Infrastructure Inc. files annual, quarterly and current reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the SEC. Our SEC filings are available to the public from the SEC's internet site at http://www.sec.gov.

Our internet site is http://www.fipinc.com. We will make available free of charge through our internet site our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and Forms 3, 4 and 5 filed on behalf of directors and executive officers and any amendments to those reports filed or furnished pursuant to the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Also posted on our website in the "Investor Relations - Corporate Governance" section are charters for our Audit Committee, Compensation Committee, Nominating Committee, as well as our Corporate Governance Guidelines, Code of Ethics for our officers, and our Code of Business Conduct and Ethics governing our directors, officers and employees. Information on, or accessible through, our website is not a part of, and is not incorporated into, this report.

Item 1A. Risk Factors

You should carefully consider the following risks and other information in this Form 10-K in evaluating us and our common stock. Any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our results of operations or financial condition. The risk factors generally have been separated into the following groups: risks related to our business, risks related to our capital structure, risks related to our Manager, risks related to the spin-off, risks related to the Wheeling acquisition and risks related to our common stock. However, these categories do overlap and should not be considered exclusive.

Risks Related to Our Business

We have limited operating history as an independent company and may not be able to successfully operate our business strategy, generate sufficient revenue to make or sustain distributions to our stockholders or meet our contractual commitments.

We have limited experience operating as an independent company and cannot assure you that we will be able to successfully operate our business or implement our operating policies and strategies as described in this report. The timing, terms, price and form of consideration that we pay in future transactions may vary meaningfully from prior transactions.

As an independent public company, there can be no assurance that we will be able to generate sufficient returns to pay our operating expenses and make or sustain distributions to our stockholders, or any distributions at all, or meet our contractual commitments. Our results of operations, ability to make or sustain distributions to our stockholders or meet our contractual commitments depend on several factors, including the availability of opportunities to acquire attractive assets, the level and volatility of interest rates, the availability of adequate short- and long-term financing, the financial markets and economic conditions.

Uncertainty relating to macroeconomic conditions may reduce the demand for our assets, limit our ability to obtain additional capital to finance new investments or refinance existing debt, or have other unforeseen negative effects.

Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant tightening of credit markets and commodity price volatility, have created in the past and may continue to create difficult operating environments for owners and operators in the infrastructure industry. Many factors, including factors that are beyond our control, may impact our operating results or financial condition. For some years, the world has experienced weakened economic conditions and volatility following adverse changes in global capital markets. Volatility in oil and gas markets can put significant upward or downward pressure on prices for these commodities, and may affect demand for assets used in production, refining and transportation of oil and gas. Additionally, the worldwide military or geopolitical environment, including the Russia-Ukraine conflict and the conflicts in the Middle East and any related geopolitical or economic responses, U.S. federal government shutdowns, global macroeconomic effects of trade disputes and increased tariffs, such as those imposed, or that may be imposed, by the U.S., may put further upward or downward pressure on prices for such commodities. In the past, a significant decline in oil prices has led to lower production and transportation budgets worldwide. These conditions have resulted in significant contraction, deleveraging and reduced liquidity in the credit markets. A number of governments have implemented, or are considering implementing, a broad variety of governmental actions or new regulations for the financial markets. In addition, limitations on the availability of capital, higher costs of capital for financing expenditures or the desire to preserve liquidity, may cause our current or prospective customers to make reductions in future capital budgets and spending.

The industries in which we operate have experienced periods of oversupply during which asset values have declined, particularly during the most recent economic downturn, and any future oversupply could materially adversely affect our results of operations and cash flows.

The oversupply of a specific asset is likely to depress the value of our assets and result in decreased utilization of our assets, and the industries in which we operate have experienced periods of oversupply during which asset values have declined, particularly during the most recent economic downturn. Factors that could lead to such oversupply include, without limitation:

- general demand for the type of assets that we purchase;
- general macroeconomic conditions, including market prices for commodities that our assets may serve;
- geopolitical events, including war, prolonged armed conflict and acts of terrorism;
- outbreaks of communicable diseases and natural disasters;
- governmental regulation or economic trade or other policies, including as a result of changing trade policies and tariffs, including related uncertainty or the imposition of modified or additional tariffs, trade wars, barriers or restrictions, or threats of such actions;
- interest rates;
- the availability of credit;
- restructurings and bankruptcies of companies in the industries in which we operate, including our customers;
- manufacturer production levels and technological innovation;
- manufacturers merging or exiting the industry or ceasing to produce certain asset types;
- retirement and obsolescence of the assets that we own;
- increases in supply levels of assets in the market due to the sale or merging of our customers; and
- reintroduction of previously unused or dormant assets into the industries in which we operate.

These and other related factors are generally outside of our control and could lead to persistence of, or increase in, the oversupply of the types of assets that we acquire or decreased utilization of our assets, either of which could materially adversely affect our results of operations and cash flows.

There can be no assurance that any target returns will be achieved.

Our target returns for assets are targets only and are not forecasts of future profits. We develop target returns based on our Manager's assessment of appropriate expectations for returns on assets and the ability of our Manager to enhance the return generated by those assets through active management. There can be no assurance that these assessments and expectations will be achieved and failure to achieve any or all of them may materially adversely impact our ability to achieve any target return with respect to any or all of our assets.

In addition, our target returns are based on estimates and assumptions regarding a number of other factors, including, without limitation, holding periods, the absence of material adverse events affecting specific investments (which could include, without limitation, natural disasters, terrorism, social unrest or civil disturbances), general and local economic and market conditions, changes in law, taxation, regulation or governmental policies and changes in the geopolitical approach to infrastructure investment, either generally or in specific countries in which we may invest or seek to invest. Many of these factors, as well as the other risks described elsewhere in this report, are beyond our control and all could adversely affect our ability to achieve a target return with respect to an asset. Further, target returns are targets for the return generated by specific assets and not by us. Numerous factors could prevent us from achieving similar returns, notwithstanding the performance of individual assets, including, without limitation, taxation and fees payable by us or our operating subsidiaries, including fees and incentive allocation payable to our Manager.

There can be no assurance that the returns generated by any of our assets will meet our target returns, or any other level of return, or that we will achieve or successfully implement our asset acquisition objectives, and failure to achieve the target return in respect of any of our assets could, among other things, have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. Further, even if the returns generated by individual assets meet target returns, there can be no assurance that the returns generated by other existing or future assets would do so, and the historical performance of the assets in our existing portfolio should not be considered as indicative of future results with respect to any assets.

Contractual defaults may adversely affect our business, prospects, financial condition, results of operations and cash flows by decreasing revenues and increasing storage, positioning, collection, recovery and lost equipment expenses.

The success of our business depends in large part on the success of the operators in the sectors in which we participate. Cash flows from our assets are substantially impacted by our ability to collect compensation and other amounts to be paid in respect of such assets from the customers with whom we enter into contractual arrangements. Inherent in the nature of the arrangements for the use of such assets is the risk that we may not receive, or may experience delay in realizing, such amounts to be paid. While we target the entry into contracts with credit-worthy counterparties, no assurance can be given that such counterparties will perform their obligations during the term of the contractual arrangement. In addition, when counterparties default, we may fail to recover all of our assets, and the assets we do recover may be returned in damaged condition or to locations where we will not be able to efficiently use or sell them.

If we acquire a high concentration of a particular type of asset, or concentrate our investments in a particular sector, our business, prospects, financial condition, results of operations and cash flows could be adversely affected by changes in market demand or problems specific to that asset or sector.

If we acquire a high concentration of a particular asset, or concentrate our investments in a particular sector, our business and financial results could be adversely affected by sector-specific or asset-specific factors. Furthermore, as a result of the spin-off transaction, our assets are focused on infrastructure and we do not have any interest in FTAI's aviation assets, which limits the diversity of our portfolio. Any decrease in the value and rates of our assets may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

We may not generate a sufficient amount of cash or generate sufficient free cash flow to fund our operations or repay our and our subsidiaries' indebtedness and preferred stock.

Our ability to make payments on our and our subsidiaries' indebtedness and preferred stock as required depends on our and our subsidiaries' ability to generate cash flow in the future. This ability, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we or our subsidiaries do not generate sufficient free cash flow to satisfy our or our subsidiaries' debt or preferred stock obligations, including interest payments and the payment of principal at maturity, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot provide assurance that any refinancing would be possible, that any assets could be sold, or, if sold, of the timeliness and amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt or preferred stock instruments then in effect. Furthermore, our ability to refinance would depend upon the condition of the finance and credit markets. Our inability to generate sufficient free cash flow to satisfy our and our subsidiaries' debt and preferred stock obligations, or to refinance our and our subsidiaries' obligations on commercially reasonable terms or on a timely basis, would materially affect our business, financial condition and results of operations.

We operate in highly competitive markets.

The business of acquiring infrastructure assets is highly competitive. Market competition for opportunities includes traditional infrastructure companies, commercial and investment banks, as well as a growing number of non-traditional participants, such as hedge funds, private equity funds and other private investors, including Fortress-related entities. Some of these competitors may have access to greater amounts of capital and/or to capital that may be committed for longer periods of time or may have different return thresholds than us, and thus these competitors may have certain advantages not shared by us. In addition, competitors may have incurred, or may in the future incur, leverage to finance their debt investments at levels or on terms more favorable than those available to us. Strong competition for investment opportunities could result in fewer such opportunities for us, as certain of these competitors have established and are establishing investment vehicles that target the same types of assets that we intend to purchase.

In addition, some of our competitors may have longer operating histories, greater financial resources and lower costs of capital than us, and consequently, may be able to compete more effectively in one or more of our target markets. We likely will not always be able to compete successfully with our competitors and competitive pressures or other factors may also result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

The values of our assets may fluctuate due to various factors.

The fair market values of our assets may decrease or increase depending on a number of factors, including general economic and market conditions affecting our target markets, type and age of assets, supply and demand for assets, competition, new governmental or other regulations and technological advances, all of which could impact our profitability and our ability to develop, operate, or sell such assets. In addition, our assets depreciate as they age and may generate lower revenues and cash flows. We must be able to replace such older, depreciated assets with newer assets, or our ability to maintain or increase our revenues and cash flows will decline. In addition, if we dispose of an asset for a price that is less than the depreciated book value of the asset on our balance sheet or if we determine that an asset's value has been impaired, we will recognize a related charge in our Consolidated Statements of Operations and such charge could be material.

We may acquire operating businesses, including businesses whose operations are not fully matured and stabilized. These businesses may be subject to significant operating and development risks, including increased competition, cost overruns and delays, and difficulties in obtaining approvals or financing. These factors could materially affect our business, financial condition, liquidity and results of operations.

We received in the spin-off, and may in the future acquire, operating businesses, including businesses whose operations are not fully matured and stabilized (including, but not limited to, our businesses within the Railroad, Jefferson Terminal, Repauno, Power and Gas, and Sustainability and Energy Transition segments). While our Manager has deep experience in the construction and operation of these companies, we are nevertheless subject to significant risks and contingencies of an operating business, and these risks are greater where the operations of such businesses are not fully matured and stabilized. Key factors that may affect our operating businesses include, but are not limited to:

- competition from market participants;

- general economic and/or industry trends, including pricing for the products or services offered by our operating businesses;

- the issuance and/or continued availability of necessary permits, licenses, approvals and agreements from governmental agencies and third parties as are required to construct and operate such businesses;

- changes or deficiencies in the design or construction of development projects;

- unforeseen engineering, environmental or geological problems;

- potential increases in construction and operating costs due to changes in the cost and availability of fuel, power, materials and supplies;

- the availability and cost of skilled labor and equipment;

- our ability to enter into additional satisfactory agreements with contractors and to maintain good relationships with these contractors in order to construct development projects within our expected cost parameters and time frame, and the ability of those contractors to perform their obligations under the contracts and to maintain their creditworthiness;

- potential liability for injury or casualty losses which are not covered by insurance;

- potential opposition from non-governmental organizations, environmental groups, local or other groups which may delay or prevent development activities;

- local and economic conditions;

- recent geopolitical events;

- changes in legal requirements; and

- force majeure events, including catastrophes and adverse weather conditions.

Any of these factors could materially affect our business, financial condition, liquidity and results of operations.

Our use of joint ventures or partnerships, and our Manager's outsourcing of certain functions, may present unforeseen obstacles or costs.

We received in the spin-off, and may in the future acquire, interests in certain assets in cooperation with third-party partners or co-investors through jointly owned acquisition vehicles, joint ventures or other structures. In these co-investment situations, our ability to control the management of such assets depends upon the nature and terms of the joint arrangements with such partners and our relative ownership stake in the asset, each of which will be determined by negotiation at the time of the investment and the determination of which is subject to the discretion of our Manager. Depending on our Manager's perception of the relative risks and rewards of a particular asset, our Manager may elect to acquire interests in structures that afford relatively little or no operational and/or management control to us. Such arrangements present risks not present with wholly owned assets, such as the possibility that a co-investor becomes bankrupt, develops business interests or goals that conflict with our interests and goals in respect of the assets, all of which could materially adversely affect our business, prospects, financial condition, results of operations and cash flows.

In addition, our Manager expects to utilize third-party contractors to perform services and functions related to the operation of our assets. These functions may include billing, collections, recovery and asset monitoring. Because we and our Manager do not directly control these third parties, there can be no assurance that the services they provide will be delivered at a level commensurate with our expectations, or at all. The failure of any such third-party contractors to perform in accordance with our expectations could materially adversely affect our business, prospects, financial condition, results of operations and cash flows.

We are subject to the risks and costs of obsolescence of our assets.

Technological and other improvements expose us to the risk that certain of our assets may become technologically or commercially obsolete. If we are not able to acquire new technology or are unable to implement new technology, we may suffer a competitive disadvantage. For example, as the freight transportation markets we serve continue to evolve and become more efficient, the use of certain locomotives or railcars may decline in favor of other more economic modes of transportation. If the technology we use in our lines of business is superseded, or the cost of replacing our locomotives or railcars is expensive and requires additional capital, we could experience significant cost increases and reduced availability of the assets and equipment that are necessary for our operations. Any of these risks may adversely affect our ability to sell our assets on favorable terms, if at all, which could materially adversely affect our operating results and growth prospects.

The North American rail sector is a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future laws, regulations and other requirements could significantly increase our operational costs of doing business, thereby adversely affecting our profitability.

The rail sector is subject to extensive laws, regulations and other requirements, including, but not limited to, those relating to the environment, safety, rates and charges, service obligations, employment, labor, immigration, minimum wages and overtime pay, health care and benefits, working conditions, public accessibility and other requirements. These laws and regulations are enforced by U.S. federal agencies, including the U.S. Environmental Protection Agency (the "U.S. EPA"), the U.S. Department of Transportation (the "DOT"), the Occupational Safety and Health Act (the "OSHA"), the U.S. Federal Railroad Administration (the "FRA"), and the U.S. Surface Transportation Board (the "STB"), as well as numerous other state, provincial, local and federal agencies. Ongoing compliance with, or a violation of, these laws, regulations and other requirements could have a material adverse effect on our business, financial condition and results of operations.

We believe that our rail operations are, and have been, in substantial compliance with applicable laws and regulations. However, these laws and regulations, and the interpretation or enforcement thereof, are subject to frequent change and varying interpretation by regulatory authorities, and we are unable to predict the ongoing cost to us of complying with these laws and regulations or the future impact of these laws and regulations on our operations. In addition, from time to time we are subject to inspections and investigations by various regulators. Violation of environmental or other laws, regulations and permits can result in the imposition of significant administrative, civil and criminal penalties, injunctions and construction bans or delays.

Legislation passed by the U.S. Congress or Canadian Parliament or new regulations issued by federal agencies can significantly affect the revenues, costs and profitability of our business. For instance, the STB's recent proposal to modify its policy regarding forced reciprocal switching by rail carriers or other competitive access proposals, if adopted, could increase government involvement in railroad pricing, service and operations and significantly change the current federal regulatory framework of the railroad industry. Such changes could have a significant negative impact on the Company's ability to determine prices for rail services, meet service standards and could force a reduction in capital spending. Statutes imposing price constraints or affecting rail-to-rail competition could adversely affect the Company's profitability.

Under various U.S. federal, state, provincial and local environmental requirements, as the owner or operator of terminals or other facilities, we may be liable for the costs of removal or remediation of contamination at or from our existing locations, whether we knew of, or were responsible for, the presence of such contamination. The failure to timely report and properly remediate contamination may subject us to liability to third parties and may adversely affect our ability to sell or rent our property or to borrow money using our property as collateral. Additionally, we may be liable for the costs of remediating third-party sites where hazardous substances from our operations have been transported for treatment or disposal, regardless of whether we own or operate that site. In the future, we may incur substantial expenditures for investigation or remediation of contamination that has not yet been discovered at our current or former locations or locations that we may acquire.

A discharge of hydrocarbons or hazardous substances into the environment associated with operating our rail assets could subject us to substantial expense, including the cost to recover the materials spilled, restore the affected natural resources, pay fines and penalties, and natural resource damages and claims made by employees, neighboring landowners, government authorities and other third parties, including for personal injury and property damage. We may experience future catastrophic sudden or gradual releases into the environment from our trains or facilities or discover historical releases that were previously unidentified or not assessed. Although our inspection and testing programs are designed to prevent, detect and address any such releases promptly, the liabilities resulting from any future releases into the environment from our assets, have the potential to substantially affect our business. Such events could also subject us to media and public scrutiny that could have a negative effect on our operations and also on the value of our common stock.

Our business could be adversely affected if service on the railroads is interrupted or if more stringent regulations are adopted regarding railcar design or the transportation of crude oil by rail.

As a result of hydraulic fracturing and other improvements in extraction technologies, there has been a substantial increase in the volume of crude oil and liquid hydrocarbons produced and transported in North America, and a geographic shift in that production versus historical production. The increase in volume and shift in geography has resulted in increased pipeline congestion and a corresponding growth in crude oil being transported by rail from Canada and across the U.S. High-profile accidents involving crude-oil-carrying trains in Quebec, North Dakota and Virginia, and more recently in Saskatchewan, West Virginia and Illinois, have raised concerns about derailments and the environmental and safety risks associated with crude oil transport by rail and the associated risks arising from railcar design. In Canada, the transport of hazardous products is receiving greater scrutiny which could impact our customers and our business.

Our business is subject to evolving regulations regarding railcar design and the transportation of hazardous materials. Following the 2023 East Palestine derailment, authorities have accelerated safety mandates, including the final transition to DOT-117 tank cars. As of May 2025, legacy CPC-1232 cars are largely prohibited from crude and ethanol service, with a final deadline of May 1, 2029, for all other flammable liquids.

To mitigate the costs of retrofitting our fleet of railcars at Jefferson and the risks of stricter operational controls, we are increasingly focusing our business development on customers and commodities that do not involve the movement of hazardous materials. Despite this shift, any additional federal or provincial mandates—such as real-time reporting requirements or speed restrictions—could still increase compliance costs. Furthermore, railroad service disruptions due to labor disputes, mechanical failures, or extreme weather could adversely affect our operations and financial results.

The adoption of additional federal, state, provincial or local laws or regulations, including any voluntary measures by the rail industry regarding railcar design or crude oil and liquid hydrocarbon rail transport activities, or efforts by local communities to restrict or limit rail traffic involving crude oil, could affect our business by increasing compliance costs and decreasing demand for our services, which could adversely affect our financial position and cash flows. Moreover, any disruptions in the operations of railroads, including those due to shortages of railcars, weather-related problems, flooding, drought, accidents, mechanical difficulties, strikes, lockouts or bottlenecks, could adversely impact our customers' ability to move their product and, as a result, could affect our business.

We could be negatively impacted by environmental, social, and governance ("ESG") and sustainability-related matters.

Governments, investors, customers, employees and other stakeholders are increasingly focusing on corporate ESG practices and disclosures, and expectations in this area continue to evolve. In addition, ESG laws and regulations are expanding mandatory disclosure, reporting and diligence requirements. We have announced, and may in the future announce, sustainability-focused investments, partnerships and other initiatives and goals. These initiatives, aspirations, targets or objectives reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Our efforts to accomplish and accurately report on these initiatives and goals present numerous operational, regulatory, reputational, financial, legal, and other risks, any of which could have a material negative impact, including on our reputation and stock price.

In addition, the standards for tracking and reporting on ESG matters are relatively new, have not been harmonized and continue to evolve. Our selection of disclosure frameworks that seek to align with various voluntary reporting standards may change from time to time and may result in a lack of comparative data from period to period. Moreover, our processes and controls may not always align with evolving voluntary standards for identifying, measuring, and reporting ESG metrics, our interpretation of reporting standards may differ from those of others, and such standards may change over time, any of which could result in significant revisions to our goals or reported progress in achieving such goals. In this regard, the criteria by which our ESG practices and disclosures are assessed may change due to the quickly evolving landscape, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. The increasing attention to corporate ESG initiatives could also result in increased investigations and litigation or threats thereof. If we are unable to satisfy such new criteria, investors may conclude that our ESG and sustainability practices are inadequate. On the other hand, state attorneys general and other governmental authorities may take action against certain ESG policies or practices, and we may become subject to restrictions on ESG initiatives. If we fail or are perceived to have failed to achieve previously announced initiatives or goals, accurately disclose our progress on such initiatives or goals or comply with various ESG and anti-ESG practices and regulations, our reputation, business, financial condition and results of operations could be adversely impacted.

We transport hazardous materials.

We transport certain hazardous materials and other materials, including crude oil, ethanol, and toxic inhalation hazard ("TIH") materials, such as chlorine, that pose certain risks in the event of a release or combustion. Additionally, U.S. laws impose common carrier obligations on railroads that require us to transport certain hazardous materials regardless of risk or potential exposure to loss. In addition, insurance premiums charged for, or the self-insured retention associated with, some or all of the coverage currently maintained by us could increase dramatically or certain coverage may not be available to us in the future if there is a catastrophic event related to rail transportation of these materials. A rail accident or other incident or accident on our network, at our facilities, or at the facilities of our customers involving the release or combustion of hazardous materials could involve significant costs and claims for personal injury, property damage, and environmental penalties and remediation in excess of our insurance coverage for these risks, which could have a material adverse effect on our results of operations, financial condition, and liquidity.

We may be affected by fluctuating prices for fuel and energy.

Volatility in energy prices could have a significant effect on a variety of items, including, but not limited to: the economy; demand for transportation services; business related to the energy sector, including the production and processing of crude oil, natural gas, and coal; fuel prices; and, fuel surcharges. Particularly in our rail business, fuel costs constitute a significant portion of our expenses. Diesel fuel prices and availability can be subject to dramatic fluctuations, and significant price increases could have a material adverse effect on our operating results. If a severe fuel supply shortage arose from production curtailments, disruption of oil imports or domestic oil production, disruption of domestic refinery production, damage to refinery or pipeline infrastructure, political unrest, war, terrorist attack or otherwise, diesel fuel may not be readily available and may be subject to rationing regulations. Currently, we receive fuel surcharges and other rate adjustments to offset fuel prices, although there may be a significant delay in our recovery of fuel costs based on the terms of the fuel surcharge program. If Class I railroads change their policies regarding fuel surcharges, the compensation we receive for increases in fuel costs may decrease, which could have a negative effect on our profitability; in fact, we cannot be certain that we will always be able to mitigate rising or elevated fuel costs through fuel surcharges at all, as future market conditions or legislative or regulatory activities could adversely affect our ability to apply fuel surcharges or adequately recover increased fuel costs through fuel surcharges.

International, political, and economic factors, events and conditions and the potential for worsening economic conditions or economic downturn, including as a result of recent geopolitical events and changing trade policies and tariffs, including related uncertainty or the imposition of modified or additional tariffs, trade wars, barriers or restrictions, or threats of such actions, may affect the volatility of fuel prices and supplies. Weather can also affect fuel supplies and limit domestic refining capacity. A severe shortage of, or disruption to, domestic fuel supplies could have a material adverse effect on our results of operations, financial condition, and liquidity. In addition, lower fuel prices could have a negative impact on commodities we process and transport, such as crude oil and petroleum products, which could have a material adverse effect on our results of operations, financial condition, and liquidity.

Because we depend on Class I railroads for a significant portion of our operations in North America, our results of operations, financial condition and liquidity may be adversely affected if our relationships with these carriers deteriorate.

The railroad industry in the United States and Canada is dominated by six Class I carriers that have substantial market control and negotiating leverage. In addition, Class I carriers also traditionally have been significant sources of business for us, and may be future sources of potential acquisition candidates as they divest branch lines. A decision by any of these Class I carriers to cease or re-route certain freight movements or to alter existing business relationships, including operational or relationship changes, could have a material adverse effect on our results of operations. The overall impact of any such decision would depend on which Class I carrier is involved, the routes and freight movements affected, as well as the nature of any changes.

The Railroad segment faces competition from other railroads and other transportation providers.

The Railroad segment faces competition from other railroads, motor carriers, ships, barges, and pipelines. We operate in some corridors served by other railroads and motor carriers. In addition to price competition, we face competition with respect to transit times, quality, and reliability of service from motor carriers and other railroads. Motor carriers in particular can have an advantage over railroads with respect to transit times and timeliness of service. However, railroads are much more fuel-efficient than trucks, which reduces the impact of transporting goods on the environment and public infrastructure. Additionally, we must build or acquire and maintain our rail system, while trucks, barges, and maritime operators are able to use public rights-of-way maintained by public entities. Any of the following could also affect the competitiveness of our rail services, which could have a material adverse effect on our results of operations, financial condition, and liquidity: (i) improvements or expenditures materially increasing the quality or reducing the costs of these alternative modes of transportation, such as autonomous or more fuel efficient trucks, (ii) legislation that eliminates or significantly increases the size or weight limitations applied to motor carriers, or (iii) legislation or regulatory changes that impose operating restrictions on railroads or that adversely affect the profitability of some or all railroad traffic. Additionally, any future consolidation of the rail industry could materially affect our competitive environment.

Our assets are exposed to unplanned interruptions caused by events outside of our control which may disrupt our business and cause damage or losses that may not be adequately covered by insurance.

The operations of infrastructure projects are exposed to unplanned interruptions caused by breakdown or failure of equipment or plants, aging infrastructure, employee error or contractor or subcontractor failure, problems that delay or increase the cost of returning facilities to service after outages, limitations that may be imposed by equipment conditions or environmental, safety or other regulatory requirements, fuel supply or fuel transportation reductions or interruptions, labor disputes, difficulties with the implementation or operation of information systems, derailments, power outages, pipeline or electricity line ruptures and catastrophic events, such as hurricanes, cyclones, earthquakes, landslides, floods, explosions, fires or other disasters. Any equipment or system outage or constraint can, among other things, reduce sales, increase costs and affect the ability to meet regulatory service metrics, customer expectations and regulatory reliability and security requirements. We have in the past experienced power outages at plants which disrupted their operations and negatively impacted our revenues. We cannot assure you that similar events may not occur in the future. Operational disruption, as well as supply disruption, and increased government oversight could adversely impact the cash flows available from these assets. In addition, the cost of repairing or replacing damaged assets could be considerable. Repeated or prolonged interruption may result in temporary or permanent loss of customers, substantial litigation or penalties for regulatory or contractual non-compliance, and any loss from such events may not be recoverable under relevant insurance policies. Although we believe that we are adequately insured against these types of events no assurance can be given that the occurrence of any such event will not materially adversely affect us.

We are actively evaluating potential acquisitions of assets and operating companies in other infrastructure sectors which could result in additional risks and uncertainties for our business and unexpected regulatory compliance costs.

While our existing portfolio consists of assets in the energy, port and rail sectors, we are actively evaluating potential acquisitions of assets and operating companies in other infrastructure sectors and we plan to be flexible as other attractive opportunities arise over time. To the extent we make acquisitions in other sectors, we will face numerous risks and uncertainties, including risks associated with the required investment of capital and other resources and with combining or integrating operational and management systems and controls. Entry into certain lines of business may subject us to new laws and regulations and may lead to increased litigation and regulatory risk. Many types of infrastructure assets, including certain rail and seaport assets, are subject to registration requirements by U.S. governmental agencies, as well as foreign governments if such assets are to be used outside of the United States. Failing to register the assets, or losing such registration, could result in substantial penalties, forced liquidation of the assets and/or the inability to operate and, if applicable, lease the assets. We may need to incur significant costs to comply with the laws and regulations applicable to any such new acquisition. The failure to comply with these laws and regulations could cause us to incur significant costs, fines or penalties or require the assets to be removed from service for a period of time resulting in reduced income from these assets. In addition, if our acquisitions in other sectors produce insufficient revenues, or produce investment losses, or if we are unable to efficiently manage our expanded operations, our results of operations will be adversely affected, and our reputation and business may be harmed.

Restrictive covenants in our and our subsidiaries' debt and preferred stock instruments may adversely affect us.

The instruments governing our and our subsidiaries' outstanding debt and preferred stock contain, certain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. For example, these covenants significantly restrict our and certain of our subsidiaries' ability to:

- incur indebtedness;

- issue equity interests of the Company ranking *pari passu* with, or senior in priority to, our Series B Redeemable Convertible Preferred Stock;

- issue equity interests of any subsidiary of the Company;

- pay dividends or make other distributions;

- repurchase or redeem capital stock or subordinated indebtedness and make investments;

- create liens;

- incur dividend or other payment restrictions affecting the Company and certain of its subsidiaries;

- transfer or sell assets, including capital stock of subsidiaries;

- merge or consolidate with other entities or transfer all or substantially all of the Company's assets;

- take actions to cause the Company to cease to be treated as a domestic C corporation for U.S. tax purposes;

- consummate a change in control without concurrently redeeming the Series A Preferred Units and warrants of FIP RR Holdings LLC;

- amend, terminate or permit the assignment or subcontract of, or the transfer of any rights or obligations under, the Management Agreement, in order to alter the (i) scope of services in any material respect, (ii) the compensation, fee payment or other economic terms relating to the Management Agreement, or (iii) the scope of matters expressly required to be approved by the Independent Directors (as such term is defined in the Management Agreement) pursuant to the Management Agreement;

- engage in certain intercompany transactions;

- engage in certain prohibited business activities; and

- enter into transactions with affiliates.

While these covenants are subject to a number of important exceptions and qualifications, such restrictive covenants could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities. Events beyond our control can affect our ability to comply with these covenants. If an event of default occurs, we cannot assure you that we would have sufficient assets to repay all of our obligations.

In addition, certain other debt instruments (including the Series 2020A Bonds, Series 2021 Bonds and Series 2024 Bonds, the EB-5 loan agreements, the Long Ridge Acquiom Loan, the RailCo Revolver and the June 2025 Jefferson Credit Agreement) and the Series A Preferred Units and warrants of FIP RR Holdings LLC include restrictive covenants that may materially limit our, or our subsidiaries', ability to repay other debt or require us to achieve and maintain compliance with specified financial ratios. See "Description of Indebtedness" in the Information Statement filed with the SEC on Form 8-K on July 15, 2022 and Exhibits 10.11, 10.14 and 10.15 included herein.

Terrorist attacks or other hostilities could negatively impact our operations and our profitability and may expose us to liability and reputational damage.

Terrorist attacks may negatively affect our operations. Such attacks have contributed to economic instability in the United States and elsewhere, and further acts of terrorism, violence or war, including recent geopolitical events, could similarly affect world trade and the industries in which we and our customers operate. In addition, terrorist attacks or hostilities may directly impact locations where our trains and containers travel or our physical facilities or those of our customers. In addition, it is also possible that our assets could be involved in a terrorist attack or other hostilities. The consequences of any terrorist attacks or hostilities are unpredictable, and we may not be able to foresee events that could have a material adverse effect on our operations.

Our inability to obtain sufficient capital would constrain our ability to grow our portfolio and to increase our revenues.

Our business is capital intensive, and we have used and may continue to employ leverage to finance our operations. Accordingly, our ability to successfully execute our business strategy and maintain our operations depends on the availability and cost of debt and equity capital. Additionally, our ability to borrow against our assets is dependent, in part, on the appraised value of such assets. If the appraised value of such assets declines, we may be required to reduce the principal outstanding under our debt facilities or otherwise be unable to incur new borrowings.

We can give no assurance that the capital we need will be available to us on favorable terms, or at all. Our inability to obtain sufficient capital, or to renew or expand our credit facilities, could result in increased funding costs and would limit our ability to:

- meet the terms and maturities of our existing and future debt facilities;

- purchase new assets or refinance existing assets;

- fund our working capital needs and maintain adequate liquidity; and

- finance other growth initiatives.

In addition, we conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act of 1940 (the "Investment Company Act"). As such, certain forms of financing such as finance leases may not be available to us. Please see "—If we are deemed an investment company under the Investment Company Act, it could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows."

The effects of various environmental regulations may negatively affect the industries in which we operate which could have a material adverse effect on our financial condition, results of operations and cash flows.

We are subject to federal, state and local laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and noise and emission levels and greenhouse gas emissions. Under some environmental laws in the United States, strict liability may be imposed on the owners or operators of assets, which could render us liable for environmental and natural resource damages without regard to negligence or fault on our part. In addition, changes to environmental standards or regulations in the industries in which we operate could limit the economic life of the assets we acquire or reduce their value, and also require us to make significant additional investments in order to maintain compliance, which would negatively impact our results of operations and financial condition. In addition, a variety of new legislation is being enacted, or considered for enactment, at the federal, state and local levels relating to greenhouse gas emissions and climate change. While there has historically been a lack of consistent climate change legislation, as climate change concerns continue to grow, further legislation and regulations are expected to continue in areas such as greenhouse gas emissions control, emission disclosure requirements and building codes or other infrastructure requirements that impose energy efficiency standards. Government mandates, standards or regulations intended to mitigate or reduce greenhouse gas emissions or projected climate change impacts could result in prohibitions or severe restrictions on infrastructure development in certain areas, increased energy and transportation costs, and increased compliance expenses and other financial obligations to meet permitting or development requirements that we may be unable to fully recover (due to market conditions or other factors), any of which could result in reduced profits and adversely affect our results of operations. While we typically maintain liability insurance coverage, the insurance coverage is subject to large deductibles, limits on maximum coverage and significant exclusions and may not be sufficient or available to protect against any or all liabilities and such indemnities may not cover or be sufficient to protect us against losses arising from environmental damage. In addition, changes to environmental standards or regulations in the industries in which we operate could limit the economic life of the assets we acquire or reduce their value, and also require us to make significant additional investments in order to maintain compliance, which would negatively impact our cash flows and results of operations.

Our Repauno site and the Long Ridge property are subject to environmental laws and regulations that may expose us to significant costs and liabilities.

Our Repauno site is subject to ongoing environmental investigation and remediation by the former owner that sold Repauno to FTAI (the "Repauno Seller") related to historic industrial operations. The Repauno Seller is responsible for completion of this work, and we benefit from a related indemnity and insurance policy. If the Repauno Seller fails to fulfill its investigation and remediation, or indemnity obligations and the related insurance, which are subject to limits and conditions, fail to cover our costs, we could incur losses. Redevelopment of the property in those areas undergoing investigation and remediation must await state environmental agency confirmation that no further investigation or remediation is required before redevelopment activities can occur in such areas of the property. Therefore, any delay in the Repauno Seller's completion of the environmental work or receipt of related approvals in an area of the property could delay our redevelopment activities. In addition, once received, permits and approvals may be subject to litigation, and projects may be delayed or approvals reversed or modified in litigation. If there is a delay in obtaining any required regulatory approval, it could delay projects and cause us to incur costs.

In addition, a portion of the Long Ridge site was redeveloped as a combined cycle gas-fired electric generating facility, and other portions will likely be redeveloped in the future. Although we have not identified material impacts to soils or groundwater that reasonably would be expected to prevent or delay further redevelopment projects, impacted materials could be encountered that require special handling and/or result in delays to those projects. Any additional projects may require environmental permits and approvals from federal, state and local environmental agencies. Once received, permits and approvals may be subject to litigation, and projects may be delayed or approvals reversed or modified in litigation. If there is a delay in obtaining any required regulatory approval, it could delay projects and cause us to incur costs.

Moreover, new, stricter environmental laws, regulations or enforcement policies, including those imposed in response to climate change, could be implemented that significantly increase our compliance costs, or require us to adopt more costly methods of operation. If we are not able to transform the Repauno or Long Ridge sites into hubs for industrial and energy development in a timely manner, their future prospects could be materially and adversely affected, which may have a material adverse effect on our business, operating results and financial condition.

We have material customer concentration with respect to the Jefferson Terminal and Railroad segments, with a limited number of customers accounting for a material portion of our revenues.

We earned approximately 10%, 13% and 12% of our revenue for the years ended December 31, 2025, 2024 and 2023 from one customer within the Jefferson Terminal segment, respectively, and 32%, 50% and 51% of our revenue from one customer within the Railroad segment during the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, accounts receivable from three customers within the Jefferson Terminal and Railroad segments represented 41% of total accounts receivable, net. As of December 31, 2024, accounts receivable from two customers within the Jefferson Terminal and Railroad segments represented 48% of total accounts receivable, net.

There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services that will be generated by these customers or the future demand for the products and services of these customers in the end-user marketplace. In addition, revenues from these customers may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions or other factors, some of which may be outside of our control. If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, or undergo material management or ownership changes, we could be pressured to reduce the prices we charge for our services or we could lose a major customer. Any such development could have an adverse effect on our margins and financial position and would negatively affect our revenues and results of operations and/or trading price of our common stock.

A cyberattack that bypasses our information technology ("IT") security systems or the IT security systems of our third-party providers, causing an IT security breach or cybersecurity incident, may lead to a disruption of our IT systems and the loss of business information which may hinder our ability to conduct our business effectively and may result in lost revenues and additional costs.

Parts of our business depend on the secure operation of our IT systems and the IT systems of our third-party providers to manage, process, store, and transmit information. We have, from time to time, experienced cybersecurity threats to our data and systems, including malware and computer virus attacks, any of which could be enhanced or facilitated by artificial intelligence. A cyberattack that bypasses our IT security systems or the IT security systems of our third-party providers, causing an IT security breach or cybersecurity incident, could adversely impact our daily operations and lead to the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liabilities. While we devote substantial resources to maintaining adequate levels of cyber-security, our resources and technical sophistication may not be adequate to prevent all types of cyberattacks or incidents.

If we are deemed an "investment company" under the Investment Company Act, it could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

We conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Excluded from the term "investment securities," among other things, are U.S. government securities and securities issued by entities which are at least 50% owned that are not themselves investment companies and are not relying on the exception from the definition of investment company for certain privately offered investment vehicles set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

The Investment Company Act may limit our and our subsidiaries' ability to enter into financing leases and engage in other types of financial activity because less than 40% of the value of our and our subsidiaries' total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis can consist of "investment securities."

If we or any of our subsidiaries were required to register as an investment company under the Investment Company Act, the registered entity would become subject to substantial regulation that would significantly change our operations, and we would not be able to conduct our business as described in this report. We have not obtained a formal determination from the SEC as to our status under the Investment Company Act and, consequently, any violation of the Investment Company Act would subject us to material adverse consequences.

Adverse judgments or settlements in legal proceedings could materially harm our business, financial condition, operating results and cash flows.

We may be party to claims that arise from time to time in the ordinary course of our business, which may include those related to, for example, contracts, sub-contracts, employment of our workforce and immigration requirements or compliance with any of a wide array of state and federal statutes, rules and regulations that pertain to different aspects of our business. We may also be required to initiate expensive litigation or other proceedings to protect our business interests. There is a risk that we will not be successful or otherwise be able to satisfactorily resolve any pending or future litigation. In addition, litigation and other legal claims are subject to inherent uncertainties and management's view of currently pending legal matters may change in the future. Those uncertainties include, but are not limited to, litigation costs and attorneys' fees, unpredictable judicial or jury decisions and the differing laws regarding damage awards among the states in which we operate. Unexpected outcomes in such legal proceedings, or changes in management's evaluation or predictions of the likely outcomes of such proceedings (possibly resulting in changes in established reserves), could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to Our Manager

We are dependent on our Manager and other key personnel at Fortress and may not find suitable replacements if our Manager terminates the Management Agreement or if other key personnel depart.

Our officers and other individuals who perform services for us (other than Jefferson Terminal, Repauno, Long Ridge, Transtar, Aleon and Gladieux, Wheeling, KRS, Clean Planet, FYX, and CarbonFree employees) are employees of our Manager or other Fortress entities. We are completely reliant on our Manager, which has significant discretion as to the implementation of our operating policies and strategies, to conduct our business. We are subject to the risk that our Manager will terminate the Management Agreement and that we will not be able to find a suitable replacement for our Manager in a timely manner, at a reasonable cost, or at all. Furthermore, we are dependent on the services of certain key employees of our Manager and certain key employees of Fortress entities whose compensation is partially or entirely dependent upon the amount of management fees earned by our Manager and whose continued service is not guaranteed, and the loss of such personnel or services could materially adversely affect our operations. We do not have key man insurance for any of the personnel of the Manager or other Fortress entities that are key to us. An inability to find a suitable replacement for any departing employee of our Manager or Fortress entities on a timely basis could materially adversely affect our ability to operate and grow our business.

In addition, our Manager may assign our Management Agreement to an entity whose business and operations are managed or supervised by Mr. Wesley R. Edens, who is an employee of Fortress, which is an affiliate of our Manager, and who until May 2024, was a principal and a member of the board of directors of Fortress and a member of the management committee of Fortress since co-founding Fortress in May 1998. In the event of any such assignment to a non-affiliate of Fortress, the functions currently performed by our Manager's current personnel may be performed by others. We can give you no assurance that such personnel would manage our operations in the same manner as our Manager currently does, and the failure by the personnel of any such entity to acquire assets generating attractive risk-adjusted returns could have a material adverse effect on our business, financial condition, results of operations and cash flows.

On May 14, 2024, certain members of Fortress management and affiliates of Mubadala completed their acquisition of 100% of the equity of Fortress. While Fortress's senior investment professionals are expected to remain at Fortress, including those individuals who perform services for us, there can be no assurance that the transaction will not have an adverse impact on us or our relationship with our Manager.

There are conflicts of interest in our relationship with our Manager.

Our Management Agreement was not negotiated at arm's-length, and its terms, including fees payable, may not be as favorable to us as if they had been negotiated with an unaffiliated third party.

There are conflicts of interest inherent in our relationship with our Manager insofar as our Manager and its affiliates—including investment funds, private investment funds, or businesses managed by our Manager, including Florida East Coast Industries, LLC ("FECI")—invest in transportation and transportation-related infrastructure assets and whose investment objectives overlap with our asset acquisition objectives. Certain opportunities appropriate for us may also be appropriate for one or more of these other investment vehicles. Certain members of our board of directors and employees of our Manager who are our officers also serve as officers and/or directors of these other entities. Although we have the same Manager, we may compete with entities affiliated with our Manager or Fortress, including FECI, for certain target assets. From time to time, entities affiliated with or managed by our Manager or Fortress may focus on investments in assets with a similar profile as our target assets that we may seek to acquire. These affiliates may have meaningful purchasing capacity, which may change over time depending upon a variety of factors, including, but not limited to, available equity capital and debt financing, market conditions and cash on hand. Fortress has multiple existing and planned funds focused on investing in one or more of our target sectors, each with significant current or expected capital commitments. In connection with the spin-off, we received assets previously purchased by FTAI, and we may in the future purchase assets from these funds, and FTAI has previously co-invested and we may in the future co-invest with these funds in infrastructure assets. Fortress funds generally have a fee structure similar to ours, but the fees actually paid will vary depending on the size, terms and performance of each fund.

Our Management Agreement generally does not limit or restrict our Manager or its affiliates from engaging in any business or managing other pooled investment vehicles that invest in assets that meet our asset acquisition objectives. Our Manager intends to engage in additional infrastructure related management and other investment opportunities in the future, which may compete with us for investments or result in a change in our current investment strategy. In addition, our certificate of incorporation provides that if any of the Fortress Parties or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us, our stockholders or our affiliates. In the event that any of our directors and officers who is also a director, officer or employee of any of the Fortress Parties or their affiliates acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person's capacity as a director or officer of us and such person acts in good faith, then to the fullest extent permitted by law such person is deemed to have fully satisfied such person's fiduciary duties owed to us and is not liable to us if any of the Fortress Parties, or their respective affiliates, pursues or acquires the corporate opportunity or if such person did not present the corporate opportunity to us.

The ability of our Manager and its officers and employees to engage in other business activities, subject to the terms of our Management Agreement, may reduce the amount of time our Manager, its officers or other employees spend managing us. In addition, we may engage (subject to our strategy) in material transactions with our Manager or another entity managed by our Manager or one of its affiliates, including FTAI and FECI, which may include, but are not limited to, certain acquisitions, financing arrangements, purchases of debt, co-investments, consumer loans, servicing advances and other assets that present an actual, potential or perceived conflict of interest. Our board of directors adopted a policy regarding the approval of any "related party transactions" pursuant to which certain of the material transactions described above may require disclosure to, and approval by, the independent members of our board of directors. Actual, potential or perceived conflicts have given, and may in the future give, rise to investor dissatisfaction, litigation or regulatory inquiries or enforcement actions. Appropriately dealing with conflicts of interest is complex and difficult, and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential, actual or perceived conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially adversely affect our business in a number of ways, including causing an inability to raise additional funds, a reluctance of counterparties to do business with us, a decrease in the prices of our equity securities and a resulting increased risk of litigation and regulatory enforcement actions.

The structure of our Manager's compensation arrangements may have unintended consequences for us. We have agreed to pay our Manager a management fee that is based on different measures of performance. Consequently, there may be conflicts in the incentives of our Manager to generate attractive risk-adjusted returns for us. Investments with higher yield potential are generally riskier or more speculative than investments with lower yield potential. This could result in increased risk to the value of our portfolio of assets and our common stock.

Our directors have approved a broad asset acquisition strategy for our Manager and will not approve each acquisition we make at the direction of our Manager. In addition, we may change our strategy without a stockholder vote, which may result in our acquiring assets that are different, riskier or less profitable than our current assets.

Our Manager is authorized to follow a broad asset acquisition strategy. We may pursue other types of acquisitions as market conditions evolve. Our Manager makes decisions about our investments in accordance with broad investment guidelines adopted by our board of directors. Accordingly, we may, without a stockholder vote, change our target sectors and acquire a variety of assets that differ from, and are possibly riskier than, our current asset portfolio. Consequently, our Manager has great latitude in determining the types and categories of assets it may decide are proper investments for us, including the latitude to invest in types and categories of assets that may differ from those in our existing portfolio. Our directors will periodically review our strategy and our portfolio of assets. However, our board will not review or pre-approve each proposed acquisition or our related financing arrangements. In addition, in conducting periodic reviews, the directors will rely primarily on information provided to them by our Manager. Furthermore, transactions entered into by our Manager may be difficult or impossible to reverse by the time they are reviewed by the directors even if the transactions contravene the terms of the Management Agreement. In addition, we may change our asset acquisition strategy, including our target asset classes, without a stockholder vote.

Our asset acquisition strategy may evolve in light of existing market conditions and investment opportunities, and this evolution may involve additional risks depending upon the nature of the assets we target and our ability to finance such assets on a short or long-term basis. Opportunities that present unattractive risk-return profiles relative to other available opportunities under particular market conditions may become relatively attractive under changed market conditions and changes in market conditions may therefore result in changes in the assets we target. Decisions to make acquisitions in new asset categories present risks that may be difficult for us to adequately assess and could therefore reduce or eliminate our ability to pay dividends on our common stock or have adverse effects on our liquidity or financial condition. A change in our asset acquisition strategy may also increase our exposure to interest rate, foreign currency or credit market fluctuations. In addition, a change in our asset acquisition strategy may increase our use of non-match-funded financing, increase the guarantee obligations we agree to incur or increase the number of transactions we enter into with affiliates. Our failure to accurately assess the risks inherent in new asset categories or the financing risks associated with such assets could adversely affect our results of operations and our financial condition.

Our Manager will not be liable to us for any acts or omissions performed in accordance with the Management Agreement, including with respect to the performance of our assets.

Pursuant to our Management Agreement, our Manager will not assume any responsibility other than to render the services called for thereunder in good faith and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Our Manager, its members, managers, officers, employees, sub-advisers and any other person controlling or Manager, will not be liable to us or any of our subsidiaries, to our board of directors, or our or any subsidiary's stockholders or partners for any acts or omissions by our Manager, its members, managers, officers, employees, sub-advisers and any other person controlling or Manager, except liability to us, our stockholders, directors, officers and employees and persons controlling us, by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of our Manager's duties under our Management Agreement. We will, to the full extent lawful, reimburse, indemnify and hold our

Manager, its members, managers, officers and employees, sub-advisers and each other person, if any, controlling our Manager harmless of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys' fees) in respect of or arising from any acts or omissions of an indemnified party made in good faith in the performance of our Manager's duties under our Management Agreement and not constituting such indemnified party's bad faith, willful misconduct, gross negligence or reckless disregard of our Manager's duties under our Management Agreement.

Our Manager's due diligence of potential asset acquisitions or other transactions may not identify all pertinent risks, which could materially affect our business, financial condition, liquidity and results of operations.

Our Manager intends to conduct due diligence with respect to each asset acquisition opportunity or other transaction it pursues. It is possible, however, that our Manager's due diligence processes will not uncover all relevant facts, particularly with respect to any assets we acquire from third parties. In these cases, our Manager may be given limited access to information about the asset and will rely on information provided by the seller of the asset. In addition, if asset acquisition opportunities are scarce, the process for selecting bidders is competitive, or the timeframe in which we are required to complete diligence is short, our ability to conduct a due diligence investigation may be limited, and we would be required to make decisions based upon a less thorough diligence process than would otherwise be the case. Accordingly, transactions that initially appear to be viable may prove not to be over time, due to the limitations of the due diligence process or other factors.

Risks Related to the Spin-off

The ownership by some of our directors of common shares, options, or other equity awards of FTAI may create, or may create the appearance of, conflicts of interest.

Because some of our directors also currently hold positions with FTAI, they own FTAI common shares, options to purchase FTAI common shares or other equity awards. For example, Judith Hannaway and Ray Robinson are directors of both FTAI and FTAI Infrastructure, and Joseph Adams, Jr., who is the chairman of the board of both FTAI and FTAI Infrastructure and is the chief executive officer of FTAI, owns common shares and options to purchase common shares in both FTAI and FTAI Infrastructure. Ownership by some of our directors of common shares or options to purchase common shares of FTAI, or any other equity awards, creates, or, may create the appearance of, conflicts of interest when these directors are faced with decisions that could have different implications for FTAI than they do for us.

We may compete with affiliates of and entities managed by our Manager which could adversely affect our and their results of operations.

Affiliates of and entities managed by our Manager are primarily engaged in the infrastructure and energy business and invest in, and actively manage, portfolios of infrastructure and energy investments and other assets. Affiliates of and entities managed by our Manager are not restricted in any manner from competing with us. After the spin-off, affiliates of and entities managed by our Manager may decide to invest in the same types of assets that we invest in. Furthermore, certain of our directors and officers are the same as certain of our Manager's affiliates. See "—Risks Related to Our Manager—There are conflicts of interest in our relationship with our Manager."

We share certain key directors with FTAI, which means those officers do not devote their full time and attention to our affairs and the overlap may give rise to conflicts.

There is an overlap between certain key directors of the Company and of FTAI. Judith Hannaway and Ray Robinson are directors of both the Company and FTAI, and Joseph Adams, Jr. is the chairman of the board of directors of both the Company and FTAI, and continues to serve as the chief executive officer of FTAI. Shared directors may have actual or apparent conflicts of interest with respect to matters involving or affecting each company. For example, there will be the potential for a conflict of interest when we on the one hand, and FTAI and its respective subsidiaries and successors on the other hand, are party to commercial transactions concerning the same or adjacent investments. In addition, certain of our directors and officers continue to own shares and/or options or other equity awards of FTAI. These ownership interests could create actual, apparent or potential conflicts of interest when these individuals are faced with decisions that could have different implications for our company and FTAI. See "Certain Relationships and Related Party Transactions—Our Manager and Management Agreement" in the Information Statement filed with the SEC on Form 8-K on July 15, 2022 for a discussion of certain procedures we instituted to help ameliorate such potential conflicts that may arise.

The degree to which we are leveraged could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

We are responsible for servicing our own debt and obtaining and maintaining sufficient working capital and other funds to satisfy our cash requirements. Our access to and cost of debt financing is different from the historical access to and cost of debt financing under FTAI. Differences in access to and cost of debt financing may result in differences in the interest rates charged to us on financings, as well as the amount of indebtedness, types of financing structures and debt markets that may be available to us. Our ability to make payments on and to refinance our and our subsidiaries' indebtedness and preferred stock, as well as any future debt and preferred stock that we or our subsidiaries may incur, will depend on our ability to generate cash in the future from operations, financings and/or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We experienced an "ownership change" for purposes of Section 382 of the Code, which limits our ability to utilize our net operating loss and certain other tax attributes to reduce our future taxable income.

Although we currently have significant tax attributes, including significant net operating losses, our use of those attributes is subject to significant limitations as a result of the fact that we believe we underwent an "ownership change" for purposes of Section 382 of the Code in the first half of 2025. Specifically, Section 382 of the Code imposes an annual limitation on the ability of a company that undergoes an "ownership change" to utilize its net operating loss and certain built-in losses to offset taxable income earned in years after the ownership change. The Code also contains other limitations on the use of net operating losses and other tax attributes, which may impact our ability to utilize such losses and attributes. As a result of the Section 382 limitation and potentially other limitations or changes in circumstances, our use of our tax attributes may be significantly delayed, and we may not be able to use all of those attributes, potentially harming our future operating results by effectively increasing our future U.S. federal income tax obligations. In addition, we may be subject to similar or other limitations under state, local or other tax laws.

Risks Related to the Wheeling Acquisition

We may be unable to successfully integrate the businesses and realize the anticipated benefits of the Wheeling Acquisition.

The success of the Wheeling Acquisition will depend, in part, on our ability to successfully integrate Wheeling, with our business and realize the anticipated benefits, including synergies, cost savings, innovation and operational efficiencies, from this combination. If we are unable to achieve these objectives within the anticipated time frame, or at all, the anticipated benefits may not be realized fully, or at all, or may take longer to realize than expected and the value of our common stock may be harmed. Additionally, as a result of the Wheeling Acquisition, rating agencies may take negative actions against our credit ratings, which may increase our financing costs.

The integration of Wheeling into our business is a complex, costly and time-consuming process, and may result in material challenges, including, without limitation:

- failure to successfully integrate Wheeling in a manner that permits us to realize the anticipated benefits of the acquisition;

- managing a larger rail platform;

- difficulties expanding our customer base;

- difficulties and delays integrating Wheeling's operations and systems and retaining key employees;

- higher than anticipated costs incurred in connection with the integration of Wheeling;

- the possibility of faulty assumptions underlying expectations regarding the integration process;

- retaining existing business and operational relationships and attracting new business and operational relationships;

- disruptions to our ongoing business and diversion of our management's attention caused by transition or integration activities involving Wheeling;

- consolidating corporate and administrative infrastructures and eliminating duplicative functions;

- assumption of pre-existing contractual relationships of Wheeling that we may not have otherwise entered into, the termination or modification of which may be costly or disruptive to our business;

- unanticipated issues in integrating information technology, communications and other systems;

- incurring debt to finance the Wheeling Acquisition, which will increase our debt service requirements, expense and leverage;

- any potential litigation arising from the transaction; and

- unanticipated changes in applicable federal or state laws or regulations.

Many of these factors will be outside of our control and any one of them could result in delays, increased costs, decreases in the amount of expected revenues and diversion of management's time and energy, which could materially affect our financial position, results of operations and cash flows.

We may not have discovered undisclosed liabilities or other issues of Wheeling during our due diligence process, and we may not have adequate legal protection from potential liabilities of, or in respect of our acquisition of Wheeling.

In the course of the due diligence review of Wheeling that we conducted prior to the execution of the Stock Purchase Agreement, we may not have discovered, or may have been unable to quantify, undisclosed liabilities or other issues relating to Wheeling and its subsidiaries. Moreover, we may not have adequate legal protection from potential liabilities of, or in respect of our acquisition of Wheeling, irrespective of whether or not such potential liabilities were discovered. Examples of such undisclosed or potential liabilities or other issues may include, but are not limited to, pending or threatened litigation, regulatory and environmental compliance, tax liabilities, indemnification of obligations, undisclosed counterparty termination rights, or undisclosed letter of credit or guarantee requirements. Any such undisclosed or potential liabilities or other issues could have an adverse effect on our business, results of operations, financial condition and cash flows.

Wheeling faces competition from other railroads and other transportation providers.

Wheeling faces competition from other railroads, motor carriers, ships, barges, and pipelines. Wheeling operates in some corridors served by other railroads and motor carriers. In addition to price competition, Wheeling faces competition with respect to transit times, quality, and reliability of service from motor carriers and other railroads. Motor carriers in particular can have an advantage over railroads with respect to transit times and timeliness of service. However, railroads are much more fuel-efficient than trucks, which reduces the impact of transporting goods on the environment and public infrastructure. Additionally, Wheeling must build or acquire and maintain its rail system, while trucks, barges, and maritime operators are able to use public rights-of-way maintained by public entities. Any of the following could also affect the competitiveness of our rail services, which could have a material adverse effect on our results of operations, financial condition, and liquidity: (i) improvements or expenditures materially increasing the quality or reducing the costs of these alternative modes of transportation, such as autonomous or more fuel efficient trucks, (ii) legislation that eliminates or significantly increases the size or weight limitations applied to motor carriers, or (iii) legislation or regulatory changes that impose operating restrictions on railroads or that adversely affect the profitability of some or all railroad traffic. Additionally, any future consolidation of the rail industry could materially affect our competitive environment.

Wheeling has material customer concentration, with a limited number of customers accounting for a material portion of our revenues.

Wheeling earned approximately 43% of its total revenues for the year ended December 31, 2025 from two customers. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for Wheeling's services that will be generated by these customers or the future demand for the products and services of these customers in the end-user marketplace. In addition, revenues from these customers may fluctuate from time to time, which may be affected by market conditions or other factors, some of which may be outside of our control. If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, or undergo material management or ownership changes, Wheeling could be pressured to reduce the prices it charges for its services or could lose a major customer. Any such development could have a significant adverse impact on the business and financial condition of the Company.

The future results of the Company may be adversely impacted if the Company does not effectively manage its expanded operations following the completion of the Wheeling Acquisition.

As a result of the Wheeling Acquisition, the size of the Company's business has increased significantly. The Company's ability to successfully manage this expanded business will depend, in part, upon management's ability to design and implement strategic initiatives that address not only the integration of Wheeling, but also the increased scale and scope of the combined business with its associated increased costs and complexity.

Wheeling has not been required to comply with the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley").

Prior to the Wheeling Acquisition, Wheeling was a privately-held company not subject to Sarbanes-Oxley. Sarbanes-Oxley requires public companies to have and maintain effective internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements and to have management report on the effectiveness of those controls on an annual basis (and have its independent public accountants attest annually to the effectiveness of such internal controls). As a private company, Wheeling is not required to comply with the requirements of Sarbanes-Oxley.

We have begun applying our Sarbanes-Oxley procedures regarding internal controls over financial reporting with respect to Wheeling. This process will require us to expend a significant amount of time from our management and other personnel and will require us to expend a significant amount of financial resources, which is likely to increase our compliance costs. Even after expending such resources, we cannot assure you that we will be able to conclude that our internal controls over financial reporting with respect to Wheeling are effective within the time frame required. If we are not able to comply with the requirements of Sarbanes-Oxley in a timely manner, we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would entail expenditure of additional financial and management resources and could materially adversely affect the combined company.

Risks Related to Our Common Stock

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

The market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your stock at or above your purchase price, if at all. The market price of our common stock may fluctuate or decline significantly in the future. Some of the factors that could negatively affect our stock price or result in fluctuations in the price or trading volume of our stock include:

- a shift in our investor base;

- our quarterly or annual earnings, or those of other comparable companies;

- actual or anticipated fluctuations in our operating results;

- changes in accounting standards, policies, guidance, interpretations or principles;

- announcements by us or our competitors of significant investments, acquisitions or dispositions;

- the failure of securities analysts to cover our common stock;

- changes in earnings estimates by securities analysts or our ability to meet those estimates;

- the operating and share price performance of other comparable companies;

- overall market fluctuations;

- general economic conditions; and

- developments in the markets and market sectors in which we participate.

Stock markets in the United States have experienced extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as acts of terrorism, prolonged economic uncertainty, the potential for worsening economic conditions, economic downturn, a recession or interest rate or currency rate fluctuations, could adversely affect the market price of our common stock.

An increase in market interest rates may have an adverse effect on the market price of our common stock.

One of the factors that investors may consider in deciding whether to buy or sell our stock is our distribution rate as a percentage of our stock price relative to market interest rates. If the market price of our common stock is based primarily on the earnings and return that we derive from our investments and income with respect to our investments and our related distributions to stockholders, and not from the market value of the investments themselves, then interest rate fluctuations and capital market conditions will likely affect the market price of our common stock. For instance, if market interest rates rise without an increase in our distribution rate, the market price of our common stock could decrease, as potential investors may require a higher distribution yield on our stock or seek other securities paying higher distributions or interest. In addition, rising interest rates would result in increased interest expense on our outstanding and future (variable and fixed) rate debt, thereby adversely affecting cash flows and our ability to service our indebtedness and pay distributions.

There can be no assurance that the market for our common stock will provide you with adequate liquidity.

There can be no assurance that an active trading market for our common stock will develop or be sustained in the future, and the market price of our stock may fluctuate widely, depending upon many factors, some of which may be beyond our control. These factors include, without limitation:

- a shift in our investor base;

- our quarterly or annual earnings and cash flows, or those of other comparable companies;

- actual or anticipated fluctuations in our operating results;

- changes in accounting standards, policies, guidance, interpretations or principles;

- announcements by us or our competitors of significant investments, acquisitions, dispositions or other transactions;

- the failure of securities analysts to cover our stock;

- changes in earnings estimates by securities analysts or our ability to meet those estimates;

- market performance of affiliates and other counterparties with whom we conduct business;

- the operating and stock price performance of other comparable companies;

- our failure to maintain our exemption under the Investment Company Act or satisfy Nasdaq listing requirements;

- negative public perception of us, our competitors or industry;

- overall market fluctuations; and

- general economic conditions.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and stock price.

As a public company, we are required to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Internal control over financial reporting is complex and may be revised over time to adapt to changes in our business, or changes in applicable accounting rules. We may make investments through joint ventures and accounting for such investments can increase the complexity of maintaining effective internal control over financial reporting. We cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we had previously believed that our internal control over financial reporting was effective. If we are not able to maintain or document effective internal control over financial reporting, our independent registered public accounting firm may issue an adverse opinion as to the effectiveness of our internal control over financial reporting. Matters impacting our internal control over financial reporting may cause us to be unable to report our financial information on a timely basis or may cause us to restate previously issued financial information, and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements is also likely to suffer if we or our independent registered public accounting firm reports a material weakness in the effectiveness of our internal control over financial reporting. This could materially adversely affect us by, for example, leading to a decline in our stock price and impairing our ability to raise capital.

Your percentage ownership in us may be diluted in the future.

Your percentage ownership in us may be diluted in the future because of equity awards that we expect will be granted to our Manager, to the directors, officers and employees of our Manager who perform services for us, and to our directors, officers and employees, as well as other equity instruments such as debt and equity financing, including, but not limited to, the Series B Preferred Stock, the Series I Warrants (as defined in Note 19 to the consolidated financial statements) and the Series A Warrants (as defined in Note 19 to the consolidated financial statements).

On August 1, 2022, our board of directors adopted the FTAI Infrastructure Inc. Nonqualified Stock Option and Incentive Award Plan (the "Incentive Plan"), which provides for the ability to grant compensation awards in the form of stock, options, stock appreciation rights, restricted stock, performance awards, manager awards, tandem awards, other stock-based awards (including restricted stock units) and non-stock-based awards, in each case to our Manager, to the directors, officers, employees, service providers, consultants and advisors of our Manager who perform services for us, and to our directors, officers, employees, service providers, consultants and advisors. We initially reserved 30,000,000 shares of our common stock for issuance under the Incentive Plan. On the date of any equity issuance by us during the ten-year term of the Incentive Plan, that number will be increased by a number of shares of our common stock equal to 10% of (i) the number of shares of our common stock newly issued by us in such equity issuance or (ii) if such equity issuance relates to equity securities other than our common stock, the number of shares of our common stock equal to the quotient obtained by dividing the gross capital raised in such equity issuance by the fair market value of a share of our common stock as of the date of such equity issuance (such quotient, the "Equity Security Factor"). The term of the Incentive Plan expires in 2032. For a more detailed description of the Incentive Plan, see "Management—FTAI Infrastructure Nonqualified Stock Option and Inventive Award Plan" in the Information Statement filed with the SEC on Form 8-K on July 15, 2022. Upon the successful completion of an equity offering by us, we will issue to our Manager (or an affiliate of our Manager), as compensation for our Manager's role in raising capital for us, options to purchase shares of our common stock equal to up to 10% of (i) the aggregate number of shares of our common stock being issued in such offering or (ii) if such equity issuance relates to equity securities other than shares of our common stock, the number of shares of our common stock equal to the Equity Security Factor. In addition, the compensation committee of our board of directors has the authority to grant such other awards to our Manager as it deems advisable; provided that no such award may be granted to our Manager in connection with any issuance by us of equity securities in excess of 10% of (i) the maximum number of shares of our common stock then being issued or (ii) if such equity issuance relates to equity securities other than shares of our common stock, the maximum number of shares of our common stock determined in accordance with the Equity Security Factor.

The Series B Redeemable Convertible Preferred Stock may be converted into a maximum of 22,237,370 shares of our common stock, subject to customary anti-dilution adjustments and assuming shareholder approval is not sought and obtained to issue additional shares. Furthermore, the Series I Warrants and the Series A Warrants represent the right to purchase 3,342,566 shares of common stock and 550,000 shares of common stock, respectively, at an exercise price of $10.00 per share, subject to customary anti-dilution adjustments.

Our common stock is subject to ownership and transfer restrictions intended to preserve our ability to use our net operating loss carryforwards and other tax attributes.

We have incurred and may also continue to incur significant net operating loss carryforwards and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations, and uncertainties. Our certificate of incorporation imposes certain restrictions on the transferability and ownership of our common stock, preferred stock, and other interests treated as our "stock" (such stock and other interests, the "Corporation Securities," such restrictions on transferability and ownership, the "Ownership Restrictions") in order to reduce the possibility of an equity ownership shift that could result in limitations on our ability to utilize net operating loss carryforwards for U.S. federal income tax purposes. Any acquisition of Corporation Securities that results in a stockholder being in violation of these restrictions may not be valid.

Subject to certain exceptions (including with respect to Initial Substantial Stockholders, as defined in our certificate of incorporation), the Ownership Restrictions will restrict (i) any person or entity (including certain groups of persons) from directly or indirectly acquiring 4.8% or more of the outstanding Corporation Securities and (ii) the ability of any person or entity (including certain groups of persons) already owning, directly or indirectly, 4.8% or more of the Corporation Securities to increase their proportionate interest in, or to sell, the Corporation Securities. Any transferee receiving Corporation Securities that would result in a violation of the Ownership Restrictions will not be recognized as an FTAI Infrastructure stockholder or entitled to any rights of stockholders, including, without limitation, the right to vote and receive dividends or distributions, whether liquidating or otherwise, in each case, with respect to the Corporation Securities causing the violation. FTAI Infrastructure common stockholders whose ownership violates the Ownership Restrictions at the time of the spin-off will not be required to sell their FTAI Infrastructure common stock, but may be prevented from acquiring more Corporation Securities.

The Ownership Restrictions will remain in effect until the earlier of (i) the date on which Section 382 of the Code is repealed, amended, or modified in such a way as to render the restrictions imposed by Section 382 of the Code no longer applicable to us or (ii) a determination by the board of directors that (1) an ownership change would not result in a substantial limitation on our ability to use our available net operating loss carryforwards and other tax attributes; (2) no significant value attributable to our available net operating loss carryforwards and other tax attributes would be preserved by continuing the transfer restrictions; or (3) it is not in our best interests to continue the Ownership Restrictions. The Ownership Restrictions may also be waived by the board of directors on a case-by-case basis. There is no assurance, however, that the Company will not experience a future ownership change under Section 382 that may significantly limit its ability to use its NOL carryforwards as a result of such a waiver or otherwise.

The Ownership Restrictions described above could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a large block of our common stock. This may adversely affect the marketability of our common stock by discouraging existing or potential investors from acquiring our stock or additional shares of our stock. It is also possible that the transfer restrictions could delay or frustrate the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, or impede an attempt to acquire a significant or controlling interest in us, even if such events might be beneficial to us and our stockholders.

You are advised to carefully monitor your ownership of our common stock and consult your legal advisors to determine whether your ownership of our common stock violates the ownership restrictions that are in our certificate of incorporation.

We may incur or issue debt or issue equity, which may negatively affect the market price of our common stock.

We may in the future incur or issue debt or issue equity or equity-related securities. In the event of our liquidation, lenders and holders of our debt and holders of our preferred stock (if any) would receive a distribution of our available assets before common stockholders. Any future incurrence or issuance of debt would increase our interest cost and could adversely affect our results of operations and cash flows. We are not required to offer any additional equity securities to existing common stockholders on a preemptive basis. Therefore, additional issuances of common stock, directly or through convertible or exchangeable securities, warrants or options, including, but not limited to, the Series B Redeemable Convertible Preferred Stock, the Series I Warrants and the Series A Warrants, will dilute the holdings of our existing common stockholders and such issuances, or the perception of such issuances, may reduce the market price of our common stock. Any additional preferred stock issued by us would likely have, a preference on distribution payments, periodically or upon liquidation, which could eliminate or otherwise limit our ability to make distributions to common stockholders. Because our decision to incur or issue debt or issue equity or equity-related securities in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. Thus, stockholders bear the risk that our future incurrence or issuance of debt or issuance of equity or equity-related securities will adversely affect the market price of our stock.

Provisions of Delaware law, our certificate of incorporation and our bylaws, prevent or delay an acquisition of our company, which could decrease the market price of our common stock.

Delaware law contains, and our certificate of incorporation and bylaws contain, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:

- a classified board of directors with staggered three-year terms;

- provisions regarding the election of directors, classes of directors, the term of office of directors and the filling of director vacancies;

- provisions regarding corporate opportunity;

- removal of directors only for cause and only with the affirmative vote of at least 80% of the then issued and outstanding shares of our capital stock entitled to vote in the election of directors;

- our board of directors to determine the powers, preferences and rights of our preferred stock and to issue such preferred stock without stockholder approval;

- advance notice requirements applicable to stockholders for director nominations and actions to be taken at annual meetings;

- a prohibition will be in our certificate of incorporation that states that directors will be elected by plurality vote, a provision which means that the holders of a majority of the issued and outstanding shares of common stock can elect all the directors standing for election;

- • a requirement in our bylaws specifically denying the ability of our stockholders to consent in writing to take any action in lieu of taking such action at a duly called annual or special meeting of our stockholders; and

- • our Corporation Securities are subject to ownership and transfer restrictions in order to reduce the possibility of an equity ownership shift that could result in limitations on our ability to utilize net operating loss carryforwards for U.S. federal income tax purposes.

Public stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is considered favorable to stockholders. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or a change in our management and board of directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Our bylaws contain exclusive forum provisions for certain claims, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws, to the fullest extent permitted by law, provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any of our current or former directors, officers or employees to us or our stockholders; (iii) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents arising out of or relating to any provision of the DGCL or our certificate of incorporation or our bylaws; or (iv) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents governed by the internal affairs doctrine of the State of Delaware. As described below, this provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act, or rules and regulations thereunder.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our bylaws will provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Our decision to adopt such a federal forum provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that our federal forum provision should be enforced in a particular case, application of our federal forum provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our bylaws will provide that the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the federal forum provision; provided, however, that stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Additionally, our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. These provisions may limit our stockholders' ability to bring a claim in a judicial forum they find favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees and agents. Alternatively, if a court were to find the choice of forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

While we currently pay regular quarterly dividends to our stockholders, we may change our dividend policy at any time.

Although we currently pay regular quarterly dividends to holders of our common stock, we may change our dividend policy at any time. Our net cash provided by operating activities could be less than the amount of distributions to our stockholders. The declaration and payment of dividends to holders of our common stock will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including actual results of operations, liquidity and financial condition, net cash provided by operating activities, restrictions imposed by applicable law, limitations under our contractual agreements, including the agreements governing certain of our debt financings, our taxable income, our operating expenses and other factors our board of directors deem relevant. There can be no assurance that we will continue to pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. Furthermore, our net cash provided by operating activities could be less than the amount of distributions to our stockholders. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries and our ability to receive distributions from our subsidiaries may be limited by the financing agreements to which they are subject.

As a public company, we will incur additional costs and face increased demands on our management.

As an independent public company with shares listed on Nasdaq, we need to comply with an extensive body of regulations that did not apply to us previously, including certain provisions of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, regulations of the SEC and requirements of Nasdaq. These rules and regulations will increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, as a result of becoming a public company, we must have independent directors and board committees.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who may cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid.

Our determination of how much leverage to use to finance our acquisitions may adversely affect our return on our assets and may reduce funds available for distribution.

We utilize leverage to finance many of our asset acquisitions, which entitles certain lenders to cash flows prior to retaining a return on our assets. While our Manager targets using only what we believe to be reasonable leverage, our strategy does not limit the amount of leverage we may incur with respect to any specific asset. The return we are able to earn on our assets may be significantly reduced due to changes in market conditions, which may cause the cost of our financing to increase relative to the income that can be derived from our assets.

Non-U.S. persons that hold or have held (actually or constructively) more than 5% of our common stock may be subject to U.S. federal income tax upon the disposition of some or all their stock.

If a non-U.S. person has held (actually or constructively) more than 5% of our common stock at any time within the shorter of the five-year period ending on the date of a sale, exchange, or other taxable disposition of our stock or the period that such non-U.S. person held our stock, and we were considered a "USRPHC" at any time during such period because of our current or previous ownership of U.S. real property interests above a certain threshold, such non-U.S. person may be subject to U.S. tax on such disposition of such stock (and may have a U.S. tax return filing obligation). A corporation generally is a USRPHC if the fair market value of its U.S. real property interests, as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are and are likely to remain a USRPHC. If a non-U.S. person is subject to U.S. tax as described above, gain recognized on the disposition of our common stock generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. person were a U.S. person. In addition, if we are a USRPHC and our common stock ceased to be treated as "regularly traded on an established securities market," a non-U.S. person would generally be subject to tax in the manner described in the preceding sentence regardless of what percentage of our common stock it owned, and the transferee in any disposition would generally be required to withhold 15% of the amount realized on the disposition. Non-U.S. stockholders are urged to consult their tax advisors regarding the tax consequences of an investment in our stock.

Changes to United States federal income tax laws could materially and adversely affect us and our stockholders.

The present United States federal income tax laws may be modified, possibly with retroactive effect, by legislative, judicial, or administrative action at any time, which could affect the United States federal income tax treatment of us or an investment in our common stock. The United States federal income tax rules are constantly under review by persons involved in the legislative process, the Internal Revenue Service, and the United States Treasury Department, which results in statutory changes as well as frequent revisions to regulations and interpretations. We cannot predict how changes in the tax laws might affect us and our stockholders.

Item 1B. Unresolved Staff Comments

We have no unresolved staff comments.

Item 1C. Cybersecurity

Risk Management and Strategy

The Company's cybersecurity is overseen by the Chief Executive Officer, who receives reports directly from other officers and individuals who perform services for the Company, including, but not limited to, the Manager's Information Security Steering Committee ("ISSC"), employing a risk-based methodology designed to safeguard the security, confidentiality, integrity, and availability of its information. The ISSC is tasked with developing an effective cyber strategy, establishing policies, and managing cyber risks within the organization. The Manager's Chief Financial Officer and General Counsel, along with the Chief Operating Officer, Chief Human Resources Officer, Chief Compliance Officer, Chief Technology Officer, Chief Information Security Officer and Chief of Intelligence collaborate with Company management to formulate, implement, and enforce these policies. They help ensure that the ISSC considers best practices in its decision-making, and convenes quarterly or as needed to assess cybersecurity issues and supervise matters related to information security, fraud, vendors, data protection, and privacy risks. The

Manager's Chief Technology Officer and Chief Information Security Officer have extensive knowledge and skills, and collectively bring decades of experience in the cybersecurity industry.

To help identify and assess risks, we and our Manager engage third-party advisors to conduct assessments, which leverage standards such as the National Institute of Standards and Technology security framework ("NIST"). The results of these assessments inform the development of cybersecurity controls and risk mitigation strategies, which are then implemented throughout the Company.

We have taken proactive measures intended to minimize the likelihood of successful cyberattacks, including the establishment of incident response procedures designed to address potential cyber threats that may arise. These response procedures are structured with the aim to identify, analyze, contain, and remediate any cyber incidents that occur. We also have risk management processes to oversee and help identify risks from cybersecurity threats associated with our use of third-party providers. The Company's cybersecurity risk management processes are an integrated and key component of the Company's overall risk management strategy.

To date, cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and we believe are not reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. Refer to the risk factor captioned "A cyberattack that bypasses our information technology ("IT") security systems or the IT security systems of our third-party providers, causing an IT security breach or cybersecurity incident, may lead to a disruption of our IT systems and the loss of business information which may hinder our ability to conduct our business effectively and may result in lost revenues and additional costs." in Part I, Item 1A, "Risk Factors" for additional description of cybersecurity risks and potential related impacts on the Company.

Governance

Material risks are identified and prioritized by management, and material risks are discussed periodically or as needed with the Board of Directors. The Board of Directors regularly reviews information regarding the Company's credit, liquidity and operations, including risks and contingencies associated with each area, including cybersecurity. In addition to the formal compliance program, the Board of Directors encourages management to promote a corporate culture that incorporates risk management into the Company's corporate strategy and day-to-day business operations.

Item 2. Properties

An affiliate of our Manager leases principal executive offices at 1345 Avenue of the Americas, 45th Floor, New York, NY 10105. We sublease a portion of office space from an entity controlled by certain employees of the Manager in New York. Jefferson Terminal leases approximately 300 acres of property for its terminal facilities and leases approximately 16,100 square feet of office space in Texas. We are redeveloping Repauno, located in New Jersey, which includes over 1,600 acres of land, riparian rights, rail tracks and a 186,000 barrel underground storage cavern, to be a multi-purpose, multi-modal deepwater port. Transtar owns or has operating rights (through easements, leases, licenses, or other arrangements) on roughly 2,000 acres of real property in Michigan, Ohio, Pennsylvania, Texas, and Indiana. Wheeling owns or has operating rights (through ownership, leases, easements, and other arrangements) over rail lines, yards, terminals, and related facilities located primarily in Ohio, Pennsylvania, West Virginia and Maryland. Long Ridge owns a total of 1,660 acres located in Ohio and West Virginia. Additionally, FYX and our railcar cleaning business lease space in Kentucky, Florida and Maine, respectively. We believe that our office facilities and properties are suitable and adequate for our business as it is contemplated to be conducted.

Item 3. Legal Proceedings

We are and may become involved in legal proceedings, including but not limited to regulatory investigations and inquiries, in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, regulatory investigation or inquiry, in the opinion of management, we do not expect our current and any threatened legal proceedings to have a material adverse effect on our business, financial position or results of operations. Given the inherent unpredictability of these types of proceedings, however, it is possible that future adverse outcomes could have a material adverse effect on our financial results.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock began trading on the NASDAQ under the symbol "FIP" on August 1, 2022, the date of the spin-off. There was no public trading market for our common stock before August 1, 2022. As of March 13, 2026, there were approximately 6 record holders of our common stock. This figure does not reflect the beneficial ownership of stock held in nominee name.

On February 26, 2026, our board of directors declared a cash dividend on our common stock of $0.03 per share for the quarter ended December 31, 2025, payable on April 1, 2026 to the holders of record on March 13, 2026. We may change our dividend policy at any time and no assurances can be given that any future dividends will be paid or, if paid, as to the amounts or timing. For example, as discussed in Note 2 to the consolidated financial statements, the Company's management intends to alleviate liquidity risk by, among other things, eliminating dividends on our common stock. The declaration and payment of dividends to holders of our common stock will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including actual results of operations, liquidity and financial condition, net cash provided by operating activities, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deem relevant.

Performance Graph

The following graph compares the cumulative total return for our common stock (stock price change plus reinvested dividends) with the comparable return of two indices: S&P SmallCap 600 and Alerian MLP. The graph assumes an investment of $100 in our common stock and in each of the indices on August 1, 2022 (the date of the spin-off), and that all dividends were reinvested. The past performance of our stock is not an indication of future performance.

COMPARISON OF CUMULATIVE TOTAL RETURN*

Among FTAI Infrastructure Inc., the S&P SmallCap 600 Index and the Alerian MLP Index



*$100 invested on 8/1/22 in stock or 7/31/22 in index, including reinvestment of dividends. Fiscal year ending December 31.

(in whole dollars)

Index	8/1/2022	12/31/2022	12/31/2023	12/31/2024	12/31/2025
FTAI Infrastructure Inc.	$ 100.00	$ 90.44	$ 123.89	$ 234.77	$ 152.78
S&P SmallCap 600	100.00	94.09	109.19	118.69	125.83
Alerian MLP	100.00	105.77	133.85	166.53	182.78

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help you understand FTAI Infrastructure Inc. ("we", "us", "our", or the "Company"). Our MD&A should be read in conjunction with our consolidated financial statements and the accompanying notes, and with Part I, Item 1A, "Risk Factors" and "Forward-Looking Statements" included elsewhere in this Annual Report on Form 10-K.

Overview

We are in the business of acquiring, developing and operating assets and businesses that represent critical infrastructure for customers in the transportation, energy and industrial products industries. We were formed on December 13, 2021 as FTAI Infrastructure LLC, a Delaware limited liability company and subsidiary of FTAI Aviation Ltd. (previously Fortress Transportation and Infrastructure Investors LLC; "FTAI" or "Former Parent"). We are a publicly-traded company trading on The Nasdaq Global Select Market under the symbol "FIP."

Our operations consist of four primary business lines: (i) Railroad, (ii) Ports and Terminals, (iii) Power and Gas and (iv) Sustainability and Energy Transition. Our Railroad business primarily invests in and operates short line and regional railroads in North America. Our Ports and Terminals business, consisting of our Jefferson Terminal and Repauno segments, develops or acquires industrial properties in strategic locations that store and handle for third parties a variety of energy products, including crude oil, refined products and clean fuels. Our Power and Gas business develops and operates facilities, such as a 485-megawatt power plant at the Long Ridge terminal in Ohio, that leverage the property's location and key attributes to generate incremental value. Our Sustainability and Energy Transition business focuses on investments in companies and assets that utilize green technology, produce sustainable fuels and products or enable customers to reduce their carbon footprint. For the year ended December 31, 2025, our Railroad business accounted for 34% of our total revenue, our Ports and Terminals business accounted for 19% of our total revenue and our Power and Gas business accounted for 36% of our total revenue. Corporate and other sources accounted for the remaining 11% of our total revenue.

We expect to continue to invest in such market sectors and pursue additional investment opportunities in other infrastructure businesses and assets we believe to be attractive and meet our investment objectives. Our team focuses on acquiring a diverse group of long-lived assets or operating businesses that provide mission-critical services or functions to infrastructure networks and typically have high barriers to entry, strong margins, stable cash flows and upside from earnings growth and asset appreciation driven by increased use and inflation. We believe that there are a large number of acquisition opportunities in our markets and that our Manager's expertise and business and financing relationships, together with our access to capital and generally available capital for infrastructure projects in today's marketplace, will allow us to take advantage of these opportunities. As of December 31, 2025, we had total consolidated assets of $5.7 billion and redeemable preferred stock and equity of $944.0 million.

Operating Segments

During the first quarter of 2023, we modified our definition of Adjusted EBITDA to exclude the impact of other non-recurring items, such as severance expense. All segment data and related disclosures for earlier periods presented herein have been recast to reflect this segment reporting structure.

Our reportable segments represent strategic business units comprised of investments in different types of infrastructure assets. We have five reportable segments which operate in infrastructure businesses across several market sectors, all in North America. Our reportable segments are (i) Railroad, (ii) Jefferson Terminal, (iii) Repauno, (iv) Power and Gas and (v) Sustainability and Energy Transition. The Railroad segment is comprised of eight freight railroads and one switching company that provide rail service to certain manufacturing and production facilities, which includes the newly acquired Wheeling as of the third quarter of 2025 (refer to Note 3 for additional details). The Jefferson Terminal segment consists of a multi-modal crude oil and refined products terminal, Jefferson Terminal South and other related assets. The Repauno segment consists of a 1,630-acre deep-water port located along the Delaware River with an underground storage cavern, a multipurpose dock, a rail-to-ship transloading system and multiple industrial development opportunities. The Power and Gas segment is comprised of Long Ridge, which is a 1,660-acre multi-modal terminal located along the Ohio River with rail, dock, and multiple industrial development opportunities, including a power plant in operation. The Sustainability and Energy Transition segment is comprised of Aleon/Gladieux, Clean Planet, and CarbonFree, and all three investments are development stage businesses focused on sustainability and recycling.

Corporate and Other primarily consists of unallocated corporate general and administrative expenses, management fees, debt and redeemable preferred stock. Additionally, Corporate and Other includes an operating company that provides roadside assistance services for the intermodal and over-the-road trucking industries. As of the second quarter of 2025, we have moved KRS, a railcar cleaning operation, from the Railroad segment to the Corporate and Other segment. As the chief operating decision maker ("CODM") focuses on Transtar and Wheeling, a pure railroad business, within the Railroad segment results, we believe the change in segment for KRS better aligns with how the CODM reviews overall segment results. Due to the immateriality of the results of KRS, we will apply this change prospectively.

Our Manager

On May 14, 2024, certain members of Fortress management and affiliates of Mubadala Investment Company, through its wholly owned asset management subsidiary, Mubadala Capital ("Mubadala"), completed their acquisition of 100% of the equity of Fortress. Fortress continues to operate as an independent investment manager under the Fortress brand, with autonomy over investment processes and decision making, personnel and operations.

Results of Operations

In this section, we discuss the results of our operations for the year ended December 31, 2025 compared to the year ended December 31, 2024. For a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2024.

Adjusted EBITDA (Non-GAAP)

The CODM utilizes Adjusted EBITDA as the key performance measure. Adjusted EBITDA is not a financial measure in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). This performance measure provides the CODM with the information necessary to assess operational performance, as well as make resource and allocation decisions. We believe Adjusted EBITDA is a useful metric for investors and analysts for similar purposes of assessing our operational performance.

Adjusted EBITDA is defined as net income (loss) attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock, adjusted (a) to exclude the impact of provision for (benefit from) income taxes, equity-based compensation expense, acquisition and transaction expenses, losses on the modification or extinguishment of debt and capital lease obligations, changes in fair value of non-hedge derivative instruments, asset impairment charges, incentive allocations, depreciation and amortization expense, interest expense, interest and other costs on pension and OPEB liabilities, dividends and accretion of redeemable preferred stock, and other non-recurring items, (b) to include the impact of our pro-rata share of Adjusted EBITDA from unconsolidated entities, and (c) to exclude the impact of equity in earnings (losses) of unconsolidated entities and the non-controlling share of Adjusted EBITDA.

We believe that net income (loss) attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock, as defined by U.S. GAAP, is the most appropriate earnings measure with which to reconcile Adjusted EBITDA. Adjusted EBITDA should not be considered as an alternative to net income (loss) attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock as determined in accordance with U.S. GAAP.

The following table presents our consolidated results of operations:

(in thousands)	Year Ended December 31,			Change	
	2025	2024	2023	'25 vs '24	'24 vs '23
Revenues					
Lease income	$ 5,089	$ 4,963	$ 3,089	$ 126	$ 1,874
Rail revenues	172,482	178,243	167,793	(5,761)	10,450
Terminal services revenues	95,054	93,259	83,350	1,795	9,909
Power revenues	156,183	—	—	156,183	—
Gas revenues	21,194	—	—	21,194	—
Roadside services revenues	52,194	55,000	68,190	(2,806)	(13,190)
Other revenue	324	32	(1,950)	292	1,982
Total revenues	502,520	331,497	320,472	171,023	11,025
Expenses					
Operating expenses	299,587	247,674	253,672	51,913	(5,998)
General and administrative	16,222	14,798	12,833	1,424	1,965
Acquisition and transaction expenses	27,138	5,457	4,140	21,681	1,317
Management fees and incentive allocation to affiliate	14,714	11,318	12,467	3,396	(1,149)
Depreciation and amortization	132,489	79,410	80,992	53,079	(1,582)
Asset impairment	4,401	72,336	743	(67,935)	71,593
Total expenses	494,551	430,993	364,847	63,558	66,146
Other income (expense)					
Equity in earnings (losses) of unconsolidated entities	12,303	(55,496)	(24,707)	67,799	(30,789)
Gain on sale of assets, net	128,842	2,370	6,855	126,472	(4,485)
Loss on modification or extinguishment of debt	(59,323)	(8,925)	(2,036)	(50,398)	(6,889)
Interest expense	(265,914)	(122,108)	(99,603)	(143,806)	(22,505)
Other income	20,751	20,904	6,586	(153)	14,318
Total other expense	(163,341)	(163,255)	(112,905)	(86)	(50,350)
Loss before income taxes	(155,372)	(262,751)	(157,280)	107,379	(105,471)
(Benefit from) provision for income taxes	(3,318)	3,313	2,470	(6,631)	843
Net loss	(152,054)	(266,064)	(159,750)	114,010	(106,314)
Less: Net loss attributable to non-controlling interest in consolidated subsidiaries	(44,880)	(42,419)	(38,414)	(2,461)	(4,005)
Less: Preferred dividends and accretion on redeemable non-controlling interests	44,607	—	—	44,607	—
Less: Dividends and accretion of redeemable preferred stock	55,622	70,814	62,400	(15,192)	8,414
Net loss attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock	$ (207,403)	$ (294,459)	$ (183,736)	$ 87,056	$ (110,723)

The following table sets forth a reconciliation of net loss attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock to Adjusted EBITDA:

(in thousands)	Year Ended December 31,			Change	
	2025	2024	2023	'25 vs '24	'24 vs '23
Net loss attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock	$ (207,403)	$ (294,459)	$ (183,736)	$ 87,056	$ (110,723)
Add: (Benefit from) provision for income taxes	(3,318)	3,313	2,470	(6,631)	843
Add: Equity-based compensation expense	11,076	8,636	9,199	2,440	(563)
Add: Acquisition and transaction expenses	27,138	5,457	4,140	21,681	1,317
Add: Losses on the modification or extinguishment of debt and capital lease obligations	59,323	8,925	2,036	50,398	6,889
Add: Changes in fair value of non-hedge derivative instruments	(4,063)	—	1,125	(4,063)	(1,125)
Add: Asset impairment charges	4,401	70,401	743	(66,000)	69,658
Add: Incentive allocations	—	—	—	—	—
Add: Depreciation & amortization expense [1]	117,328	83,885	81,541	33,443	2,344
Add: Interest expense	265,914	122,108	99,603	143,806	22,505
Add: Pro-rata share of Adjusted EBITDA from unconsolidated entities [2]	30,875	20,272	20,209	10,603	63
Add: Dividends and accretion of redeemable preferred stock	100,229	70,814	62,400	29,415	8,414
Add: Interest and other costs on pension and OPEB liabilities	(887)	(66)	2,130	(821)	(2,196)
Add: Other non-recurring items [3]	2,295	—	2,470	2,295	(2,470)
Less: Equity in (earnings) losses of unconsolidated entities	(12,303)	55,496	24,707	(67,799)	30,789
Less: Non-controlling share of Adjusted EBITDA [4]	(29,381)	(27,194)	(21,515)	(2,187)	(5,679)
Adjusted EBITDA (Non-GAAP)	$ 361,224	$ 127,588	$ 107,522	$ 233,636	$ 20,066

[1] Includes the following items for the years ended December 31, 2025, 2024 and 2023: (i) depreciation and amortization expense of $132,489, $79,410 and $80,992, (ii) capitalized contract costs amortization of $4,931, $4,475 and $549 and (iii) amortization of other comprehensive income of $(20,092), $— and $—, respectively.

[2] Includes the following items for the years ended December 31, 2025, 2024 and 2023: (i) net income (loss) of $21,206, $(55,656) and $(23,752), (ii) interest expense of $8,574, $43,549 and $34,686, (iii) depreciation and amortization expense of $9,029, $28,115 and $27,685, (iv) acquisition and transaction expenses of $201, $209 and $445, (v) changes in fair value of non-hedge derivative instruments of $(12,822), $(1,488) and $(18,904), (vi) asset impairment charges of $—, $274 and $1,135, (vii) equity-based compensation expense of $—, $2 and $5, (viii) losses on modification or extinguishment of debt of $—, $4,724 and $—, (ix) equity method basis adjustments of $10, $65 and $(1,091), (x) provision for income taxes of $4,676, $— and $— and (xi) other non-recurring items of $1, $478 and $—, respectively.

[3] Includes the following items for the year ended December 31, 2025: (i) incidental utility rebillings of $650, (ii) loss on inventory heel of $385, (iii) Railroad severance expense of $305 and (iv) non-ordinary professional fees of $955. Includes the following items for the year ended December 31, 2023: certain non-cash expenses related to the cancellation of restricted shares of $1,131 and Railroad severance expense of $1,339.

[4] Includes the following items for the years ended December 31, 2025, 2024 and 2023: (i) equity-based compensation expense of $449, $1,127 and $1,412, (ii) provision for (benefit from) income taxes of $(219), $(510) and $578, (iii) interest expense of $15,569, $11,555 and $7,391, (iv) depreciation and amortization expense of $12,543, $12,930 and $11,752, (v) changes in fair value of non-hedge derivative instruments of $(25), $— and $63, (vi) acquisition and transaction expenses of $278, $7 and $307, (vii) interest and other costs on pension and OPEB liabilities of $(5), $(1), and $6, (viii) asset impairment charges of $24, $— and $2, (ix) equity in earnings of unconsolidated entities of $96, $— and $—, (x) dividends and accretion of redeemable preferred stock of $243, $— and $—, (xi) losses on modification or extinguishment of debt of $367, $2,086 and $— and (xii) other non-recurring items of $61, $— and $4, respectively.

Comparison of the years ended December 31, 2025 and 2024

Revenues

Total revenues increased $171.0 million primarily due to higher revenues in the Power and Gas and Jefferson Terminal segments.

- Terminal services revenue increased $1.8 million due to (i) an increase in average refined oil throughput volumes at Jefferson Terminal and (ii) an increase due to the acquisition of GCM's 49.9% interest in Long Ridge Energy & Power LLC in February 2025, offset by a decrease due to lower volumes stemming from the terminal's new butane throughput contract that commenced in April 2025 at Repauno;

- Power revenues increased $156.2 million due to the acquisition of GCM's 49.9% interest in Long Ridge Energy & Power LLC in February 2025; and

- Gas revenues increased $21.2 million due to the acquisition of GCM's 49.9% interest in Long Ridge Energy & Power LLC in February 2025; partially offset by

- Rail revenues decreased $5.8 million primarily due to decreased carloads in the Railroad segment; and

- Roadside services revenue decreased $2.8 million due to a decrease in roadside services at FYX.

Expenses

Total expenses increased $63.6 million primarily due to an increase in (i) operating expenses, (ii) general and administrative expense, (iii) acquisition and transaction expenses and (iv) depreciation and amortization, offset by a decrease in asset impairment.

Operating expenses increased $51.9 million primarily due to:

- an increase of $60.2 million in the Power and Gas segment primarily due to increased drilling expenses at Ohio Gasco LLC and Long Ridge West Virginia, as well as increased legal expenses; partially offset by

- a decrease of $0.8 million at Repauno which primarily reflects lower repairs and maintenance and labor costs;

- a decrease of $2.6 million at Jefferson Terminal which primarily reflects lower costs associated with insurance and equity-based compensation; and

- a decrease of $5.6 million in the Railroad segment primarily due to decreased carloads.

General and administrative increased $1.4 million due to higher professional fees in the Corporate and Other segment.

Acquisition and transaction expenses increased $21.7 million primarily due to (i) increased consulting and legal fees related to the acquisition of GCM's 49.9% interest in Long Ridge Energy & Power LLC in the Power and Gas segment in February 2025, (ii) an increase due to the acquisition of Wheeling in December 2025 and costs for the warrants issued in August 2025 in the Railroad segment, (iii) an increase in consulting fees in the Repauno segment and (iv) higher professional fees in the Corporate and Other segment.

Depreciation and amortization increased $53.1 million which primarily reflects an increase in the Power and Gas Segment related to depreciation expense at the Terminal and Power Plant businesses as a result of the acquisition of 100% of Long Ridge in February 2025.

Asset impairment decreased $67.9 million due to prior year impairment of our investment in GM-FTAI Holdco LLC in the Sustainability and Energy Transition segment, offset by a railcar adjustment in the Railroad segment in the current year.

Other income (expense)

Total other expense increased by an immaterial amount which reflects:

- an increase in interest expense of $143.8 million primarily due to an increase in the average outstanding debt of approximately $1.7 billion which consists of (i) $282.8 million for the Corporate Bridge Loan, (ii) $242.2 million for the Series 2025 Bonds, (iii) $81.9 million for the Series 2024 Bonds, (iv) $1.1 billion for Long Ridge Energy & Power LLC debt and (v) $8.3 million for the RailCo Revolver; and

- an increase in loss on modification or extinguishment of debt of $50.4 million primarily due to (i) an increase of $55.2 million for the paydown of the Senior Notes due 2027 in August 2025 in the Corporate and Other segment and (ii) an increase of $3.3 million for the payoff of the DRP Revolver and March 2025 Credit Agreement at Repauno, partially offset by a decrease of $8.2 million for debt in the prior year at Jefferson Terminal; partially offset by

- an increase in equity in earnings of unconsolidated entities of $67.8 million which primarily reflects (i) the equity pickup of Long Ridge Energy & Power LLC net losses in the Power and Gas segment in the prior year, while there were only two months of equity pickup in the current year since 100% of Long Ridge Energy & Power LLC was acquired in February 2025, and therefore no equity pickup recorded after the acquisition and (ii) the equity pickup of Wheeling in the Railroad segment from August through December when Wheeling was consolidated, partially offset by a decrease due to lower operating losses at GM-FTAI Holdco LLC in the Sustainability and Energy Transition segment; and

- an increase in gain on the sale of assets of $126.5 million primarily due to (i) the acquisition of 100% of Long Ridge in February 2025 in the Power and Gas segment and (ii) gain on sale of equity method investment in Clean Planet Energy USA LLC in the Sustainability and Energy Transition segment, partially offset by a decrease at Jefferson Terminal due to a gain recognized in the prior year.

(Benefit from) provision for income taxes

Benefit from income taxes increased $6.6 million primarily due to the partial release of the valuation allowance in connection with the acquisition of GCM's 49.9% interest in Long Ridge Energy & Power LLC in February 2025.

Preferred dividends and accretion on redeemable non-controlling interests

Preferred dividends and accretion on redeemable non-controlling interests increased $44.6 million due to the acquisition of Wheeling and related issuance of Series A Preferred Stock - RailCo during the year.

Dividends and accretion of redeemable preferred stock

Dividends and accretion of redeemable preferred stock decreased $15.2 million due to payoff of Series A Preferred Stock in August 2025.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA increased $233.6 million primarily due to the changes noted above.

Railroad Segment

The following table presents our results of operations:

(in thousands)	Year Ended December 31,			Change	
	2025	2024	2023	'25 vs '24	'24 vs '23
Revenues					
Lease income	$ 1,821	$ 1,784	$ 1,652	$ 37	$ 132
Rail revenues	171,076	178,243	167,793	(7,167)	10,450
Other revenue	43	—	—	43	—
Total revenues	172,940	180,027	169,445	(7,087)	10,582
Expenses					
Operating expenses	91,587	97,207	92,972	(5,620)	4,235
Acquisition and transaction expenses	3,607	526	737	3,081	(211)
Depreciation and amortization	21,273	20,200	19,590	1,073	610
Asset impairment	4,401	—	743	4,401	(743)
Total expenses	120,868	117,933	114,042	2,935	3,891
Other income (expense)					
Equity in earnings of unconsolidated entities	9,223	—	—	9,223	—
Loss on sale of assets, net	(79)	(704)	(437)	625	(267)
Loss on extinguishment of debt	—	—	(937)	—	937
Interest expense	(883)	(306)	(2,284)	(577)	1,978
Other income (expense)	6,144	770	(2,164)	5,374	2,934
Total other income (expense)	14,405	(240)	(5,822)	14,645	5,582
Income before income taxes	66,477	61,854	49,581	4,623	12,273
Provision for (benefit from) income taxes	5,937	4,692	(561)	1,245	5,253
Net income	60,540	57,162	50,142	3,378	7,020
Less: Net income attributable to non-controlling interest in consolidated subsidiaries	116	245	143	(129)	102
Less: Preferred dividends and accretion on redeemable non-controlling interests	44,607	—	—	44,607	—
Net income attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock	$ 15,817	$ 56,917	$ 49,999	$ (41,100)	$ 6,918

The following table sets forth a reconciliation of net income attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock to Adjusted EBITDA:

(in thousands)	Year Ended December 31,			Change	
	2025	2024	2023	'25 vs '24	'24 vs '23
Net income attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock	$ 15,817	$ 56,917	$ 49,999	$ (41,100)	6,918
Add: Provision for (benefit from) income taxes	5,937	4,692	(561)	1,245	5,253
Add: Equity-based compensation expense	2,300	1,801	1,394	499	407
Add: Acquisition and transaction expenses	3,607	526	737	3,081	(211)
Add: Losses on the modification or extinguishment of debt and capital lease obligations	—	—	937	—	(937)
Add: Changes in fair value of non-hedge derivative instruments	(4,234)	—	—	(4,234)	—
Add: Asset impairment charges	4,401	—	743	4,401	(743)
Add: Incentive allocations	—	—	—	—	—
Add: Depreciation & amortization expense	21,273	20,200	19,590	1,073	610
Add: Interest expense	883	306	2,284	577	(1,978)
Add: Pro-rata share of Adjusted EBITDA from unconsolidated entities [1]	26,713	—	—	26,713	—
Add: Dividends and accretion of redeemable preferred stock	44,607	—	—	44,607	—
Add: Interest and other costs on pension and OPEB liabilities	(887)	(66)	2,130	(821)	(2,196)
Add: Other non-recurring items [2]	305	—	1,339	305	(1,339)
Less: Equity in earnings of unconsolidated entities	(9,223)	—	—	(9,223)	—
Less: Non-controlling share of Adjusted EBITDA [3]	(524)	(122)	(71)	(402)	(51)
Adjusted EBITDA (Non-GAAP)	$ 110,975	$ 84,254	$ 78,521	$ 26,721	$ 5,733

[1] Includes the following items for the year ended December 31, 2025: (i) net loss of $14,966, (ii) depreciation and amortization expense of $6,145, (iii) interest expense of $926 and (iv) provision for income taxes of $4,676.

[2] Includes the following items for the year ended December 31, 2025: Railroad severance expense of $305. Includes the following items for the year ended December 31, 2023: Railroad severance expense of $1,339.

[3] Includes the following items for the years ended December 31, 2025, 2024 and 2023: (i) equity-based compensation expense of $13, $9 and $4, (ii) provision for (benefit from) income taxes of $33, $22 and $(1), (iii) acquisition and transaction expenses of $20, $2 and $1, (iv) interest and other costs on pension and OPEB liabilities of $(5), $(1) and $6, (v) depreciation and amortization expense of $116, $88 and $49, (vi) interest expense of $5, $2 and $6, (vii) changes in fair value of non-hedge derivative instruments of $(23), $— and $—, (viii) asset impairment charges of $24, $— and $2, (ix) equity in earnings of unconsolidated entities of $96, $— and $—, (x) dividends and accretion of redeemable preferred stock of $243, $— and $— and (xi) other non-recurring items of $2, $— and $4, respectively.

Comparison of the years ended December 31, 2025 and 2024

Revenues

Total revenues decreased $7.1 million which is primarily due to decreased carloads.

Expenses

Total expenses increased $2.9 million which primarily reflects:

- an increase in acquisition and transaction costs of $3.1 million primarily related to the acquisition of Wheeling in December 2025 and costs for the warrants issued in August 2025;

- an increase in depreciation and amortization expense of $1.1 million related to depreciation on Wheeling assets due to the acquisition in December 2025; and

- an increase in asset impairment of $4.4 million related to a railcar adjustment; partially offset by

- a decrease in operating expenses of $5.6 million due to decreased carloads.

Other income (expense)

Total other income increased $14.6 million which primarily reflects an increase in equity earnings of unconsolidated entities of $9.2 million due to the equity pickup of Wheeling from August through December 2025 when Wheeling was consolidated, as well as an increase in other income of $5.4 million mainly related to (i) a fair value adjustment of Warrants and (ii) favorable adjustments related to pension and OPEB benefits.

Preferred dividends and accretion on redeemable non-controlling interests

Preferred dividends and accretion on redeemable non-controlling interests increased $44.6 million due to the acquisition of Wheeling and related issuance of Series A Preferred Stock - RailCo during the year.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA increased $26.7 million due to the changes noted above.

Jefferson Terminal Segment

The following table presents our results of operations:

(in thousands)	Year Ended December 31,			Change	
	2025	2024	2023	'25 vs '24	'24 vs '23
Revenues					
Lease income	$ 3,268	$ 3,179	$ 1,437	$ 89	$ 1,742
Terminal services revenues	82,390	77,467	70,709	4,923	6,758
Total revenues	85,658	80,646	72,146	5,012	8,500
Expenses					
Operating expenses	68,618	71,203	66,576	(2,585)	4,627
Acquisition and transaction expenses	68	23	1,370	45	(1,347)
Depreciation and amortization	46,197	47,872	48,916	(1,675)	(1,044)
Total expenses	114,883	119,098	116,862	(4,215)	2,236
Other income (expense)					
Gain on sale of assets, net	—	3,074	7,292	(3,074)	(4,218)
Loss on modification or extinguishment of debt	(748)	(8,925)	—	8,177	(8,925)
Interest expense	(65,130)	(49,001)	(32,443)	(16,129)	(16,558)
Other income (expense)	3,926	5,515	(1,302)	(1,589)	6,817
Total other expense	(61,952)	(49,337)	(26,453)	(12,615)	(22,884)
Loss before income taxes	(91,177)	(87,789)	(71,169)	(3,388)	(16,620)
(Benefit from) provision for income taxes	(1,873)	(1,667)	2,468	(206)	(4,135)
Net loss	(89,304)	(86,122)	(73,637)	(3,182)	(12,485)
Less: Net loss attributable to non-controlling interest in consolidated subsidiaries	(43,261)	(41,491)	(36,917)	(1,770)	(4,574)
Net loss attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock	$ (46,043)	$ (44,631)	$ (36,720)	$ (1,412)	$ (7,911)

The following table sets forth a reconciliation of net loss attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock to Adjusted EBITDA:

(in thousands)	Year Ended December 31,			Change	
	2025	2024	2023	'25 vs '24	'24 vs '23
Net loss attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock	$ (46,043)	$ (44,631)	$ (36,720)	$ (1,412)	$ (7,911)
Add: (Benefit from) provision for income taxes	(1,873)	(1,667)	2,468	(206)	(4,135)
Add: Equity-based compensation expense	1,495	4,233	5,865	(2,738)	(1,632)
Add: Acquisition and transaction expenses	68	23	1,370	45	(1,347)
Add: Losses on the modification or extinguishment of debt and capital lease obligations	748	8,925	—	(8,177)	8,925
Add: Changes in fair value of non-hedge derivative instruments	—	—	—	—	—
Add: Asset impairment charges	—	—	—	—	—
Add: Incentive allocations	—	—	—	—	—
Add: Depreciation and amortization expense [1]	51,128	52,347	49,465	(1,219)	2,882
Add: Interest expense	65,130	49,001	32,443	16,129	16,558
Add: Pro-rata share of Adjusted EBITDA from unconsolidated entities	—	—	—	—	—
Add: Dividends and accretion of redeemable preferred stock	—	—	—	—	—
Add: Interest and other costs on pension and OPEB liabilities	—	—	—	—	—
Add: Other non-recurring items [2]	—	—	1,131	—	(1,131)
Less: Equity in losses of unconsolidated entities	—	—	—	—	—
Less: Non-controlling share of Adjusted EBITDA [3]	(27,028)	(26,264)	(20,328)	(764)	(5,936)
Adjusted EBITDA (Non-GAAP)	$ 43,625	$ 41,967	$ 35,694	$ 1,658	$ 6,273

[1] Includes the following items for the years ended December 31, 2025, 2024, and 2023: (i) depreciation and amortization expense of $46,197, $47,872 and $48,916 and (ii) capitalized contract costs amortization of $4,931, $4,475 and $549, respectively.

[2] Includes the following items for the year ended December 31, 2023: certain non-cash expenses related to the cancellation of restricted shares of 1,131.

[3] Includes the following items for the years ended December 31, 2025, 2024, and 2023: (i) equity-based compensation expense of $346, $989 and $1,309, (ii) (benefit from) provision for income taxes of $(434), $(506) and $551, (iii) interest expense of $15,085, $11,454 and $7,242, (iv) acquisition and transaction expenses of $16, $5 and $306, (v) depreciation and amortization expense of $11,842, $12,236 and $10,920 and (vi) losses on modification or extinguishment of debt of $173, $2,086 and $—, respectively.

Comparison of the years ended December 31, 2025 and 2024

Revenues

Total revenues increased $5.0 million primarily due to an increase in terminal services revenues of $4.9 million due to an increase in average refined oil throughput volumes.

Expenses

Total expenses decreased $4.2 million which primarily reflects:

- a decrease in operating expenses of $2.6 million primarily due to lower costs associated with insurance and equity-based compensation; and

- a decrease in depreciation and amortization of $1.7 million due to certain assets becoming fully depreciated.

Other expense

Total other expense increased $12.6 million which primarily reflects (i) an increase in interest expense of $16.1 million related to additional borrowings during the current year, (ii) a $3.1 million gain on sale of assets in the prior year and (iii) a $1.6 million gain from the grant of a pipeline easement in the prior year, offset by an $8.2 million loss on modification or extinguishment of debt in the prior year.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA increased $1.7 million primarily due to the changes noted above.

Repauno Segment

The following table presents our results of operations:

(in thousands)	Year Ended December 31,			Change	
	2025	2024	2023	'25 vs '24	'24 vs '23
Revenues					
Terminal services revenues	$ 10,710	$ 15,792	$ 12,641	$ (5,082)	$ 3,151
Other revenue	281	32	(1,950)	249	1,982
Total revenues	10,991	15,824	10,691	(4,833)	5,133
Expenses					
Operating expenses	22,733	23,483	22,203	(750)	1,280
Acquisition and transaction expenses	4,253	—	—	4,253	—
Depreciation and amortization	9,973	9,914	9,336	59	578
Total expenses	36,959	33,397	31,539	3,562	1,858
Other (expense) income					
Loss on modification or extinguishment of debt	(3,324)	—	—	(3,324)	—
Interest expense	(6,943)	(1,617)	(2,557)	(5,326)	940
Other income	4,475	—	—	4,475	—
Total other expense	(5,792)	(1,617)	(2,557)	(4,175)	940
Loss before income taxes	(31,760)	(19,190)	(23,405)	(12,570)	4,215
Provision for (benefit from) income taxes	714	(431)	496	1,145	(927)
Net loss	(32,474)	(18,759)	(23,901)	(13,715)	5,142
Less: Net loss attributable to non-controlling interest in consolidated subsidiaries	(1,709)	(1,173)	(1,412)	(536)	239
Net loss attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock	$ (30,765)	$ (17,586)	$ (22,489)	$ (13,179)	$ 4,903

The following table sets forth a reconciliation of net loss attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock to Adjusted EBITDA:

(in thousands)	Year Ended December 31,			Change	
	2025	2024	2023	'25 vs '24	'24 vs '23
Net loss attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock	$ **(30,765)**	$ (17,586)	$ (22,489)	$ (13,179)	$ 4,903
Add: Provision for (benefit from) income taxes	**714**	(431)	496	1,145	(927)
Add: Equity-based compensation expense	**1,240**	2,108	1,770	(868)	338
Add: Acquisition and transaction expenses	**4,253**	—	—	4,253	—
Add: Losses on the modification or extinguishment of debt and capital lease obligations	**3,324**	—	—	3,324	—
Add: Changes in fair value of non-hedge derivative instruments	**—**	—	1,125	—	(1,125)
Add: Asset impairment charges	**—**	—	—	—	—
Add: Incentive allocations	**—**	—	—	—	—
Add: Depreciation and amortization expense	**9,973**	9,914	9,336	59	578
Add: Interest expense	**6,943**	1,617	2,557	5,326	(940)
Add: Pro-rata share of Adjusted EBITDA from unconsolidated entities	**—**	—	—	—	—
Add: Dividends and accretion of redeemable preferred stock	**—**	—	—	—	—
Add: Interest and other costs on pension and OPEB liabilities	**—**	—	—	—	—
Add: Other non-recurring items [1]	**1,035**	—	—	1,035	—
Less: Equity in losses of unconsolidated entities	**—**	—	—	—	—
Less: Non-controlling share of Adjusted EBITDA [2]	**(1,492)**	(808)	(856)	(684)	48
Adjusted EBITDA (Non-GAAP)	$ **(4,775)**	$ (5,186)	$ (8,061)	$ 411	$ 2,875

[1] Includes the following items for the year ended December 31, 2025: (i) incidental utility rebillings of $650 and (ii) loss on inventory heel of $385.

[2] Includes the following items for the years ended December 31, 2025, 2024 and 2023: (i) equity-based compensation expense of $67, $129 and $99, (ii) provision for (benefit from) income taxes of $39, $(26) and $28, (iii) interest expense of $373, $99 and $143, (iv) depreciation and amortization expense of $538, $606 and $523, (v) changes in fair value of non-hedge derivative instruments of $—, $— and $63, (vi) acquisition and transaction expenses of $226, $— and $—, (vii) losses on modification or extinguishment of debt of $190, $— and $— and (viii) other non-recurring items of $59, $— and $—, respectively.

Comparison of the years ended December 31, 2025 and 2024

Revenues

Total revenues decreased $4.8 million due to lower volumes stemming from the terminal's new butane throughput contract that commenced in April 2025.

Expenses

Total expenses increased $3.6 million primarily due to an increase in acquisition and transaction expenses related to consulting fees, partially offset by a decrease in operating expenses associated with lower repairs and maintenance and labor costs.

Other (expense) income

Total other expense increased $4.2 million primarily due to (i) an increase in interest expense of $5.3 million related to additional borrowings and (ii) an increase in loss on modification or extinguishment of debt of $3.3 million due to the payoff of the DRP Revolver and March 2025 Credit Agreement, offset by an increase in other income of $4.5 million from the interest on funds from the Series 2025 Bonds.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA increased $0.4 million due to the changes noted above.

Power and Gas Segment

The following table presents our results of operations:

(in thousands)	Year Ended December 31,			Change	
	2025	2024	2023	'25 vs '24	'24 vs '23
Revenues					
Terminal services revenues	$ 1,954	$ —	$ —	$ 1,954	$ —
Power revenues	156,183	—	—	156,183	—
Gas revenues	21,194	—	—	21,194	—
Total revenues	179,331	—	—	179,331	—
Expenses					
Operating expenses	62,432	2,190	2,726	60,242	(536)
Acquisition and transaction expenses	6,594	2,293	94	4,301	2,199
Depreciation and amortization	54,236	—	—	54,236	—
Total expenses	123,262	4,483	2,820	118,779	1,663
Other income (expense)					
Equity in earnings (losses) of unconsolidated entities	10,588	(37,146)	(9,949)	47,734	(27,197)
Gain on sale of assets, net	119,952	—	—	119,952	—
Loss on modification or extinguishment of debt	(77)	—	—	(77)	—
Interest expense	(88,490)	—	(3)	(88,490)	3
Other income	4,232	12,430	7,523	(8,198)	4,907
Total other income (expense)	46,205	(24,716)	(2,429)	70,921	(22,287)
Income (loss) before income taxes	102,274	(29,199)	(5,249)	131,473	(23,950)
Benefit from income taxes	(7,524)	—	—	(7,524)	—
Net income (loss)	109,798	(29,199)	(5,249)	138,997	(23,950)
Less: Net loss attributable to non-controlling interest in consolidated subsidiaries	(26)	—	—	(26)	—
Net income (loss) attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock	$ 109,824	$ (29,199)	$ (5,249)	$ 139,023	$ (23,950)

The following table sets forth a reconciliation of net income (loss) attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock to Adjusted EBITDA:

(in thousands)	Year Ended December 31,			Change	
	2025	**2024**	**2023**	**'25 vs '24**	**'24 vs '23**
Net income (loss) attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock	$ 109,824	$ (29,199)	$ (5,249)	$ 139,023	$ (23,950)
Add: Benefit from income taxes	(7,524)	—	—	(7,524)	—
Add: Equity-based compensation expense	5,636	—	—	5,636	—
Add: Acquisition and transaction expenses	6,594	2,293	94	4,301	2,199
Add: Losses on the modification or extinguishment of debt and capital lease obligations	77	—	—	77	—
Add: Changes in fair value of non-hedge derivative instruments	171	—	—	171	—
Add: Asset impairment charges	—	—	—	—	—
Add: Incentive allocations	—	—	—	—	—
Add: Depreciation and amortization expense [1]	34,144	—	—	34,144	—
Add: Interest expense	88,490	—	3	88,490	(3)
Add: Pro-rata share of Adjusted EBITDA from unconsolidated entities [2]	6,503	30,006	29,987	(23,503)	19
Add: Dividends and accretion of redeemable preferred stock	—	—	—	—	—
Add: Interest and other costs on pension and OPEB liabilities	—	—	—	—	—
Add: Other non-recurring items	—	—	—	—	—
Less: Equity in (earnings) losses of unconsolidated entities	(10,588)	37,146	9,949	(47,734)	27,197
Less: Non-controlling share of Adjusted EBITDA [3]	(337)	—	—	(337)	—
Adjusted EBITDA (Non-GAAP)	$ 232,990	$ 40,246	$ 34,784	$ 192,744	$ 5,462

[1] Includes the following items for the year ended December 31, 2025: (i) depreciation and amortization expense of $54,236 and (ii) amortization of other comprehensive income of $(20,092).

[2] Includes the following items for the years ended December 31, 2025, 2024 and 2023: (i) net income (loss) of $10,576, $(37,211) and $(8,858), (ii) depreciation and amortization expense of $2,185, $25,353 and $26,146, (iii) interest expense of $6,352, $37,600 and $31,109, (iv) acquisition and transaction expenses of $201, $209 and $445, (v) changes in fair value of non-hedge derivative instruments of $(12,822), $(1,488) and $(18,904), (vi) asset impairment charges of $—, $274 and $1,135, (vii) equity-based compensation expense of $—, $2 and $5, (viii) losses on modification or extinguishment of debt of $—, $4,724 and $—, (ix) equity method basis adjustments of $10, $65 and $(1,091) and (x) other non-recurring items of $1, $478 and $—, respectively.

[3] Includes the following items for the year ended December 31, 2025: (i) equity-based compensation expense of $23, (ii) interest expense of $106, (iii) depreciation and amortization expense of $47, (iv) changes in fair value of non-hedge derivative instruments of $(2), (v) provision for income taxes of $143, (vi) acquisition and transaction expense of $16 and (vii) losses on modification or extinguishment of debt of $4.

Comparison of the years ended December 31, 2025 and 2024

Revenue

Total revenues increased $179.3 million due to (i) a $156.2 million increase in power plant revenues, (ii) a $21.2 million increase in gas revenues (iii) and a $2.0 million increase in terminal service revenues as a result of the acquisition of GCM's 49.9% interest in of Long Ridge Energy & Power LLC in February 2025.

Expenses

Total expenses increased $118.8 million primarily due to:

- an increase in operating expenses of $60.2 million primarily related to increased drilling expenses at Ohio Gasco LLC and Long Ridge West Virginia, as well as increased legal expenses;

- an increase in acquisition and transaction expenses of $4.3 million due to legal and consulting fees related to the acquisition of GCM's 49.9% interest in Long Ridge Energy & Power LLC in February 2025; and

- an increase in depreciation and amortization expense of $54.2 million related to depreciation expense at the Terminal and Power Plant businesses as a result of the acquisition of GCM's 49.9% interest in Long Ridge Energy & Power LLC in February 2025.

Other income (expense)

Total other income increased $70.9 million primarily due to:

- an increase in equity in earnings in unconsolidated entities of $47.7 million primarily due to the equity pickup of Long Ridge Energy & Power LLC net losses in the prior year, while there were only two months of equity pickup in the current year since GCM's 49.9% interest in Long Ridge Energy & Power LLC was acquired in February 2025, and therefore no equity pickup recorded after the acquisition; and

- an increase in gain on sale of asset of $120.0 million related to the acquisition of GCM's 49.9% interest in Long Ridge Energy & Power LLC in February 2025; partially offset by

- an increase in interest expense of $88.5 million related to interest expense on Long Ridge debt that is now consolidated; and

- a decrease in other income of $8.2 million related to a decrease in interest income due to the pay down of the investor loan to Long Ridge Energy & Power LLC as part of the acquisition of GCM's 49.9% interest in Long Ridge Energy & Power LLC in February 2025.

Benefit from income taxes

Benefit from income taxes increased $7.5 million primarily due to the partial release of the valuation allowance in connection with the acquisition of GCM's 49.9% interest in Long Ridge Energy & Power LLC in February 2025.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA increased $192.7 million due to the changes noted above.

Sustainability and Energy Transition Segment

The following table presents our results of operations:

(in thousands)	Year Ended December 31,			Change	
	2025	2024	2023	'25 vs '24	'24 vs '23
Revenues					
Other revenue	$ —	$ —	$ —	$ —	$ —
Total revenues	—	—	—	—	—
Expenses					
Operating expenses	**2**	7	29	(5)	(22)
Acquisition and transaction expenses	**249**	17	1	232	16
Asset impairment	**—**	72,336	—	(72,336)	72,336
Total expenses	**251**	72,360	30	(72,109)	72,330
Other (expense) income					
Equity in losses of unconsolidated entities	**(7,558)**	(18,390)	(14,814)	10,832	(3,576)
Gain on sale of assets, net	**8,969**	—	—	8,969	—
Other income	**1,842**	2,167	2,529	(325)	(362)
Total other income (expense)	**3,253**	(16,223)	(12,285)	19,476	(3,938)
Net income (loss) attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock	**$ 3,002**	$ (88,583)	$ (12,315)	$ 91,585	$ (76,268)

The following table sets forth a reconciliation of net income (loss) attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock to Adjusted EBITDA:

(in thousands)	Year Ended December 31,			Change	
	2025	2024	2023	'25 vs '24	'24 vs '23
Net income (loss) attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock	$ 3,002	$ (88,583)	$ (12,315)	$ 91,585	$ (76,268)
Add: Provision for income taxes	—	—	—	—	—
Add: Equity-based compensation expense	—	—	—	—	—
Add: Acquisition and transaction expenses	249	17	1	232	16
Add: Losses on the modification or extinguishment of debt and capital lease obligations	—	—	—	—	—
Add: Changes in fair value of non-hedge derivative instruments	—	—	—	—	—
Add: Asset impairment charges	—	70,401	—	(70,401)	70,401
Add: Incentive allocations	—	—	—	—	—
Add: Depreciation and amortization expense	—	—	—	—	—
Add: Interest expense	—	—	—	—	—
Add: Pro-rata share of Adjusted EBITDA from unconsolidated entities [1]	(2,303)	(9,710)	(9,753)	7,407	43
Add: Dividends and accretion of redeemable preferred stock	—	—	—	—	—
Add: Interest and other costs on pension and OPEB liabilities	—	—	—	—	—
Add: Other non-recurring items	—	—	—	—	—
Less: Equity in losses of unconsolidated entities	7,558	18,390	14,814	(10,832)	3,576
Less: Non-controlling share of Adjusted EBITDA	—	—	—	—	—
Adjusted EBITDA (Non-GAAP)	$ 8,506	$ (9,485)	$ (7,253)	$ 17,991	$ (2,232)

[1] Includes the following items for the years ended December 31, 2025, 2024 and 2023: (i) net loss of $(4,286), $(18,390) and $(14,814), (ii) depreciation and amortization expense of $699, $2,762 and $1,539, and (iii) interest expense of $1,284, $5,918 and $3,522, respectively.

Comparison of the years ended December 31, 2025 and 2024

Expenses

Total expenses decreased $72.3 million primarily due to the impairment of our investment and the related note receivable in GM-FTAI Holdco LLC in the prior year.

Other (expense) income

Total other income increased $19.5 million which reflects a decrease of $10.8 million in equity in losses of unconsolidated entities primarily due to lower operating losses at GM-FTAI Holdco LLC and an increase of $9.0 million in gain on sale of assets, net due to gain on sale of equity method investment in Clean Planet Energy USA LLC.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA increased $18.0 million primarily due to the changes noted above.

Corporate and Other

The following table presents our results of operations:

(in thousands)	Year Ended December 31,			Change	
	2025	**2024**	**2023**	**'25 vs '24**	**'24 vs '23**
Revenues					
Rail revenues	$ 1,406	$ —	$ —	$ 1,406	$ —
Roadside services revenues	52,194	55,000	68,190	(2,806)	(13,190)
Total revenues	**53,600**	55,000	68,190	(1,400)	(13,190)
Expenses					
Operating expenses	54,215	53,584	69,166	631	(15,582)
General and administrative	16,222	14,798	12,833	1,424	1,965
Acquisition and transaction expenses	12,367	2,598	1,938	9,769	660
Management fees and incentive allocation to affiliate	14,714	11,318	12,467	3,396	(1,149)
Depreciation and amortization	810	1,424	3,150	(614)	(1,726)
Total expenses	**98,328**	83,722	99,554	14,606	(15,832)
Other income (expense)					
Equity in earnings of unconsolidated entities	50	40	56	10	(16)
Loss on extinguishment of debt	(55,174)	—	(1,099)	(55,174)	1,099
Interest expense	(104,468)	(71,184)	(62,316)	(33,284)	(8,868)
Other income	132	22	—	110	22
Total other expense	**(159,460)**	(71,122)	(63,359)	(88,338)	(7,763)
Loss before income taxes	**(204,188)**	(99,844)	(94,723)	(104,344)	(5,121)
(Benefit from) provision for income taxes	(572)	719	67	(1,291)	652
Net loss	**(203,616)**	(100,563)	(94,790)	(103,053)	(5,773)
Less: Net loss attributable to non-controlling interest in consolidated subsidiaries	—	—	(228)	—	228
Less: Dividends and accretion of redeemable preferred stock	55,622	70,814	62,400	(15,192)	8,414
Net loss attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock	$ **(259,238)**	$ (171,377)	$ (156,962)	$ (87,861)	$ (14,415)

The following table sets forth a reconciliation of net loss attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock to Adjusted EBITDA:

	Year Ended December 31,			Change	
(in thousands)	**2025**	**2024**	**2023**	**'25 vs '24**	**'24 vs '23**
Net loss attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock	**$ (259,238)**	$ (171,377)	$ (156,962)	$ (87,861)	$ (14,415)
Add: (Benefit from) provision for income taxes	**(572)**	719	67	(1,291)	652
Add: Equity-based compensation expense	**405**	494	170	(89)	324
Add: Acquisition and transaction expenses	**12,367**	2,598	1,938	9,769	660
Add: Losses on the modification or extinguishment of debt and capital lease obligations	**55,174**	—	1,099	55,174	(1,099)
Add: Changes in fair value of non-hedge derivative instruments	**—**	—	—	—	—
Add: Asset impairment charges	**—**	—	—	—	—
Add: Incentive allocations	**—**	—	—	—	—
Add: Depreciation and amortization expense	**810**	1,424	3,150	(614)	(1,726)
Add: Interest expense	**104,468**	71,184	62,316	33,284	8,868
Add: Pro-rata share of Adjusted EBITDA from unconsolidated entities [(1)]	**(38)**	(24)	(25)	(14)	1
Add: Dividends and accretion of redeemable preferred stock	**55,622**	70,814	62,400	(15,192)	8,414
Add: Interest and other costs on pension and OPEB liabilities	**—**	—	—	—	—
Add: Other non-recurring items [(2)]	**955**	—	—	955	—
Less: Equity in earnings of unconsolidated entities	**(50)**	(40)	(56)	(10)	16
Less: Non-controlling share of Adjusted EBITDA [(3)]	**—**	—	(260)	—	260
Adjusted EBITDA (Non-GAAP)	**$ (30,097)**	$ (24,208)	$ (26,163)	$ (5,889)	$ 1,955

(1) Includes the following items for the years ended December 31, 2025, 2024 and 2023: (i) net loss of $(50), $(55) and $(80) and (ii) interest expense of $12, $31 and $55, respectively.

(2) Includes the following items for the year ended December 31, 2025: (i) non-ordinary professional fees of $955.

(3) Includes the following items for the year ended December 31, 2025, 2024 and 2023: (i) depreciation and amortization expense of $—, $— and $260, respectively.

Comparison of the years ended December 31, 2025 and 2024

Revenues

Total revenues decreased $1.4 million primarily due to a decrease in roadside services at FYX.

Expenses

Total expenses increased $14.6 million primarily due to:

- an increase in acquisition and transaction expenses of $9.8 million due to higher professional fees; and
- an increase in general and administrative expense of $1.4 million primarily due to higher professional fees.

Other expense

Total other expense increased $88.3 million due to an increase in interest expense of $33.3 million due to the issuance of the Corporate Bridge Loan in August 2025 and an increase in loss on extinguishment of debt of $55.2 million due to paydown of the Senior Notes due 2027 in August 2025.

Dividends and accretion of redeemable preferred stock

Dividends and accretion of redeemable preferred stock decreased $15.2 million due to payoff of Series A Preferred Stock in August 2025.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA decreased $5.9 million primarily due to the changes noted above.

Transactions with Affiliates and Affiliated Entities

We are managed by the Manager, an affiliate of Fortress, pursuant to our Management Agreement, which provides for us to bear obligations for management fees and expense reimbursements payable to the Manager. Pursuant to the terms of the

Management Agreement, the Manager provides a management team and other professionals who are responsible for implementing our business strategy and performing certain services for us, subject to oversight by our board of directors. Our Management Agreement has an initial six-year term and is automatically renewed for one-year terms thereafter unless terminated either by us or our Manager. For its services, our Manager is entitled to receive a management fee from us, payable monthly, that is based on the average value of our total equity (including preferred stock, but excluding non-controlling common interests) determined on a consolidated basis in accordance with GAAP as of the last day of the two most recently completed months *multiplied by* an annual rate of 1.50%. In addition, we are obligated to reimburse certain expenses incurred by our Manager on our behalf.

Geographic Information

Please refer to Note 17 of our consolidated financial statements for information by geographic area for each segment, all located in North America, of revenues from our external customers, for the years ended December 31, 2025, 2024 and 2023, as well as the geographic area for each segment of our total property, plant and equipment as of December 31, 2025 and 2024.

Liquidity and Capital Resources

We believe we have sufficient liquidity to satisfy our cash needs; however, we continue to evaluate and take action, as necessary, to preserve adequate liquidity and ensure that our business can continue to operate during these uncertain times. This includes limiting discretionary spending across the organization and re-prioritizing our capital projects.

Subsequent to September 30, 2025, we have (i) refinanced the Bridge Loan Credit Agreement with the Term Loan Credit Agreement (see Note 21 for additional details), (ii) paid down the Jefferson June 2025 Credit Agreement and (iii) entered into a binding Commitment Agreement (the "Backstop Agreement") dated March 16, 2026, pursuant to which we may, at our sole option, on or prior to July 1, 2026, elect to borrow from a lender funds in an aggregate principal amount of $255 million pursuant to a bridge facility that will have a maturity date which is 364 days after the close of such bridge facility (see Note 21 for additional details). As disclosed in Note 8, the Company has significant debt obligations, which it continues to actively manage. As part of our evaluation under ASC 205-40, management reviewed its forecasted cash flows including debt maturities over the next 12 months and concluded that the Company's current liquidity, forecasted cash flows from operations and completed financing transactions are not sufficient to allow the Company to meet its obligations as they become due including repayment of the $218 million Jefferson Taxable Series 2024B Bonds upon their maturity (see Note 8 for additional detail). While management intends to refinance the $218 million Jefferson Taxable Series 2024B Bonds with long term financing, if such plans are not met, the Company would draw on the Backstop Agreement to pay off the Jefferson Taxable Series 2024B Bonds due July 1, 2026. Additionally, management's plan includes exercising existing contractual options to extend the DRP DB Term Loan of $106 million, the first tranche of EB-5 Loan Agreement of $26 million, and the second tranche of EB-5 Loan Agreement of $9.7 million that will extend maturities to May 30, 2028, January 25, 2028, and March 11, 2028, respectively. Management concluded that such plans are probable of being implemented and the Company will have sufficient liquidity to meet its obligations as they become due over the next twelve months from the date that the consolidated financial statements were issued. Management will continue to evaluate its liquidity and financial position and update future plans accordingly.

Our principal uses of liquidity have been and continue to be (i) acquisitions of and investments in infrastructure assets, (ii) expenses associated with our operating activities and (iii) debt service obligations associated with our investments.

- Cash used for the purpose of making investments was $1.1 billion, $118.1 million and $147.1 million during the years ended December 31, 2025, 2024 and 2023, respectively.

- Uses of liquidity associated with our operating expenses are captured on a net basis in our cash flows from operating activities. Uses of liquidity associated with our debt obligations are captured in our cash flows from financing activities.

Our principal sources of liquidity to fund these uses have been and continue to be (i) cash and restricted cash on hand as of December 31, 2025, (ii) revenues from our infrastructure businesses net of operating expenses, (iii) proceeds from borrowings and (iv) proceeds from asset sales.

- During the year ended December 31, 2025, additional borrowings were obtained in connection with the (i) the Long Ridge Acquiom Loan of $40.0 million, (ii) the June 2025 Jefferson Credit Agreement of $30.0 million, (iii) the DRP DB Term Loan of $100.0 million, (iv) the Series 2025 Bonds of $300.0 million, (v) the Bridge Loan Credit Agreement of $1.25 billion and (vi) the RailCo Revolver of $50 million. Additionally, during the year ended December 31, 2025, we acquired the (i) Long Ridge CanAm loan of $115.2 million, (ii) Senior Secured Notes due 2032 of $600.0 million, (iii) February 2025 Long Ridge Credit Agreement of $400.0 million and (iv) Long Ridge GCM Note of $20.0 million in connection with the acquisition of Long Ridge Energy & Power LLC (see Note 3 for additional details). In May 2025, we used a portion of the net proceeds from the Series 2025 Bonds and DRP DB Term Loan to repay (i) the March 2025 Repauno Credit Agreement of $30.0 million, (ii) the October 2024 Jefferson Credit Agreement of $50.0 million and (iii) the DRP Revolver of $44.3 million. In August 2025, we used a portion of the net proceeds from the Bridge Loan Credit Agreement to redeem the Senior Notes due 2027 and Series A Preferred Stock.

- During the year ended December 31, 2024, additional borrowings were obtained in connection with the (i) April 2024 Jefferson Credit Agreement of $75.0 million, (ii) Series 2024 Bond Offering of $382.3 million and (iii) October 2024 Jefferson Credit Agreement of $50.0 million. In June 2024, we used a portion of the net proceeds from the Series 2024 Bonds to (i) repay the Jefferson Credit Agreement of $75.0 million, (ii) fund the $108.0 million for the Tender Offer and (iii) refinance the Taxable Series 2020B Bonds of $79.1 million. In August 2024, we used a portion of the net proceeds from the Series 2024 Bonds to repurchase and cancel an additional $6.0 million of the Tax Exempt Series 2021A Bonds.

- During the year ended December 31, 2023, additional borrowings were obtained in connection with the (i) EB-5 Loan Agreement of $1.6 million, (ii) Transtar Revolver of $40.0 million, (iii) Credit Agreement of $25.0 million, (iv) 2027 Notes (as defined in Note 8 of the consolidated financial statements) of $100.0 million and (v) DRP Revolver of $19.3 million. In July 2023, we used a portion of the net proceeds from the additional $100.0 million aggregate principal amount of the 2027 Notes to repay the amounts outstanding under the Transtar Revolver and Credit Agreement in full.

We are currently evaluating several potential transactions and related financings, including, but not limited to, providing for increased debt capacity at certain of our subsidiaries, which could occur within the next 12 months. None of these transactions, negotiations or financings are definitive or included within our planned liquidity needs. We cannot assure if or when any such transaction will be consummated or the terms of any such transaction. In addition, from time to time, we may seek to repay, refinance or restructure all or a portion of our debt or to repurchase or repay our outstanding debt through, as applicable, tender offers, exchange offers, open market purchases, privately negotiated transactions or otherwise. Such transactions, if any, will depend on a number of factors, including prevailing market conditions, our liquidity requirements and contractual requirements (including compliance with the terms of our debt agreements), among other factors.

Historical Cash Flow

The following table presents our historical cash flow:

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Cash Flow Data:			
Net cash (used in) provided by operating activities	$ (118,008)	$ (15,278)	$ 5,513
Net cash used in investing activities	(1,142,666)	(118,137)	(147,123)
Net cash provided by financing activities	1,439,324	193,232	79,447

Comparison of the years ended December 31, 2025 and 2024

Net cash used in operating activities increased $102.7 million, which primarily reflects (i) a decrease in net loss of $114.0 million, (ii) an increase in loss on modification or extinguishment of debt of $50.4 million, (iii) an increase in depreciation and amortization of $53.1 million and (iv) an increase in amortization of deferred financing costs of $4.7 million, offset by (v) an increase in equity in earnings of unconsolidated entities of $67.8 million, (vi) an increase in gain on the sale of assets of $2.4 million, (vii) changes in working capital of $56.0 million, (viii) an increase in asset impairment of $67.9 million, (ix) changes in deferred income taxes of $7.7 million, (x) an increase in amortization of other comprehensive income of $20.1 million, and (xi) an increase in gain on sale of subsidiaries of $128.9 million.

Net cash used in investing activities increased $1.0 billion primarily due to (i) an increase in acquisition of property, plant and equipment of $201.0 million, (ii) an increase in the investment in unconsolidated entities of $14.7 million, and (iii) an increase in cash provided by the acquisition of business of $856.6 million, partially offset by (iv) a decrease in investment in convertible promissory notes of $31.4 million and (v) an increase in proceeds from investor loan of $11.0 million.

Net cash provided by financing activities increased $1.2 billion primarily due to (i) an increase in proceeds from debt of $1.3 billion, (ii) an increase in proceeds from the issuance of redeemable preferred stock of $1.0 billion and (iii) a decrease in distributions to non-controlling interests of $13.7 million, partially offset by (iv) repayment of debt proceeds of $532.8 million, (v) an increase in repayment of preferred stock of $447.1 million, (vi) an increase in payment of deferred financing costs of $50.6 million, (vii) an increase in the payment of cash dividends on preferred stock of $10.9 million and (viii) an increase in redeemable preferred stock issuance costs of $21.2 million.

For a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023, please refer to Part II, Item 7, "Liquidity and Capital Resources" in our Annual Report on Form 10-K for the year ended December 31, 2024.

Debt Covenants

We are in compliance with all of our debt covenants as of December 31, 2025. See Note 8 to the consolidated financial statements for information related to our debt obligations and respective covenants.

Contractual Obligations and Cash Requirements

Our material cash requirements include the following contractual and other obligations:

Debt Obligations—As of December 31, 2025, we have outstanding principal and interest payment obligations of $3.8 billion and $1.3 billion, respectively, of which, there are $1.6 billion of principal payments due and $248.9 million of interest payments due within the next twelve months. See Note 2 for liquidity discussion and Note 8 of the consolidated financial statements for additional information about our debt obligations.

Lease Obligations—As of December 31, 2025, we had operating and finance lease obligations of $295.5 million, of which $12.2 million is due within the next twelve months.

Redeemable Preferred Stock Obligations—We have dividend payments of $132.2 million due on our redeemable preferred stock within the next twelve months with an option to paid-in-kind dividends at a higher interest rate and to defer payment for twelve months. See Notes 2 and 18 for additional information related to our preferred stock obligations.

Other Cash Requirements—In addition to our contractual obligations, we may pay quarterly cash dividends on our common stock, which are subject to change at the discretion of our board of directors.

We expect to meet our future short-term liquidity requirements through cash on hand, unused borrowing capacity or future financings and net cash provided by our current operations. We may elect to meet certain long-term liquidity requirements or to continue to pursue strategic opportunities through utilizing cash on hand, cash generated from our current operations and the issuance of securities in the future. Management believes adequate capital and borrowings are available from various sources to fund our commitments to the extent required.

Application of Critical Accounting Policies

Property, Plant and Equipment, Leasing Equipment and Depreciation—Property, plant and equipment and leasing equipment are stated at cost (inclusive of capitalized acquisition costs, where applicable) and depreciated using the straight-line method, over their estimated useful lives, to estimated residual values which are summarized as follows:

Asset	Range of Estimated Useful Lives	Residual Value Estimates
Railcars and locomotives	40 - 50 years from date of manufacture	Scrap value at end of useful life
Track and track related assets	15 - 50 years from date of manufacture	Scrap value at end of useful life
Land, site improvements and rights	N/A	N/A
Bridges and tunnels	15 - 55 years	Scrap value at end of useful life
Buildings and site improvements	20 - 30 years	Scrap value at end of useful life
Railroad equipment	3 - 15 years from date of manufacture	Scrap value at end of useful life
Power plant	15 - 40 years	None
Terminal machinery and equipment	15 - 25 years from date of manufacture	Scrap value at end of useful life
Furniture and fixtures	3 - 6 years from date of purchase	None
Computer hardware and software	3 - 5 years from date of purchase	None
Construction in progress	N/A	N/A

Impairment of Long-Lived Assets—We perform a recoverability assessment of each of our long-lived assets whenever events or changes in circumstances, or indicators, indicate that the carrying amount or net book value of an asset may not be recoverable. Indicators may include, but are not limited to, a significant lease restructuring or early lease termination; a significant change in market conditions; or the introduction of newer technology. When performing a recoverability assessment, we measure whether the estimated future undiscounted net cash flows expected to be generated by the asset exceeds its net book value. The undiscounted cash flows consist of cash flows from currently contracted leases and terminal services contracts, future projected leases, terminal service and freight rail rates, transition costs, and estimated residual or scrap values. In the event that an asset does not meet the recoverability test, the carrying value of the asset will be adjusted to fair value resulting in an impairment charge.

Management develops the assumptions used in the recoverability analysis based on its knowledge of active contracts, current and future expectations of the demand for a particular asset and historical experience, as well as information received from third party industry sources. The factors considered in estimating the undiscounted cash flows are impacted by changes in future periods due to changes in contracted lease rates, terminal service, and freight rail rates, residual values, economic conditions, technology, demand for a particular asset type and other factors.

Goodwill—Goodwill includes the excess of the purchase price over the fair value of the net tangible and intangible assets associated with the acquisition of Jefferson Terminal, Transtar, FYX and Long Ridge Energy & Power LLC. As of December 31, 2025, the carrying amount of goodwill within the Jefferson Terminal, Railroad, Corporate and Other and Power and Gas segments was $122.7 million, $147.2 million, $5.4 million and $90.3 million, respectively. As of December 31, 2024, the carrying amount of goodwill within the Jefferson Terminal, Railroad and Corporate and Other segments was $122.7 million, $147.2 million and $5.4 million, respectively.

We review the carrying values of goodwill at least annually to assess impairment since these assets are not amortized. An annual impairment review is conducted as of October 1st of each year. Additionally, we review the carrying value of goodwill whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The determination of fair value involves significant management judgment.

For an annual goodwill impairment assessment, an optional qualitative analysis may be performed. If the option is not elected or if it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a goodwill impairment test is performed to identify potential goodwill impairment and measure an impairment loss.

A goodwill impairment assessment compares the fair value of a respective reporting unit with its carrying amount, including goodwill. The estimate of fair value of the respective reporting unit is based on the best information available as of the date of assessment, which primarily incorporates certain factors including our assumptions about operating results, business plans, income projections, anticipated future cash flows and market data. If the estimated fair value of the reporting unit is less than the carrying amount, a goodwill impairment is recorded to the extent that the carrying value of the reporting unit exceeds the fair value.

As of October 1, 2025, we elected to complete a qualitative impairment assessment of the goodwill related to our Transtar, FYX and Long Ridge Energy & Power LLC reporting units and concluded that it was more likely than not that the fair value of the Transtar, FYX and Long Ridge Energy & Power LLC reporting units exceeded their respective carrying values. Therefore, no quantitative impairment evaluation was completed. As part of our assessment, we considered numerous factors, including:

- macroeconomic conditions and their potential impact on reporting unit fair value;

- industry and market conditions;

- cost factors such as increases in raw materials, labor or other costs;

- actual financial performance compared with budget and prior projections; and

- events that may change the composition or carrying value of its net assets.

For our Jefferson Terminal reporting unit, we completed a quantitative analysis. We estimate the fair value of Jefferson Terminal using an income approach, specifically a discounted cash flow analysis. This analysis requires us to make significant assumptions and estimates about the forecasted revenue growth rates, capital expenditures and discount rates. The estimates and assumptions used consider historical performance if indicative of future performance and are consistent with the assumptions used in determining future profit plans for the reporting units.

In connection with our impairment analysis, although we believe the estimates of fair value are reasonable, the determination of certain valuation inputs is subject to management's judgment. The fair value estimate was sensitive to significant assumptions inherent in the discounted estimated future cash flows, including forecasted revenue and revenue growth rates and discount rate. Changes in these inputs, including as a result of events beyond our control, could materially affect the results of the impairment review. If the forecasted cash flows or other key inputs are negatively revised in the future, the estimated fair value of the reporting unit could be adversely impacted, potentially leading to an impairment in the future that could materially affect our operating results. The Jefferson Terminal reporting unit had an estimated fair value that exceeded its carrying value by more than 20% as of October 1, 2025. The Jefferson Terminal reporting unit forecasted revenue is dependent on the ramp up of volumes under current and expected future contracts for storage and throughput of heavy and light crude and refined products, expansion of refined product distribution to Mexico, expansion of volumes and execution of contracts related to sustainable fuels and movements in future oil spreads. Our discount rate for our 2025 goodwill impairment analysis was 10.0% and our assumed terminal growth rate was 2.5%. If our strategy changes from planned capacity downward due to an inability to source contracts or expand volumes, the fair value of the reporting unit would be negatively affected, which could lead to an impairment. The expansion of refineries in the Beaumont/Port Arthur area, as well as growing crude oil and natural gas production in the U.S. and Canada, are expected to result in increased demand for storage on the U.S. Gulf Coast. Although we do not have significant direct exposure to volatility of crude oil prices, changes in crude oil pricing that affect long term refining planned output could impact Jefferson Terminal operations.

We expect the Jefferson Terminal reporting unit to continue to grow and generate positive Adjusted EBITDA in future years. Further delays in executing anticipated contracts or achieving our projected volumes could adversely affect the fair value of the reporting unit.

There were no impairments of goodwill for the years ended December 31, 2025, 2024 and 2023.

Income Taxes—Taxable income or loss generated by us and our corporate subsidiaries is subject to U.S. federal and state corporate income tax in locations where they conduct business.

We account for these taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is established when management believes it is more likely than not that a deferred tax asset will not be realized.

Some of our entities file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The income tax returns filed by us and our subsidiaries are subject to examination by the U.S. federal and state tax authorities. We recognize tax benefits for uncertain tax positions only if it is more likely than not that the position is sustainable based on its technical merits. Interest and penalties on uncertain tax positions are included as a component of the provision for income taxes in the Consolidated Statements of Operations.

Recent Accounting Pronouncements

Please see Note 2 to our consolidated financial statements included elsewhere in this filing for recent accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of changes in value of a financial instrument, caused by fluctuations in interest rates and foreign exchange rates. Changes in these factors could cause fluctuations in our results of operations and cash flows. We are exposed to the market risks described below.

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including the U.S. government's monetary and tax policies, global economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposure relates to our term loan arrangements.

Indices which are deemed "benchmarks" are the subject of recent national, international, and other regulatory guidance and proposals for reform. We are monitoring related reform proposals and evaluating the related risks; however, it is not possible to predict the effects of any of these developments, and any future initiatives to regulate, reform or change the manner of administration of benchmark indices could result in adverse consequences to the rate of interest payable and receivable on, market value of and market liquidity for financial instruments tied to variable interest rate indices.

Some of our borrowing agreements require payments based on a variable interest rate index, such as Secured Overnight Financing Rate. Therefore, to the extent our borrowing costs are not fixed, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding increase in rents or cash flow from our leases. We may elect to manage our exposure to interest rate movements through the use of interest rate derivatives (interest rate swaps and caps).

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. Although we believe a sensitivity analysis provides the most meaningful analysis permitted by the rules and regulations of the SEC, it is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts modeled. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential interest expense impacts on our financial instruments. It also does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

As of December 31, 2025, assuming we do not hedge our exposure to interest rate fluctuations related to our outstanding floating rate debt, a hypothetical 100-basis point increase/decrease in our variable interest rate on our borrowings would result in an increase of approximately $12.9 million or a decrease of approximately $12.9 million in interest expense over the next 12 months.

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements:

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of FTAI Infrastructure Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FTAI Infrastructure Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 16, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Goodwill - Jefferson Terminal Reporting Unit

Description of the Matter

At December 31, 2025, the Company's goodwill was $122.7 million for the Jefferson Terminal reporting unit. As discussed in Note 2 of the consolidated financial statements, goodwill is tested for impairment at least annually at the reporting unit level.

Auditing management's annual goodwill impairment assessment was complex and highly judgmental due to the significant estimation required in determining the fair value of the Jefferson Terminal reporting unit. In particular, the fair value estimate was sensitive to significant assumptions inherent in the discounted estimated future cash flows, including forecasted revenue and revenue growth rates, and discount rate, which are affected by expectations about the Company's ability to secure new contracts and increase volumes from existing contracts as well as expectations about the overall industry, market and economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's goodwill impairment review process, including controls over management's review of the significant assumptions described above.

To test the estimated fair value of the Company's Jefferson Terminal reporting unit, we performed audit procedures that included, among others, assessing the valuation methodology used and testing the significant assumptions, described above, and the completeness and accuracy of the underlying data used by the Company in its impairment test. For example, we compared forecasted revenue and revenue growth rates used by management to current industry, market and economic trends and to the historical results of the reporting unit and other guideline companies within the same industry. We also assessed the historical accuracy of management's estimates and performed sensitivity analyses to evaluate the changes in the fair value of the Jefferson Terminal reporting unit that would result from changes in the significant assumptions. We also involved our internal valuation specialists to assist in our evaluation of the Company's valuation methodology and certain significant assumptions, including the discount rate.

Acquisition of Long Ridge Energy & Power LLC

Description of the Matter

As discussed in Notes 3 and 9 to the consolidated financial statements, on February 26, 2025, the Company acquired control of Long Ridge Energy & Power ("Long Ridge"). Prior to obtaining control of Long Ridge, the Company accounted for its investment in Long Ridge under the equity method. The transaction was accounted for as a step acquisition as defined by ASC 805.

Auditing the Company's accounting for the acquisition was complex due to significant estimation uncertainty in determining the fair value of the acquired proved developed and unproved gas properties, as well as the power generation plant. The Company used the income approach to estimate the fair value of the assets noted above. Key assumptions included forecasted revenue growth rates, discount rates, projected capacity factors and projected net gas production which are affected by expectations of future market conditions, actual production volume, regulatory changes, and commodity price volatility. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's business combination process, including controls over management's review of the significant assumptions described above.

To test the estimated fair values, we performed audit procedures that included, among others, involving our valuation specialists to assist in evaluating the appropriateness of the Company's valuation methodology and certain significant assumptions used in the model, such as the discount rates, as well as assessing the completeness and accuracy of the underlying data. We compared certain significant assumptions, including the forecasted revenue growth rates, projected capacity factors and projected net gas production, to current industry, market, and economic trends, to the historical results of the acquired business and to other guidelines companies within the same industry.

Acquisition of The Wheeling Corporation

Description of the Matter

As discussed in Notes 3 and 9 to the consolidated financial statements, on December 26, 2025, the Company completed the acquisition of The Wheeling Corporation ("Wheeling). Prior to obtaining control of Wheeling, the Company accounted for its investment in Wheeling under the equity method. The purchase consideration has been preliminarily allocated to the assets acquired and liabilities assumed.

Auditing the Company's accounting for the acquisition was complex due to significant estimation uncertainty in determining the preliminary fair value of bridges and tunnels, and track and track related assets. The Company used a replacement cost approach and market approach to estimate the fair value of the assets noted above. The significant assumptions used to estimate the fair value included estimated acreage and market value per acre, as well as the condition and unit construction cost of bridges and tunnels. These significant assumptions are based on available information and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's business combination process, including controls over management's review of the significant assumptions described above.

To test the estimated fair values of the assets described above, we performed audit procedures that included, among others, involving our valuation specialists to assist in evaluating the appropriateness of the Company's valuation methodology and significant assumptions used, including the market value per acre, estimated acreage and the unit construction costs of bridges and tunnels. We compared significant assumptions used in the model to geographic, industry and market data, as well as comparable transactions. We also tested the completeness and accuracy of the underlying data supporting the significant assumptions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2021.

New York, New York

March 16, 2026

FTAI INFRASTRUCTURE INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share and per share data)

	Notes	December 31, 2025	December 31, 2024
Assets			
Current assets:			
Cash and cash equivalents	2	$ 57,351	$ 27,785
Restricted cash and cash equivalents	2	268,595	119,511
Accounts receivable, net	2	95,388	52,994
Other current assets	2	62,677	19,561
Total current assets		484,011	219,851
Leasing equipment, net	4	36,570	37,453
Operating lease right-of-use assets, net	12	133,493	67,937
Property, plant, and equipment, net	5	4,581,771	1,653,468
Investments	6	22,243	12,529
Intangible assets, net	7	43,173	46,229
Goodwill	2	365,703	275,367
Other assets	2	81,697	61,554
Total assets		$ 5,748,661	$ 2,374,388
Liabilities			
Current liabilities:			
Accounts payable and accrued liabilities	2	$ 280,707	$ 176,425
Debt, net	8	65,438	48,594
Operating lease liabilities	12	9,108	7,172
Derivative liabilities	10	34,381	—
Other current liabilities	2	20,363	18,603
Total current liabilities		409,997	250,794
Debt, net	8	3,708,735	1,539,241
Operating lease liabilities	12	71,000	60,893
Derivative liabilities	10	189,116	—
Warrant liabilities	18	81,599	—
Deferred income tax liabilities	15	300,231	9,639
Other liabilities		44,000	57,465
Total liabilities		4,804,678	1,918,032
Commitments and contingencies	20	—	—
Redeemable preferred stock Series A ($0.01 par value per share; 200,000,000 total preferred shares authorized; 300,000 Series A shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively; redemption amount of $— million and $431.8 million as of December 31, 2025 and December 31, 2024, respectively)	18	—	381,218
Redeemable convertible preferred stock Series B ($0.01 par value per share; 200,000,000 total preferred shares authorized; 160,000 and — Series B shares issued and outstanding as of December 31, 2025 and December 31, 2024; redemption amount of $192.0 million and $— million as of December 31, 2025 and December 31, 2024)	18	152,642	—
Redeemable preferred stock Series A RailCo - Non-controlling interest (zero par value per share; 1,000,000 total preferred shares authorized; 1,000,000 and — Series A - RailCo shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively; redemption amount of $1.4 billion and $— million at December 31, 2025 and December 31, 2024, respectively)	18	937,578	—

FTAI INFRASTRUCTURE INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share and per share data)

Equity

Common stock ($0.01 par value per share; 2,000,000,000 shares authorized; 116,294,461 and 113,934,860 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively)	**1,163**	1,139
Additional paid in capital	**623,771**	764,381
Accumulated deficit	**(512,992)**	(405,818)
Accumulated other comprehensive loss	**(90,618)**	(157,051)
Stockholders' equity	**21,324**	202,651
Non-controlling interests in equity of consolidated subsidiaries	**(167,561)**	(127,513)
Total equity	**(146,237)**	75,138
Total liabilities, redeemable preferred stock and equity	$ **5,748,661**	$ 2,374,388

See accompanying notes to the consolidated financial statements.

FTAI INFRASTRUCTURE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except share and per share data)

	Notes	Year Ended December 31,		
		2025	2024	2023
Revenues				
Total revenues	11	$ 502,520	$ 331,497	$ 320,472
Expenses				
Operating expenses	2	299,587	247,674	253,672
General and administrative		16,222	14,798	12,833
Acquisition and transaction expenses		27,138	5,457	4,140
Management fees and incentive allocation to affiliate	16	14,714	11,318	12,467
Depreciation and amortization	4, 5, 7	132,489	79,410	80,992
Asset impairment		4,401	72,336	743
Total expenses		494,551	430,993	364,847
Other income (expense)				
Equity in earnings (losses) of unconsolidated entities	6	12,303	(55,496)	(24,707)
Gain on sale of assets, net		128,842	2,370	6,855
Loss on modification or extinguishment of debt		(59,323)	(8,925)	(2,036)
Interest expense		(265,914)	(122,108)	(99,603)
Other income		20,751	20,904	6,586
Total other expense		(163,341)	(163,255)	(112,905)
Loss before income taxes		(155,372)	(262,751)	(157,280)
(Benefit from) provision for income taxes	15	(3,318)	3,313	2,470
Net loss		(152,054)	(266,064)	(159,750)
Less: Net loss attributable to non-controlling interests in consolidated subsidiaries		(44,880)	(42,419)	(38,414)
Less: Preferred dividends and accretion on redeemable non-controlling interests		44,607	—	—
Less: Dividends and accretion of redeemable preferred stock		55,622	70,814	62,400
Net loss attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock		$ (207,403)	$ (294,459)	$ (183,736)
Net loss attributable to common stockholders	19	$ (260,406)	$ (294,459)	$ (183,736)
Loss per share:	19			
Basic		$ (2.24)	$ (2.72)	$ (1.78)
Diluted		$ (2.26)	$ (2.72)	$ (1.79)
Weighted average shares outstanding:				
Basic		115,214,910	108,217,871	102,960,812
Diluted		115,214,910	108,217,871	102,960,812

See accompanying notes to the consolidated financial statements.

FTAI INFRASTRUCTURE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(Dollars in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net loss	$ (152,054)	$ (266,064)	$ (159,750)
Other comprehensive income (loss):			
Other comprehensive income (loss) related to derivatives [1]	70,787	(2,523)	123,845
Changes in pension and other employee benefit accounts [2]	(4,354)	23,987	(2,227)
Total other comprehensive income	66,433	21,464	121,618
Comprehensive loss	(85,621)	(244,600)	(38,132)
Comprehensive loss attributable to non-controlling interests	(44,880)	(42,419)	(38,414)
Comprehensive (loss) income attributable to stockholders	$ (40,741)	$ (202,181)	$ 282

[1] Net of deferred tax expense of $9.2 million, $— million and $— million for the years ended December 31, 2025, 2024 and 2023, respectively.
[2] Net of deferred tax expense of $— million, $1.9 million and $— million for the years ended December 31, 2025, 2024 and 2023, respectively.

See accompanying notes to the consolidated financial statements.

FTAI INFRASTRUCTURE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Dollars in thousands)

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non-Controlling Interests in Equity of Consolidated Subsidiaries	Total Equity
Equity - December 31, 2022	$ 994	$ 911,599	$ (60,837)	$ (300,133)	$ (26,829)	$ 524,794
Net loss			(121,336)		(38,414)	(159,750)
Other comprehensive loss				121,618		121,618
Total comprehensive loss	—	—	(121,336)	121,618	(38,414)	(38,132)
Acquisition of subsidiary		(953)			(3,495)	(4,448)
Distributions to non-controlling interests					(1,647)	(1,647)
Issuance of common shares	12	16				28
Dividends and accretion of redeemable preferred stock		(62,400)				(62,400)
Dividends declared on common stock		(12,372)				(12,372)
Settlement of equity-based compensation		(1,629)			(534)	(2,163)
Equity-based compensation		9,710			(511)	9,199
Equity - December 31, 2023	$ 1,006	$ 843,971	$ (182,173)	$ (178,515)	$ (71,430)	$ 412,859
Net loss			(223,645)		(42,419)	(266,064)
Other comprehensive income				21,464		21,464
Total comprehensive (loss) income	—	—	(223,645)	21,464	(42,419)	(244,600)
Distributions to non-controlling interests					(15,039)	(15,039)
Issuance of common shares	133	419				552
Dividends and accretion of redeemable preferred stock		(70,814)				(70,814)
Dividends declared on common stock		(13,124)				(13,124)
Settlement of equity-based compensation		(2,906)			(426)	(3,332)
Equity-based compensation		6,835			1,801	8,636
Equity - December 31, 2024	$ 1,139	$ 764,381	$ (405,818)	$ (157,051)	$ (127,513)	$ 75,138
Net loss			(107,174)		(44,880)	(152,054)
Other comprehensive income				66,433		66,433
Total comprehensive (loss) income	—	—	(107,174)	66,433	(44,880)	(85,621)
Distributions to non-controlling interests					(1,314)	(1,314)
Issuance of common shares	24	2,692				2,716
Issuance of warrants		1,012				1,012
Issuance of Manager options		7,358				7,358
Loss on extinguishment of preferred stock		(36,646)				(36,646)
Dividends and accretion of redeemable preferred stock		(100,229)				(100,229)
Dividends declared on common stock		(13,831)				(13,831)
Settlement of equity instruments		(4,106)			(1,944)	(6,050)
Equity-based compensation		3,140			8,090	11,230
Equity - December 31, 2025	$ 1,163	$ 623,771	$ (512,992)	$ (90,618)	$ (167,561)	$ (146,237)

See accompanying notes to the consolidated financial statements.

FTAI INFRASTRUCTURE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Cash flows from operating activities:			
Net loss	$ (152,054)	$ (266,064)	$ (159,750)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:			
Equity in (earnings) losses of unconsolidated entities	(12,303)	55,496	24,707
Gain on sale of subsidiaries	(128,921)	—	—
Loss (gain) on sale of assets, net	79	(2,370)	(6,855)
Loss on modification or extinguishment of debt	59,323	8,925	2,036
Gain on sale of easement	—	(3,486)	—
Equity-based compensation	11,076	8,636	9,199
Depreciation and amortization	132,489	79,410	80,992
Asset impairment	4,401	72,336	743
Change in deferred income taxes	(5,764)	1,920	2,016
Change in fair value of non-hedge derivatives	603	—	1,125
Change in fair value of warrants	(4,234)	—	—
Amortization of deferred financing costs	10,988	6,248	6,769
Amortization of bond discount	23,336	8,682	4,853
Amortization of other comprehensive income	(20,092)	—	—
Paid-in-kind interest expense	5,829	—	—
Provision for (recovery) credit losses	(888)	863	1,977
Change in:			
Accounts receivable	(9,920)	2,133	2,840
Other assets	(13,282)	(1,976)	25,183
Accounts payable and accrued liabilities	51,745	20,970	8,553
Derivative liabilities	(67,006)	—	—
Other liabilities	(3,413)	(7,001)	1,125
Net cash (used in) provided by operating activities	(118,008)	(15,278)	5,513
Cash flows from investing activities:			
Investment in unconsolidated entities	(18,548)	(3,826)	(7,077)
Acquisition of business, net of cash acquired	(856,644)	—	(4,448)
Acquisition of leasing equipment	(724)	(3,288)	(1,724)
Acquisition of property, plant and equipment	(280,526)	(79,536)	(99,022)
Investment in investor loan	11,001	—	—
Investment in promissory notes	—	(31,438)	(36,044)
Investment in equity instruments	—	(5,000)	—
Proceeds from sale of leasing equipment	—	—	105
Proceeds from insurance recoveries	—	267	—
Proceeds from sale of property, plant and equipment	2,775	1,198	1,087
Proceeds from sale of easement	—	3,486	—
Net cash used in investing activities	$ (1,142,666)	$ (118,137)	$ (147,123)

FTAI INFRASTRUCTURE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

		Year Ended December 31,				
		2025		**2024**		**2023**
Cash flows from financing activities:						
Proceeds from debt, net	$	**1,794,074**	$	498,426	$	181,350
Repayment of debt		**(780,364)**		(247,594)		(75,131)
Payment of financing costs		**(62,051)**		(11,438)		(8,834)
Proceeds from issuance of common shares		**2,694**		—		—
Proceeds from issuance of redeemable preferred stock and warrants		**1,000,000**		—		—
Redeemable preferred stock issuance costs		**(21,197)**		—		—
Repayment of preferred stock		**(447,121)**		—		—
Distributions to non-controlling interests		**(1,314)**		(15,039)		(1,647)
Settlement of equity-based compensation		**(6,050)**		(3,335)		(2,161)
Cash dividends - common stock		**(13,831)**		(13,124)		(12,372)
Cash dividends - redeemable preferred stock		**(25,516)**		(14,664)		(1,758)
Net cash provided by financing activities		**1,439,324**		193,232		79,447
Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents		**178,650**		59,817		(62,163)
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period		**147,296**		87,479		149,642
Cash and cash equivalents and restricted cash and cash equivalents, end of period	$	**325,946**	$	147,296	$	87,479
Supplemental disclosure of cash flow information:						
Cash paid for interest, net of capitalized interest	$	**219,634**	$	94,396	$	88,411
Supplemental disclosure of non-cash investing and financing activities:						
Acquisition of property, plant and equipment	$	**(46,494)**	$	(48,607)	$	(1,670)
Acquisition of business		**(285,977)**		—		—
Dividends and accretion of redeemable preferred stock		**—**		(56,150)		(60,642)
Dividends and accretion of redeemable preferred stock - NCI		**(44,607)**		—		—
Financing fees		**—**		(16,158)		—

See accompanying notes to the consolidated financial statements.

FTAI INFRASTRUCTURE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)

1. ORGANIZATION

FTAI Infrastructure Inc. ("we", "us", "our", or the "Company") is a Delaware corporation and was originally formed as a limited liability company on December 13, 2021 in connection with the spin-off of the infrastructure business ("FTAI Infrastructure") of FTAI Aviation Ltd. (previously Fortress Transportation and Infrastructure Investors LLC; "FTAI" or "Former Parent"). The Company owns and operates (i) eight freight railroads and one switching company that provide rail service to certain manufacturing and production facilities ("Transtar" and newly acquired "Wheeling" (see Note 3)), (ii) a multi-modal crude oil and refined products terminal in Beaumont, Texas ("Jefferson Terminal"), (iii) a deep-water port located along the Delaware River with an underground storage cavern, a multipurpose dock, a rail-to-ship transloading system and multiple industrial development opportunities ("Repauno"), (iv) a multi-modal terminal located along the Ohio River with multiple industrial development opportunities, including a power plant ("Long Ridge"), and (v) an equity method investment in two ventures developing battery and metal recycling technology ("Aleon" and "Gladieux"). Additionally, we operate a railcar cleaning business ("KRS") as well as an operating company that provides roadside assistance services for the intermodal and over-the-road trucking industries ("FYX"). We have five reportable segments: (i) Railroad, (ii) Jefferson Terminal, (iii) Repauno, (iv) Power and Gas, and (v) Sustainability and Energy Transition, which all operate in the infrastructure sector (see Note 17).

We are a publicly-traded company trading on The Nasdaq Global Select Market under the symbol "FIP." The Company is headquartered in New York, New York.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and include the accounts of us and our subsidiaries.

Principles of Consolidation—We consolidate all entities in which we have a controlling financial interest and control over significant operating decisions, as well as variable interest entities ("VIEs") in which we are the primary beneficiary. All significant intercompany transactions and balances have been eliminated. All adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The ownership interest of other investors in consolidated subsidiaries is recorded as non-controlling interest.

We use the equity method of accounting for investments in entities in which we exercise significant influence but which do not meet the requirements for consolidation. Under the equity method, we record our proportionate share of the underlying net income (loss) of these entities as well as the proportionate interest in adjustments to other comprehensive income (loss).

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties—In the normal course of business, we encounter several significant types of economic risk including credit, market, and capital market risks. Credit risk is the risk of the inability or unwillingness of a lessee, customer, or derivative counterparty to make contractually required payments or to fulfill its other contractual obligations. Market risk reflects the risk of a downturn or volatility in the underlying industry segments in which we operate, which could adversely impact the pricing of the services offered by us or a lessee's or customer's ability to make payments. Capital market risk is the risk that we are unable to obtain capital at reasonable rates to fund the growth of our business or to refinance existing debt facilities. We do not have significant exposure to foreign currency risk as all of our leasing and revenue arrangements are denominated in U.S. dollars.

Liquidity—Subsequent to September 30, 2025, we have (i) refinanced the Bridge Loan Credit Agreement with the Term Loan Credit Agreement (see Note 21 for additional details), (ii) paid down the Jefferson June 2025 Credit Agreement and (iii) entered into a binding Commitment Agreement (the "Backstop Agreement") dated March 16, 2026, pursuant to which we may, at our sole option, on or prior to July 1, 2026, elect to borrow from a lender funds in an aggregate principal amount of $255 million pursuant to a bridge facility that will have a maturity date which is 364 days after the close of such bridge facility (see Note 21 for additional details). As disclosed in Note 8, the Company has significant debt obligations, which it continues to actively manage. As part of our evaluation under ASC 205-40, management reviewed its forecasted cash flows including debt maturities over the next 12 months and concluded that the Company's current liquidity, forecasted cash flows from operations and completed financing transactions are not sufficient to allow the Company to meet its obligations as they become due including repayment of the $218 million Jefferson Taxable Series 2024B Bonds upon their maturity (see Note 8 for additional detail). While management intends to refinance the $218 million Jefferson Taxable Series 2024B Bonds with long term financing, if such plans are not met, the Company would draw on the Backstop Agreement to pay off the Jefferson Taxable Series 2024B Bonds due July 1, 2026. Additionally, management's plan includes exercising existing contractual options to extend the DRP DB Term Loan of $106 million, the first tranche of EB-5 Loan Agreement of $26 million, and the second tranche of EB-5 Loan Agreement of $9.7 million that will extend maturities to May 30, 2028, January 25, 2028, and March 11, 2028, respectively. Management concluded that such plans are probable of being implemented and the Company will have sufficient liquidity to meet its obligations as they become due over the next twelve months from the date that the consolidated financial statements were issued. Management will continue to evaluate its liquidity and financial position and update future plans accordingly.

(Dollars in tables in thousands, unless otherwise noted)

Variable Interest Entities—The assessment of whether an entity is a VIE and the determination of whether to consolidate a VIE requires judgment. VIEs are defined as entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A VIE is required to be consolidated by its primary beneficiary, and only by its primary beneficiary, which is defined as the party who has the power to direct the activities of a VIE that most significantly impact its economic performance and who has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Delaware River Partners LLC

During 2016, through Delaware River Partners LLC ("DRP"), a consolidated subsidiary, we purchased the assets of Repauno, which consisted primarily of land, a storage cavern, and riparian rights for the acquired land, site improvements and rights. Upon acquisition there were no operational processes that could be applied to these assets that would result in outputs without significant green field development. We currently hold an approximately 98% economic interest, and a 100% voting interest in DRP. Prior to the completion of our debt offering at Repauno in May 2025 (refer to Note 8 for additional details), DRP was solely reliant on us to finance its activities and therefore was a VIE. We concluded that we were the primary beneficiary and, accordingly, DRP has been presented on a consolidated basis in the accompanying consolidated financial statements. Total VIE assets of DRP were $341.6 million, and total VIE liabilities of DRP were $88.5 million as of December 31, 2024. Due to the debt offering at Repauno in May 2025, Repauno is sufficiently capitalized, and therefore, is no longer considered a VIE; this change in classification does not have a financial impact on the Company's financial statements.

Cash and Cash Equivalents—We consider all highly liquid short-term investments with a maturity of 90 days or less when purchased to be cash equivalents.

Restricted Cash and Cash Equivalents—Restricted cash and cash equivalents consists of cash in money market funds and other permitted highly liquid short term investments that can be used for principal, interest and project funding pursuant to the requirements of certain of our debt agreements (see Note 8) and other qualifying construction projects.

Property, Plant and Equipment, Leasing Equipment and Depreciation—Property, plant and equipment and leasing equipment are stated at cost (inclusive of capitalized acquisition costs, where applicable) and depreciated using the straight-line method, over their estimated useful lives, to estimated residual values which are summarized as follows:

Asset	Range of Estimated Useful Lives	Residual Value Estimates
Railcars and locomotives	40 - 50 years from date of manufacture	Scrap value at end of useful life
Track and track related assets	15 - 50 years from date of manufacture	Scrap value at end of useful life
Land, site improvements and rights	N/A	N/A
Bridges and tunnels	15 - 55 years	Scrap value at end of useful life
Buildings and improvements	20 - 30 years	Scrap value at end of useful life
Railroad equipment	3 - 15 years from date of manufacture	Scrap value at end of useful life
Power plant	15 - 40 years	None
Terminal machinery and equipment	15 - 25 years from date of manufacture	Scrap value at end of useful life
Furniture and fixtures	3 - 6 years from date of purchase	None
Computer hardware and software	3 - 5 years from date of purchase	None
Construction in progress	N/A	N/A

Major improvements and modifications incurred in connection with the acquisition of property, plant and equipment and leasing equipment that are required to get the asset ready for initial service are capitalized and depreciated over the remaining life of the asset. Project costs of major additions and betterments, including capitalizable engineering costs and other costs directly related to the development or construction of project, are capitalized and depreciation commences once it is placed into service. Interest costs directly related to and incurred during the construction period of property, plant and equipment are capitalized. Spare parts are depreciated in conjunction with the underlying property, plant and equipment asset when placed in service.

We review our depreciation policies on a regular basis to determine whether changes have taken place that would suggest that a change in our depreciation policies, useful lives of our equipment or the assigned residual values is warranted.

Natural Gas Operations

Property and Related Depletion—The Company follows the successful efforts method of accounting for costs incurred in the exploration and development of oil and gas producing activities. All development costs, including lease acquisition costs, are capitalized. The Company capitalizes exploratory drilling costs until a determination is made that the well or project has either found proved reserves or is dry. After an exploratory well has been drilled and found oil and natural gas reserves, a determination may be pending as to whether the oil and natural gas quantities can be classified as proved. In those circumstances, the Company continues to capitalize the drilling costs pending the determination of proved status if (i) the well has found a sufficient

(Dollars in tables in thousands, unless otherwise noted)

quantity of reserves to justify its completion as a producing well and (ii) the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project. If the exploratory well is determined to be a dry well, the costs are charged to exploration expense. Other exploration costs, including geological and geophysical costs, are expensed as incurred. Capitalized costs are amortized using the unit-of-production method based on total proved reserves.

Oil and gas properties were valued using a discounted cash flow approach incorporating market participant and internally generated price assumptions, production profiles, and operating and development cost assumptions.

Asset Impairments—Oil and natural gas proved properties periodically are assessed for possible impairment in accordance with ASC Topic 360, Property, Plant and Equipment. The Company monitors its oil and natural gas properties as well as the market and business environments in which it operates and makes assessments about events that could result in potential impairment issues. Such potential events may include, but are not limited to, commodity price declines, unanticipated increases in operating costs, and lower than expected production performance. If a material event occurs, the Company makes an estimate of undiscounted future cash flows to determine whether the asset is impaired. Impairment losses are recognized when the estimated discounted future cash flows are less than the current net book values of the properties. If the asset is impaired, the Company will record an impairment loss for the difference between the net book value of the properties and the fair value of the properties. The fair value of the properties typically is estimated using discounted cash flows.

The Company also may recognize impairments of capitalized costs for unproved properties in accordance with ASC Topic 932 – Extractive Activities – Oil and Gas. The greatest portion of these costs generally relates to the leasehold acquisitions. The costs are capitalized and periodically evaluated for recoverability, based on changes brought about by exploration activities, changes in economic factors and potential shifts in business strategy.

Capitalized Interest—The interest cost associated with major development and construction projects is capitalized and included in the cost of the project. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. We capitalized interest of $26.0 million, $6.6 million and $5.0 million during the years ended December 31, 2025, 2024 and 2023, respectively.

Repairs and Maintenance—Repair and maintenance costs that do not extend the lives of the assets are expensed as incurred. Our repairs and maintenance expenses were $26.2 million, $20.1 million and $19.2 million during the years ended December 31, 2025, 2024 and 2023, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Impairment of Long-Lived Assets—We perform a recoverability assessment of each of our long-lived assets whenever events or changes in circumstances, or indicators, indicate that the carrying amount or net book value of an asset may not be recoverable. Indicators may include, but are not limited to, a significant change in market conditions; or the introduction of newer technology. When performing a recoverability assessment, we measure whether the estimated future undiscounted net cash flows expected to be generated by the asset exceeds its net book value. The undiscounted cash flows consist of cash flows from terminal services contracts and currently contracted leases, future projected leases, terminal service and freight rail rates, transition costs, and estimated residual or scrap values. In the event that an asset does not meet the recoverability test, the carrying value of the asset will be adjusted to fair value resulting in an impairment charge.

Management develops the assumptions used in the recoverability analysis based on its knowledge of active contracts, current and future expectations of the demand for a particular asset and historical experience, as well as information received from third party industry sources. The factors considered in estimating the undiscounted cash flows are impacted by changes in future periods due to changes in contracted lease rates, terminal service, and freight rail rates, residual values, economic conditions, technology, demand for a particular asset type and other factors.

Warrant Liabilities—The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 480, Distinguishing Liabilities from Equity ("ASC 480") and ASC 815, Derivatives and Hedging ("ASC 815"). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company's own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

Other Current Assets—Other current assets is comprised of:

(Dollars in tables in thousands, unless otherwise noted)

	December 31, 2025	December 31, 2024
Notes receivable	**$ 13,605**	$ —
Prepaid expenses	**20,403**	9,751
Purchase deposits	**3,817**	—
Other receivables	**10,587**	384
Inventory	**1,269**	311
Other assets	**12,996**	9,115
Total other current assets	**$ 62,677**	$ 19,561

For the year ended December 31, 2024, the Company determined that its note receivable from an investment included in the Sustainability and Energy Transition segment should be impaired due to the investment continuing to generate operating losses and not achieving expected results. The related impairment charge is recorded in Asset impairment charges in the Consolidated Statements of Operations for the year ended December 31, 2024.

Accounts Payable and Accrued Liabilities—Accounts payable and accrued liabilities primarily include payables relating to construction projects, interline payables to other railroads, accrued compensation, interest and payables to the Manager.

Other Current Liabilities—Other current liabilities primarily include insurance premium liabilities of $2.7 million and $5.0 million and deferred revenue of $11.5 million and $8.3 million as of December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, the Company recognized revenue of $2.5 million that was included in the deferred revenue balance at the beginning of the year.

Goodwill—Goodwill includes the excess of the purchase price over the fair value of the net tangible and intangible assets associated with the acquisition of Jefferson Terminal, Transtar, FYX and Long Ridge Energy Power LLC. As of December 31, 2025, the carrying amount of goodwill within the Jefferson Terminal, Railroad, Corporate and Other and Power and Gas segments was $122.7 million, $147.2 million, $5.4 million and $90.3 million, respectively. As of December 31, 2024, the carrying amount of goodwill within the Jefferson Terminal, Railroad and Corporate and Other segments was $122.7 million, $147.2 million and $5.4 million, respectively.

We review the carrying values of goodwill at least annually to assess impairment since these assets are not amortized. An annual impairment review is conducted as of October 1st of each year. Additionally, we review the carrying value of goodwill whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The determination of fair value involves significant management judgment.

For an annual goodwill impairment assessment, an optional qualitative analysis may be performed. If the option is not elected or if it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a goodwill impairment test is performed to identify potential goodwill impairment and measure an impairment loss.

A goodwill impairment assessment compares the fair value of a respective reporting unit with its carrying amount, including goodwill. The estimate of fair value of the respective reporting unit is based on the best information available as of the date of assessment, which primarily incorporates certain factors including our assumptions about operating results, business plans, income projections, anticipated future cash flows and market data. If the estimated fair value of the reporting unit is less than the carrying amount, a goodwill impairment is recorded to the extent that the carrying value of the reporting unit exceeds the fair value.

As of October 1, 2025, we elected to complete a qualitative impairment assessment of the goodwill related to our Transtar, FYX and Long Ridge Energy & Power LLC reporting units and concluded that it was more likely than not that the fair value of the Transtar, FYX and Long Ridge Energy & Power LLC reporting units exceeded their respective carrying values. Therefore, no quantitative impairment evaluation was completed. As part of our assessment, we considered numerous factors, including:

- macroeconomic conditions and their potential impact on reporting unit fair value;
- industry and market conditions;
- cost factors such as increases in raw materials, labor or other costs;
- actual financial performance compared with budget and prior projections; and
- events that may change the composition or carrying value of its net assets.

For our Jefferson Terminal reporting unit, we completed a quantitative analysis. We estimate the fair value of Jefferson Terminal using an income approach, specifically a discounted cash flow analysis. This analysis requires us to make significant assumptions and estimates about the forecasted revenue growth rates, capital expenditures and discount rates. The estimates and assumptions used consider historical performance if indicative of future performance and are consistent with the assumptions used in determining future profit plans for the reporting units.

In connection with our impairment analysis, although we believe the estimates of fair value are reasonable, the determination of certain valuation inputs is subject to management's judgment. The fair value estimate was sensitive to certain assumptions inherent in the discounted estimated future cash flows, including forecasted revenue and revenue growth rates and discount rate. Changes in these inputs, including as a result of events beyond our control, could materially affect the results of the impairment

(Dollars in tables in thousands, unless otherwise noted)

review. If the forecasted cash flows or other key inputs are negatively revised in the future, the estimated fair value of the reporting unit could be adversely impacted, potentially leading to an impairment in the future that could materially affect our operating results. The Jefferson Terminal reporting unit had an estimated fair value that exceeded its carrying value by more than 20% as of October 1, 2025. The Jefferson Terminal reporting unit forecasted revenue is dependent on the ramp up of volumes under current and expected future contracts for storage and throughput of heavy and light crude and refined products, expansion of refined product distribution to Mexico, expansion of volumes and execution of contracts related to sustainable fuels and movements in future oil spreads. Our discount rate for our 2025 goodwill impairment analysis was 10.0% and our assumed terminal growth rate was 2.5%. If our strategy changes from planned capacity downward due to an inability to source contracts or expand volumes, the fair value of the reporting unit would be negatively affected, which could lead to an impairment. The expansion of refineries in the Beaumont/Port Arthur area, as well as growing crude oil and natural gas production in the U.S. and Canada, are expected to result in increased demand for storage on the U.S. Gulf Coast. Although we do not have significant direct exposure to volatility of crude oil prices, changes in crude oil pricing that affect long term refining planned output could impact Jefferson Terminal operations.

We expect the Jefferson Terminal reporting unit to continue to grow and generate positive Adjusted EBITDA in future years. Further delays in executing anticipated contracts or achieving our projected volumes could adversely affect the fair value of the reporting unit.

There were no impairments of goodwill for the years ended December 31, 2025, 2024, and 2023.

Intangibles and Amortization—Intangible assets include the value of existing customer relationships acquired in connection with the acquisition of Jefferson Terminal and Transtar.

Customer relationship intangible assets are amortized on a straight-line basis over their useful lives as the pattern in which the asset's economic benefits are consumed cannot reliably be determined. Customer relationship intangible assets have useful lives ranging from 5 to 15 years, no estimated residual value, and amortization is recorded as a component of Depreciation and amortization in the Consolidated Statements of Operations. The weighted-average remaining amortization period for customer relationships was 126 months and 138 months as of December 31, 2025 and 2024, respectively.

Redeemable Preferred Stock—We classify the Series A Preferred Stock ("Redeemable Preferred Stock") and Series A Preferred Stock - RailCo - Non-controlling Interest ("NCI") as temporary equity in the Consolidated Balance Sheets due to certain contingent redemption clauses that are at the election of the holders. The Series A Preferred Stock was redeemed during the third quarter of 2025 (see Note 18 for details). The carrying value of the Series A Preferred Stock - RailCo - NCI is accreted to the redemption value at the earliest redemption date, which has been determined to be August 25, 2032. We use the effective interest method to accrete to the redemption value.

Convertible Preferred Stock—We classify the Series B Preferred Stock ("Convertible Preferred Stock") as temporary equity in the Consolidated Balance Sheets due to a change in control provision that would trigger redemption. The Series B Preferred Stock is not currently probable of becoming redeemable; as a result, the issuance costs and PIK dividends are not being accreted in the balance of Series B Preferred Stock on the Consolidated Balance Sheets. The Company will adjust earnings (loss) per share for the dividends on an as converted basis.

Deferred Financing Costs—Costs incurred in connection with obtaining long-term financing are capitalized and amortized to interest expense over the term of the underlying loans. Unamortized deferred financing costs of $21.9 million and $14.8 million as of December 31, 2025 and 2024, respectively, are included in Debt, net in the Consolidated Balance Sheets.

Amortization expense was $11.0 million, $6.2 million and $6.8 million for the years ended December 31, 2025, 2024 and 2023, respectively, and is included in Interest expense in the Consolidated Statements of Operations.

Terminal Services Revenues—Terminal services are provided to customers for the receipt and redelivery of various commodities. These revenues relate to performance obligations that are recognized over time using the right to invoice practical expedient, i.e., invoiced as the services are rendered and the customer simultaneously receives and consumes the benefit over the contract term. The Company's performance of service and right to invoice corresponds with the value delivered to our customers. Revenues are typically invoiced and paid on a monthly basis.

Rail Revenues—Rail revenues generally consist of the following performance obligations: industrial switching, interline services, demurrage and storage. Switching revenues are derived from the performance of switching services, which involve the movement of cars from one point to another within the limits of an individual plant, industrial area, or a rail yard. Switching revenues are recognized as the services are performed, and the services are generally completed on the same day they are initiated.

Interline revenues are derived from transportation services for railcars that originate or terminate at our railroads and involve one or more other carriers. For interline traffic, one railroad typically invoices a customer on behalf of all railroads participating in the route directed by the customer. The invoicing railroad then pays the other railroads its portion of the total amount invoiced on a monthly basis. We record revenue related to interline traffic for transportation service segments provided by carriers along railroads that are not owned or controlled by us on a net basis. Interline revenues are recognized as the transportation movements occur.

(Dollars in tables in thousands, unless otherwise noted)

Our ancillary services revenue primarily relates to demurrage and storage services. Demurrage represents charges assessed by railroads for the retention of cars by shippers or receivers of freight beyond a specified free time and is recognized on a per day basis. Storage services revenue is earned for the provision of storage of shippers' railcars and is generally recognized on a per day, per car basis, as the storage services are provided.

Lease Income—Lease income consists of rental income from tenants for storage space. Lease income is recognized on a straight-line basis over the terms of the relevant lease agreement.

Roadside Services Revenues—Roadside services revenue is revenue related to providing roadside assistance services to customers in the intermodal and over-the-road trucking industries. Revenue is recognized when a performance obligation is satisfied by completing a repair service at a point in time. Revenues are typically invoiced for each repair and generally have 30-day payment terms.

Gas Revenues—The Company's natural gas revenues are based on actual sales volumes of commodities sold by Diversified Energy Inc. ("Diversified"). Diversified owns the portions of certain Long Ridge natural gas wells not owned by Long Ridge, operates all Long Ridge's natural gas wells and markets excess natural gas not required for plant operations to various end users in the open market. The Company has concluded that the control transfers to the natural gas operator at the point of delivery (i.e., wellhead or the inlet of the operating entity's system) and revenue is recognized when control transfers. In these instances, revenue is recorded net of any marketing, gathering and compressor fees.

Power Revenues—Power revenues are recognized from Long Ridge's revenues into PJM Interconnection, Inc.'s ("PJM") day-ahead and spot markets. Certain transmission losses, transmission congestion fees, and other fees incurred by PJM are netted into revenue. Power revenues are recognized upon generation of the electricity and simultaneous consumption by the customer. Revenue is recognized based on the invoiced amount which is equal to the value of Long Ridge's performance obligation satisfied with the customer.

Long Ridge participates in PJM's capacity market and provides a stated quantity of capacity and generates electricity as required during the performance period. Long Ridge receives payment for and recognizes revenue with respect to Long Ridge's capacity commitments ratably over the term of its capacity commitments.

Other Revenue—Other revenue primarily consists of revenue related to the handling, storage and sale of raw materials. Revenues for the handling and storage of raw materials relate to performance obligations that are recognized over time using the right to invoice practical expedient, i.e., invoiced as the services are rendered and the customer simultaneously receives and consumes the benefit over the contract term. Our performance of service and right to invoice corresponds with the value delivered to our customers. Other revenues are typically invoiced and paid on a monthly basis.

Payment terms for revenues are generally short term in nature.

Leasing Arrangements—At contract inception, we evaluate whether an arrangement is or contains a lease for which we are the lessee (that is, arrangements which provide us with the right to control a physical asset for a period of time). Operating lease right-of-use ("ROU") assets and lease liabilities are recognized in Operating lease right-of-use assets, net and Operating lease liabilities within current liabilities and non-current liabilities in our Consolidated Balance Sheets, respectively. Finance lease ROU assets are recognized in Property, plant and equipment, net and lease liabilities are recognized in Other current liabilities and Other liabilities in our Consolidated Balance Sheets.

All lease liabilities are measured at the present value of the unpaid lease payments, discounted using our incremental borrowing rate based on the information available at commencement date of the lease. ROU assets, for both operating and finance leases, are initially measured based on the lease liability, adjusted for prepaid rent and lease incentives. ROU assets are subsequently measured at the carrying amount of the lease liability adjusted for prepaid or accrued lease payments and lease incentives. The finance lease ROU assets are subsequently amortized using the straight-line method.

Operating lease expenses are recognized on a straight-line basis over the lease term. With respect to finance leases, amortization of the ROU asset is presented separately from interest expense related to the finance lease liability. Variable lease payments, which are primarily based on usage, are recognized when the associated activity occurs.

We have elected to combine lease and non-lease components for all lease contracts where we are the lessee. Additionally, for arrangements with lease terms of 12 months or less, we do not recognize ROU assets and lease liabilities; and lease payments are recognized on a straight-line basis over the lease term with variable lease payments recognized in the period in which the obligation is incurred.

Concentration of Credit Risk—We are subject to concentrations of credit risk with respect to amounts due from customers. We attempt to limit our credit risk by performing ongoing credit evaluations. We earned approximately 10%, 13% and 12% of our consolidated revenue from one customer within the Jefferson Terminal segment during the years ended December 31, 2025, 2024 and 2023, respectively, and 32%, 50% and 51% from one customer within the Railroad segment during the years ended December 31, 2025, 2024 and 2023, respectively. During the year ended December 31, 2025, revenues from one customer in each of the Railroad and Jefferson Terminal segments accounted for $159.5 million and $52.3 million, respectively.

(Dollars in tables in thousands, unless otherwise noted)

As of December 31, 2025, accounts receivable from three customers within the Jefferson Terminal, Railroad and Power and Gas segments represented 41% of total accounts receivable, net. As of December 31, 2024, accounts receivable from two customers within the Jefferson Terminal and Railroad segments represented 48% of total accounts receivable, net.

We maintain cash and restricted cash balances, which generally exceed federally insured limits, and subject us to credit risk, in high credit quality financial institutions. We monitor the financial condition of these institutions and have not experienced any losses associated with these accounts.

Allowance for Doubtful Accounts—We determine the allowance for doubtful accounts based on our assessment of the collectability of our receivables on a customer-by-customer basis. We also consider current and future economic conditions over the expected lives of the receivables, the amount of receivables in dispute, and the current receivables aging.

Expense Recognition—Expenses are recognized on an accrual basis as incurred.

Acquisition and Transaction Expenses—Acquisition and transaction expense is comprised of costs related to business combinations, dispositions and terminated deal costs related to asset acquisitions, including advisory, legal, accounting, valuation and other professional or consulting fees.

Accumulated Other Comprehensive Loss

Components of accumulated other comprehensive loss at December 31, 2025 are as follows:

	Derivatives	Equity method investee	Pension and other postretirement benefit accounts	Total
Balance at beginning of period	**$ —**	**$ (182,983)**	**$ 25,932**	**$ (157,051)**
Other comprehensive loss before reclassification	**(107,944)**	**(633)**	**(2,191)**	**(110,768)**
Amounts reclassified from accumulated other comprehensive loss	**(4,252)**	**183,616**	**(2,163)**	**177,201**
Net current period other comprehensive (loss) income, net of tax	**(112,196)**	**182,983**	**(4,354)**	**66,433**
Accumulated other comprehensive (loss) income	**$ (112,196)**	**$ —**	**$ 21,578**	**$ (90,618)**

Reclassifications out of accumulated other comprehensive loss during 2025 were immaterial.

Components of accumulated other comprehensive loss at December 31, 2024 are as follows:

	Equity method investee	Pension and other postretirement benefit accounts	Total
Balance at beginning of period	$ (180,460)	$ 1,945	$ (178,515)
Other comprehensive (loss) income before reclassification	(2,523)	22,490	19,967
Amounts reclassified from accumulated other comprehensive loss	—	1,497	1,497
Net current period other comprehensive (loss) income, net of tax	(2,523)	23,987	21,464
Accumulated other comprehensive (loss) income	$ (182,983)	$ 25,932	$ (157,051)

Reclassifications out of accumulated other comprehensive loss during 2024 were immaterial.

Comprehensive (Loss) Income —Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances, excluding those resulting from investments by and distributions to owners. Our comprehensive (loss) income represents net loss, as presented in the Consolidated Statements of Operations, adjusted for fair value changes recorded in other comprehensive income (loss) related to derivatives and changes in pension and other postretirement benefit accounts. The Company's policy is to release income tax effects from accumulated other comprehensive (loss) income at such time as the earnings or loss of the related activity are recognized in earnings.

Derivative Financial Instruments

Electricity Derivatives—Long Ridge, enters into derivative contracts as part of a risk management program to mitigate price risk associated with certain electricity price exposures. Long Ridge primarily uses swap derivative contracts, which are agreements to buy or sell a quantity of electricity at a predetermined future date and at a predetermined price.

Natural Gas Derivatives—The Company entered into a derivative contract as part of a risk management program to mitigate price risk associated with fluctuations in natural gas prices. The Company recognized the change in fair value of the derivatives in the operating expenses line item of our Consolidated Statements of Operations.

The Company records all derivative assets and liabilities on a gross basis at fair value and are included in the Consolidated Balance Sheets.

(Dollars in tables in thousands, unless otherwise noted)

Cash Flow Hedges

Certain of these derivative instruments are designated and qualify as cash flow hedges. Prior to our acquisition of 100% of Long Ridge Energy & Power LLC on February 26, 2025 ("the Long Ridge Energy & Power LLC acquisition date"), our share of the derivative's gain or loss was reported as Other comprehensive income (loss) related to derivatives in our Consolidated Statements of Comprehensive (Loss) Income and recorded in Accumulated other comprehensive loss in our Consolidated Balance Sheets. The change in our equity method investment balance related to derivative gains or losses on cash flow hedges was disclosed as a Non-cash change in equity method investment in our Consolidated Statements of Cash Flows. Subsequent to the Long Ridge Energy & Power LLC acquisition date, the derivative's gain or loss is reported as Other comprehensive income in our Consolidated Statements of Comprehensive (Loss) Income and recorded in Accumulated deficit in our Consolidated Balance Sheets. The derivative's realized gain or loss is reported through Net loss included in Cash flows from operating activities within our Consolidated Statements of Cash Flows. The realized gain or loss is reclassified into Revenues on the Consolidated Statements of Operations.

Derivatives Not Designated As Hedging Instruments

Certain of these derivative instruments are not designated as hedging instruments for accounting purposes, prior to the acquisition of Long Ridge. Prior to the Long Ridge Energy & Power LLC acquisition date, our share of the change in fair value of these contracts was recognized in Equity in earnings (losses) of unconsolidated entities in the Consolidated Statements of Operations. The cash flow impact of derivative contracts that are not designated as hedging instruments was recognized in Equity in earnings (losses) of unconsolidated entities in our Consolidated Statements of Cash Flows. Subsequent to the Long Ridge Energy & Power LLC acquisition date, all significant electricity swaps are designated as cash flow hedges.

The Company records all electricity derivative assets and liabilities on a gross basis at fair value, which are included in the Consolidated Balance Sheets.

Income Taxes—Taxable income or loss generated by us and our corporate subsidiaries is subject to U.S. federal and state corporate income tax in locations where they conduct business.

We account for these taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is established when management believes it is more likely than not that a deferred tax asset will not be realized.

Some of our entities file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The income tax returns filed by us and our subsidiaries are subject to examination by the U.S. federal and state tax authorities. We recognize tax benefits for uncertain tax positions only if it is more likely than not that the position is sustainable based on its technical merits. Interest and penalties on uncertain tax positions are included as a component of the (Benefit from) provision for income taxes in the Consolidated Statements of Operations.

Pension and Other Postretirement Benefits—We have obligations for a pension and a postretirement benefit plan in connection with the acquisition of Transtar for certain eligible Transtar employees. The pension and other postretirement obligations and the related net periodic costs are based on, among other things, assumptions regarding the discount rate, salary increases, the projected mortality of participants and the current level and future escalation of health care costs. Actuarial gains and losses occur when actual experience differs from any of the many assumptions used to value the benefit plans, or when assumptions change. We will recognize into income on an annual basis a portion of unrecognized actuarial net gains or losses that exceed 10 percent of the greater of the projected benefit obligations or the market-related value of plan assets (the corridor). This excess is amortized over the average remaining service period of active employees expected to receive benefits under the plan. Refer to Note 14 for additional discussion on the pension and postretirement benefit plans.

Recent Accounting Pronouncements—In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements – Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative. This ASU incorporates certain Securities and Exchange Commission ("SEC") disclosure requirements related to various subtopics into the FASB Accounting Standards Codification. This standard is effective for each subtopic amendment on the date that the SEC removes the related disclosure requirement from Regulation S-X or Regulation S-K, with early adoption prohibited. We adopted this guidance in the first quarter of 2025, and it did not have a material impact on our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) – Improvements to Income Tax Disclosures. This ASU enhances the transparency and decision usefulness of income tax disclosures by expanding the disclosures of an entity's income tax rate reconciliation and disaggregation of income taxes paid and income tax expense. This standard is effective prospectively for all public entities for annual periods beginning after December 15, 2024, with early adoption and retrospective application permitted. We adopted this guidance in the fourth quarter of 2025 prospectively, which included expanded income tax disclosures in Note 15.

Unadopted Accounting Pronouncements—In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. In January 2025, the FASB issued ASU 2025-01, which clarified the effective date of ASU 2024-03. This ASU requires additional financial statement disclosures for disaggregated information of certain expense line items on the face of the income

(Dollars in tables in thousands, unless otherwise noted)

statement, including purchases of inventory, employee compensation, depreciation, intangible asset amortization and depreciation, depletion and amortization of capitalized costs recognized as part of oil- and gas-producing activities. These standards are effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption and either prospective or retrospective application permitted. We are currently assessing the impact this guidance will have on our consolidated financial statements and related disclosures.

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements, which includes amendments to more closely align hedge accounting with the economics of an entity's risk management activities. This standard is effective prospectively for all public entities for annual periods beginning December 15, 2026, and interim periods within those annual periods, with early adoption permitted. We are currently assessing the impact this guidance will have on our consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, to provide guidance on how business entities should recognize, measure, and present government grants that it receives. This standard is effective for all public entities for annual periods beginning after December 15, 2028, and interim periods within those annual periods, with early adoption permitted and may be applied using a modified prospective, modified retrospective, or retrospective approach. We are currently assessing the impact this guidance will have on our consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which is intended to improve the navigability of the required interim disclosures, clarify when they are applicable, and provide additional guidance on what disclosures are required by GAAP to be included in interim reporting periods. The standard also establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. This standard is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, for all public entities with early adoption permitted. We are currently assessing the impact this guidance will have on our consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, to address suggestions received from stakeholders on the Accounting Standards Codification and to make other incremental improvements to U.S. GAAP. The amendments in this update represent changes to the Codification that (i) clarify, (ii) correct errors, or (iii) make minor improvements, and make the Codification easier to understand and apply. The standard is effective either prospectively or retrospectively for annual periods beginning after December 15, 2026, and interim periods within those annual periods with early adoption permitted. We are currently assessing the impact this guidance will have on our consolidated financial statements and related disclosures.

3. ACQUISITION OF SUBSIDIARIES

Acquisition of Long Ridge Energy & Power LLC

On February 26, 2025, the Company entered into a purchase agreement with certain affiliates of GCM Grosvenor Inc. ("GCM"), owner of 49.9% of the limited liability company interests of Long Ridge Energy & Power LLC, to acquire GCM's 49.9% interest. This transaction resulted in a controlling 100% ownership in Long Ridge Energy & Power LLC. Consideration to GCM for the acquisition included (i) Long Ridge Energy & Power LLC issuing a $20.0 million promissory note to an affiliate of GCM, (ii) cash consideration of $9.0 million paid by the Company and (iii) 160,000 shares of newly formed Series B Convertible Junior Preferred Stock issued by the Company to certain affiliates of GCM at a fair value of $160.0 million. Additionally, the Company had a pre-existing shareholder loan outstanding with Long Ridge for $106.0 million that was settled with the transaction. Long Ridge Energy & Power LLC operates within the Power and Gas reportable segment. See Note 17 for additional information. The acquisition was accounted for under the acquisition method of accounting, and accordingly, the results of operations at Long Ridge Energy & Power LLC have been included in the Company's Consolidated Statements of Operations as of the effective date of the acquisition.

Prior to obtaining a controlling interest in Long Ridge, the Company accounted for its 50.1% investment as an equity method investment (see Note 6 for information regarding the previous treatment). This transaction was accounted for as a "step acquisition" (as defined by U.S. GAAP) and, as such, the Company remeasured its pre-existing equity interest in Long Ridge immediately prior to the completion of the acquisition to its estimated fair value of $189.8 million. The results of Long Ridge since the acquisition date have been included in the Company's consolidated financial statements. In accordance with accounting for a step acquisition, the Company recognized a gain of $120.0 million, which is included in Gain on sale of assets, net in the Consolidated Statements of Operations. There was also an income tax benefit of $9.2 million recorded as part of Accumulated other comprehensive loss in the Consolidated Balance Sheets that was reclassified to (Benefit from) provision for income taxes in the Consolidated Statements of Operations. In connection with the acquisition, we recorded $2.2 million of acquisition and transaction expense during the year ended December 31, 2025, which is included in Acquisition and transaction expenses in the Consolidated Statements of Operations.

In accordance with ASC 805, Business Combinations, the following fair values assigned to underlying assets acquired and liabilities assumed are based on management's estimates and assumptions. The assumptions used to estimate the fair value of proved developed and unproved gas properties, as well as the power generation plant included forecasted revenue growth rates,

(Dollars in tables in thousands, unless otherwise noted)

discount rates, projected capacity factors and projected net gas production. These assumptions could be affected by expectations of future market conditions, actual production, regulatory changes, and commodity price volatility.

The following table summarizes the allocation of the purchase price, as presented in our Consolidated Balance Sheet:

	February 26, 2025
Fair value of assets acquired:	
Cash and cash equivalents	$ 17,205
Restricted cash	218,422
Accounts receivable	12,364
Property, plant and equipment	1,516,873
Intangible assets	1,000
Other assets	11,855
Total assets acquired	1,777,719
Fair value of liabilities assumed:	
Accounts payable and accrued liabilities	54,699
Debt	1,115,200
Derivative liabilities	197,795
Other liabilities	15,628
Total liabilities assumed	1,383,322
Goodwill (1)	90,337
Total purchase consideration	$ 484,734

____

(1) This goodwill is assigned to the Power and Gas segment and is not tax deductible for income tax purposes. In the fourth quarter of 2025, the Company recorded an adjustment of $35.5 million to goodwill of the Power and Gas segment for a measurement period adjustment related to completing its analysis of acquired tax attributes upon filing the 2024 income tax return.

The following table presents the fair value of the identifiable intangible assets and their estimated useful lives:

	Estimated useful life in years	Fair value
Customer relationships	15	$ 1,000
Total		$ 1,000

The following table presents the fair value of the property, plant and equipment and their estimated remaining useful lives:

	Estimated remaining useful life in years	Fair value
Construction in progress	N/A	$ 476
Unproved properties	N/A	216,776
Proved developed properties	N/A	168,045
Power generation	12 - 37	850,121
Computer software	2	70
Land and improvements	N/A	166,454
Buildings	10 - 39	48,665
Machinery & equipment	2 - 37	62,015
Track and track related assets	8 - 34	4,212
Vehicles	2 - 3	39
Total		$ 1,516,873

Acquisition of The Wheeling Corporation

On August 25, 2025 (the “Closing Date”), FIP RR Holdings LLC (“RR Holdings”), a subsidiary of the Company, closed the previously announced transactions contemplated by the stock purchase agreement, dated as of August 6, 2025 (the “Wheeling

(Dollars in tables in thousands, unless otherwise noted)

Purchase Agreement”), between RR Holdings (as successor-in-interest to Percy Acquisition LLC (“Percy”)) and WLE Management Partners, L.P. (“Seller”), pursuant to which RR Holdings purchased 100% of the issued and outstanding capital stock of The Wheeling Corporation (“Wheeling”) from Seller (the “Wheeling Acquisition”). Prior to the closing of the Wheeling Acquisition, Percy assigned its rights and obligations under the Wheeling Purchase Agreement to RR Holdings, a wholly-owned subsidiary of Percy. The aggregate cash consideration paid in exchange for all of the issued and outstanding capital stock of Wheeling at closing was approximately $1.05 billion, subject to customary adjustments. A portion of the cash consideration was placed into escrow to secure any post-closing purchase price adjustment payment obligations under the Wheeling Purchase Agreement. Additional consideration paid for the Wheeling Acquisition included $49.8 million to paydown finance leases that Wheeling previously held, as well as $10.4 million for transaction costs related to the acquisition, which were capitalized as part of the original equity method investment classified as Investment - The Wheeling Corporation in the Consolidated Balance Sheets. Additionally, on the Closing Date, Percy contributed 100% of Transtar into RR Holdings. RR Holdings’ assets and credit are not available to satisfy the debts and other obligations of the Company or any other person or entity, except with respect to its subsidiaries.

In addition, on the Closing Date, RR Holdings entered into a voting trust agreement (the “Voting Trust Agreement”) with John Giles (the “Voting Trust Trustee”). All of the capital stock of Wheeling was transferred into a voting trust (the “Voting Trust”) governed by the Voting Trust Agreement pursuant to the rules established by the U.S. Surface Transportation Board (the “STB”). The capital stock of Wheeling held in the Voting Trust was released to RR Holdings upon approval of the Wheeling Acquisition by the STB. The Voting Trust terminated upon STB approval of RR Holdings’ control authority over Wheeling & Lake Erie Railway Company (“WLE”) and Akron Barberton Cluster Railway Company (“AB”), both wholly-owned subsidiaries of Wheeling.

On the Closing Date, in connection with the Wheeling Acquisition, RR Holdings issued (i) 1,000,000 newly-created Series A Preferred Units (“Series A Preferred Stock - RailCo”) (see Note 18) and (ii) 172,500 Series A Warrants (“Series A Warrants - RailCo”) (see Note 18) representing the right to purchase, on the terms and subject to the conditions set forth in the Wheeling Purchase Agreement, 172,500 common units of RR Holdings at an initial exercise price of $857.748 per unit, for an aggregate purchase price of $1.0 billion.

On the Closing Date, in connection with the Wheeling Acquisition, the Company entered into a credit agreement for a 364-day, $1.25 billion secured bridge loan facility (the “Bridge Loan”) (see Note 8). The Bridge Loan will mature on August 24, 2026.

The Company recorded its initial investment in Wheeling under the equity method of accounting pending approval from the STB of the Company's application for control of Wheeling.

On December 26, 2025, following STB approval our acquisition of Wheeling, we took full control of Wheeling, at which time we fully consolidated Wheeling into our consolidated financial statements. As we initially accounted for our investment in Wheeling as an equity method investment, we remeasured our pre-existing equity interest in Wheeling immediately prior to the completion of the acquisition to its estimated fair value of $1.12 billion. The results of Wheeling since the acquisition date have been included in the Company’s consolidated financial statements. In connection with the acquisition, we recorded $0.1 million of acquisition and transaction expense during the year ended December 31, 2025, which is included in Acquisition and transaction expenses in the Consolidated Statements of Operations.

In accordance with ASC 805, Business Combinations, the following fair values assigned to underlying assets acquired and liabilities assumed are based on management’s estimates and assumptions, which will be refined during the measurement period as needed. The assumptions used to estimate the preliminary fair value of the bridges and tunnels, track and track related assets included estimated acreage and market value per acre, as well as the condition and unit construction cost of bridges and tunnels. These assumptions are based on available information as of the reporting date and could be affected by further validation of assumptions during the measurement period.

(Dollars in tables in thousands, unless otherwise noted)

The following table summarizes the allocation of the preliminary purchase price, as presented in our Consolidated Balance Sheet:

	December 26, 2025
Fair value of assets acquired:	
Cash and cash equivalents	$ 21,432
Restricted cash	3,893
Accounts receivable	19,222
Operating lease right-of-use assets, net	65,927
Property, plant and equipment	1,289,151
Other assets	27,758
Total assets acquired	1,427,383
Fair value of liabilities assumed:	
Accounts payable and accrued liabilities	22,034
Operating lease liabilities	12,228
Deferred tax liabilities	273,419
Other liabilities	1,882
Total liabilities assumed	309,563
Total preliminary purchase consideration	$ 1,117,820

The following table presents the preliminary estimated fair value of the property, plant and equipment and their estimated remaining useful lives:

	Estimated remaining useful life in years	Fair value
Construction in progress	N/A	$ 6,768
Land	N/A	165,862
Buildings and improvements	2 - 16	4,448
Bridges and tunnels	18 - 50	791,819
Terminal machinery and equipment	2 - 15	5,214
Track and track related assets	2 - 40	218,065
Computer hardware and software	2 - 4	228
Railcars and locomotives	3 - 30	92,609
Other	2 - 8	4,138
Total		$ 1,289,151

The above purchase price allocation is preliminary and subject to revision as additional information about the fair value of individual assets and liabilities becomes available. The preliminary measurement of assets and liabilities are subject to change. Furthermore, the Company is still evaluating the appropriate useful lives for the acquired property, plant and equipment. A change in the estimated fair value of the net assets acquired will change the amount of the purchase price allocated.

Supplemental Pro Forma Information (Unaudited)

The unaudited financial information in the table below summarizes the combined results of operations of FTAI Infrastructure, Long Ridge Energy & Power LLC and The Wheeling Corporation on a pro forma basis, as though the companies had been combined as of January 1, 2024. These pro forma results were based on estimates and assumptions which we believe are reasonable. The pro forma adjustments are primarily comprised of the following:

- The allocation of the purchase price and related adjustments, including adjustments to depreciation and amortization expense related to the fair value of property, plant and equipment acquired;
- Elimination of intercompany transactions between consolidated companies;
- Impacts of debt assumed, including interest for debt issued, removal of interest for eliminated debt and removal of eliminated amortization of deferred financing costs; and
- Associated tax-related impacts of adjustments.

(Dollars in tables in thousands, unless otherwise noted)

The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place as of January 1, 2024.

	Year Ended December 31,	
	2025	2024
Total revenue	$ 710,602	$ 591,561
Net loss attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock	(402,167)	(393,295)

4. LEASING EQUIPMENT, NET

Leasing equipment, net is summarized as follows:

	December 31,	
	2025	2024
Leasing equipment	**$ 49,986**	$ 49,262
Less: Accumulated depreciation	**(13,416)**	(11,809)
Leasing equipment, net	**$ 36,570**	$ 37,453

Depreciation expense for leasing equipment is summarized as follows:

	Year Ended December 31,		
	2025	2024	2023
Depreciation expense for leasing equipment	**$ 1,607**	$ 1,422	$ 1,148

Sales-Type Leases

In December 2023, Jefferson Terminal entered into an agreement to lease land to an entity controlled by certain employees of the Manager. The lease is initially for a two-year construction period and eight years post-completion with renewals that extend the lease up to 32 years. We determined that the lease is a sales-type lease as the present value of the lease payments is substantially all of fair value. Lease payments will increase based on an inflation escalator and be treated as variable lease payments as they occur.

At lease commencement, we recorded $6.6 million of gain on sales-type lease which is recorded in Gain on sale of assets, net in the Consolidated Statements of Operations during the year ended December 31, 2024. We also recorded $0.8 million and $0.8 million of interest income which is included in Revenues in the Consolidated Statements of Operations during the year ended December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, we recorded $8.8 million and $8.1 million of lease receivable and $0.8 million and $0.8 million of unguaranteed residual value which are included in Other assets on the Consolidated Balance Sheets, as well as $0.8 million and $0.8 million of short-term lease receivable which is included in Other current assets on the Consolidated Balance Sheets, respectively.

The following table presents future minimum lease payments under the sales-type lease as of December 31, 2025:

2026	$ 780
2027	780
2028	780
2029	780
2030	780
Thereafter	19,500
Total undiscounted lease payments	23,400
Less: Imputed interest	14,585
Total lease receivable	$ 8,815

(Dollars in tables in thousands, unless otherwise noted)

5. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net is summarized as follows:

	December 31,	
	2025	**2024**
Land, site improvements and rights	**$ 513,835**	$ 181,874
Buildings and improvements	**72,997**	19,015
Bridges and tunnels	**969,551**	176,753
Terminal machinery and equipment	**1,357,502**	1,211,272
Proved oil and gas properties	**304,716**	—
Unproved oil and gas properties	**144,455**	—
Power plant	**850,489**	—
Track and track related assets	**335,850**	109,871
Railroad equipment	**9,694**	9,627
Railcars and locomotives	**181,892**	95,437
Computer hardware and software	**22,532**	20,682
Furniture and fixtures	**2,246**	2,246
Construction in progress	**263,495**	153,244
Other	**30,029**	24,183
	5,059,283	2,004,204
Less: Accumulated depreciation	**(477,512)**	(350,736)
Property, plant and equipment, net	**$ 4,581,771**	$ 1,653,468

We had net additions of property, plant and equipment of $3.1 billion and $97.1 million during the years ended December 31, 2025 and 2024, respectively, which is primarily due to the acquisitions of Long Ridge Energy & Power LLC in February 2025 and The Wheeling Corporation in December 2025.

Depreciation expense for property, plant and equipment was $126.8 million, $71.6 million, and $72.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.

6. INVESTMENTS

The following table presents the ownership interests and carrying values of our investments:

			Carrying Value	
	Investment	**Ownership Percentage**	**December 31, 2025**	**December 31, 2024**
Intermodal Finance I, Ltd.	Equity method	See below	**$ —**	$ —
Long Ridge Energy & Power LLC [1]	Equity method	See below	**—**	—
Long Ridge West Virginia LLC	Equity method	See below	**—**	116
GM-FTAI Holdco LLC	Equity method	See below	**—**	—
Pyroplast Energy LTD	Equity method	46.8%	**22,243**	—
Clean Planet Energy USA LLC	Equity method	See below	**—**	12,413
			$ 22,243	$ 12,529

[1] The carrying value of $(18.2) million as of December 31, 2024 is included in Other liabilities in the Consolidated Balance Sheets. As of December 31, 2025, Long Ridge Energy & Power LLC was consolidated as we own 100%.

We did not recognize any other-than-temporary impairments for the years ended December 31, 2025, 2024 and 2023 besides what has been described below.

(Dollars in tables in thousands, unless otherwise noted)

The following table presents our proportionate share of equity in earnings (losses):

	Year Ended December 31,		
	2025	2024	2023
Intermodal Finance I, Ltd.	**$ 50**	$ 40	$ 56
Long Ridge Energy & Power LLC	**10,899**	(29,950)	(9,556)
Long Ridge West Virginia LLC	**(311)**	(7,196)	(393)
GM-FTAI Holdco LLC	**(7,110)**	(17,052)	(12,285)
Clean Planet Energy USA LLC	**(374)**	(1,338)	(2,529)
Pyroplast Energy LTD	**(74)**	—	—
The Wheeling Corporation	**9,223**	—	—
Total	**$ 12,303**	$ (55,496)	$ (24,707)

Equity Method Investments

Intermodal Finance I, Ltd.

In 2012, we acquired a 51% non-controlling interest in Intermodal Finance I, Ltd. (“Intermodal”). Intermodal is governed by a board of directors, and its shareholders have voting rights through their equity interests. As such, Intermodal is not within the scope of ASC 810-20 and should be evaluated for consolidation under the voting interest model. Due to the existence of substantive participating rights of the 49% equity investor, including the joint approval of material operating and capital decisions, such as material contracts and capital expenditures consistent with ASC 810-10-25-11, we do not have unilateral rights over this investment and, therefore, we do not consolidate Intermodal but account for this investment in accordance with the equity method. We do not have a variable interest in this investment as none of the criteria of ASC 810-10-15-14 were met.

On February 28, 2025, the Company sold the remaining assets in Intermodal. The related gain was recorded in Other income in the Consolidated Statements of Operations during the year ended December 31, 2025.

Long Ridge Energy & Power LLC

In December 2019, Ohio River Partners Shareholder LLC (“ORP”), a wholly owned subsidiary, contributed its equity interests in Long Ridge into Long Ridge Energy & Power LLC and sold a 49.9% interest (the “Long Ridge Transaction”) for $150.0 million in cash, plus an earn out. Following the sale, we deconsolidated ORP, which held the assets of Long Ridge.

In addition to our equity method investment, in October 2022, we entered into a shareholder loan agreement maturing on October 15, 2023 and accruing paid-in-kind (“PIK”) interest at a 13% rate. During 2023, the maturity date was extended to May 1, 2032. The Company made an additional $31.4 million of investment in Long Ridge as part of the shareholder loan agreement during the year ended December 31, 2024. As of December 31, 2024, $114.8 million was recorded as part of the Long Ridge investment in Other liabilities on the Consolidated Balance Sheet. On February 26, 2025, the shareholder loan was consolidated and eliminated in consolidation.

On February 26, 2025, the Company entered into a purchase agreement with certain affiliates of GCM Grosvenor Inc. (“GCM”), owner of 49.9% of the limited liability company interests of Long Ridge Energy & Power LLC, to acquire GCM’s 49.9% interest (see Note 3 for additional details). The Company owns 100% of Long Ridge Energy & Power LLC as of December 31, 2025.

GM-FTAI Holdco LLC

In September 2021, we acquired 1% of the Class A shares and 50% of the Class B shares of GM-FTAI Holdco LLC for $52.5 million. GM-FTAI Holdco LLC owns a 100% interest in Gladieux Metals Recycling LLC (“GMR”) and Aleon Renewable Metals LLC (“Aleon”). GMR specializes in recycling spent catalyst produced in the petroleum refining industry.

Aleon plans to develop a lithium-ion battery recycling business across the United States. Each planned location will collect, discharge and disassemble lithium-ion batteries to extract various metals in high-purity form for resale into the lithium-ion battery production market. Aleon and GMR are governed by separate boards of directors. Our ownership of Class A and B shares in GM-FTAI Holdco LLC provides us with 1% and 50% economic interest in GMR and Aleon, respectively. We account for our investment in GM-FTAI Holdco LLC as an equity method investment as we have significant influence through our ownership of Class A and Class B shares of GM-FTAI Holdco LLC.

On June 15, 2022, we exchanged our Class B shares which gave us economic interest in Aleon for an additional 20% interest in Class A shares. In addition, we also terminated our credit agreements with GMR and Aleon in exchange for an approximate 8.5% of additional interest in Class A shares of GM-FTAI Holdco LLC. As a result of these exchange transactions, we own approximately 27% of GM-FTAI Holdco LLC, which owns 100% of both GMR and Aleon.

During the year ended December 31, 2024, GM-FTAI Holdco LLC was impacted by severe weather which damaged its facilities and impacted production capabilities. Additionally, GM-FTAI Holdco LLC continues to generate operating losses and has not achieved expected results. Therefore, the Company determined that the equity value should be fully written off of the

(Dollars in tables in thousands, unless otherwise noted)

Consolidated Balance Sheet as of December 31, 2024. The related impairment charge of $72.3 million is recorded in Asset impairment charges in the Consolidated Statements of Operations for the year ended December 31, 2024.

For the year ended December 31, 2024, the Company also determined that its note receivable from GM-FTAI Holdco LLC should be impaired due to the investment continuing to generate operating losses and not achieving expected results. The related impairment charge was recorded in Asset impairment charges in the Consolidated Statements of Operations for the year ended December 31, 2024.

On August 17, 2025, Gladieux Metals Recycling LLC and Aleon Renewable Metals LLC filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas.

Clean Planet Energy USA LLC

In November 2021, we acquired 50% of the Class A shares of Clean Planet Energy USA LLC (“CPE” or “Clean Planet”) with an initial investment of $1.0 million. CPE intends on building waste plastic-to-fuel plants in the United States. The plants will convert various grades of non-recyclable waste plastic to renewable diesel in the form of jet fuel, diesel, naphtha, and low sulfur fuel oil. We accounted for our investment in CPE as an equity method investment as we have significant influence through our ownership of Class A shares. We sold our interest in CPE as of December 22, 2025 and recorded a Gain on sale of assets, net of $8.9 million in the Consolidated Statements of Operations. See below for further information.

Pyroplast Energy LTD

On December 22, 2025, FIP exchanged its prior investments in Clean Planet Energy USA LLC to acquire a 49.9% voting share and 46.8% equity ownership in Pyroplast Energy LTD (“Clean Planet Group”). In addition, FIP issued an interest-bearing senior loan to Clean Planet Group to fund the future business plan. The equity investment and senior loan had a fair value of $22.3 million and $10.1 million, respectively, as of December 22, 2025. The senior loan is recorded in Other assets in the Consolidated Balance Sheets as of December 31, 2025. We account for our investment in Clean Planet Group as an equity method investment as we have significant influence through our equity ownership.

Long Ridge West Virginia LLC

In November 2023, we sold a 49.9% interest in Long Ridge West Virginia LLC (“Long Ridge WV”), previously a wholly owned subsidiary, for $7.5 million in cash. Long Ridge WV is a VIE as defined under U.S. GAAP, but we are not the primary beneficiary. Following the sale, we no longer have a controlling interest in Long Ridge WV, but we still maintain significant influence through our retained interest and account for this investment in accordance with the equity method.

Long Ridge WV was formed to build an energy generating property in West Virginia similar to that of Long Ridge Energy & Power LLC. On the deconsolidation, no gain was recorded as all the assets consist of unproved undeveloped gas properties. We recorded our investment in the legal entity at the cost basis of $7.2 million as of November 17, 2023.

On February 19, 2025, Long Ridge Energy & Power LLC completed a comprehensive refinancing of its business. As part of the refinancing, Long Ridge WV, a company owned by the Company and GCM in the same proportion as Long Ridge, was contributed to Long Ridge Energy LLC, a 100% owned subsidiary of Long Ridge. Long Ridge WV was owned by Long Ridge Energy & Power LLC as of the date of the acquisition discussed above.

The Wheeling Corporation

On August 25, 2025, the Company acquired Wheeling and deposited 100% of the outstanding Wheeling capital stock into a voting trust (see Note 3 for further details). The Company recorded its investment in Wheeling under the equity method of accounting pending approval from the STB of the Company's application for control of Wheeling. We accounted for our investment in Wheeling as an equity method investment.

Prior to STB approval, we recorded the carrying value of the investment in Investment - The Wheeling Corporation in the Consolidated Balance Sheets, which reflected the total of the consideration paid to acquire Wheeling, and the subsequent recognition of equity income, net of tax recorded in Equity in earnings (losses) of unconsolidated entities in the Consolidated Statements of Operations.

On December 26, 2025, the STB approved our acquisition of Wheeling, at which time we obtained control of the entity and accounted for the acquisition as a business combination using the acquisition method of accounting (see Note 3 for further details).

Equity Investments

E-Circuit Motors, Inc.

E-Circuit Motors Inc. (“ECM”) is a software company concentrating on the development and sale of printer circuit board stator motors and also utilizes proprietary software to develop and test such motors in a virtual environment. On March 6, 2024, the Company invested $5.0 million for 166,667 shares of Series D preferred equity, as well as 166,667 warrants of common stock at $0.01 per share in ECM. The preferred shares are convertible to common shares at the option of the investor on a one-for-one basis. We do not exercise significant influence over the investment and will record the preferred share investment as an equity security. The warrants are exercisable only if certain conditions are met over the next two years after the date of the investment.

(Dollars in tables in thousands, unless otherwise noted)

The warrants will be accounted for as equity securities.

The value of the Series D preferred equity and warrants as of the date of investment were determined to be $2.5 million each, based on relative fair value. ECM is a private company with no readily determinable fair values; if additional third-party information becomes available we will adjust the value of the investments accordingly. As of December 31, 2025, the investment of $5.0 million was recorded in Other assets on the Consolidated Balance Sheet.

7. INTANGIBLE ASSETS, NET

Intangible assets, net are summarized as follows:

	December 31, 2025		
	Power and Gas	Railroad	Total
Customer relationships	**$ 1,000**	**$ 60,000**	**$ 61,000**
Less: Accumulated amortization	**(56)**	**(17,771)**	**(17,827)**
Total intangible assets, net	**$ 944**	**$ 42,229**	**$ 43,173**

	December 31, 2024		
	Jefferson Terminal	Railroad	Total
Customer relationships	$ 35,513	$ 60,000	$ 95,513
Less: Accumulated amortization	(35,513)	(13,771)	(49,284)
Total intangible assets, net	$ —	$ 46,229	$ 46,229

Amortization of customer relationships is included in Depreciation and amortization in the Consolidated Statements of Operations and is as follows:

	Classification in Consolidated Statements of Operations	Year Ended December 31,		
		2025	2024	2023
Customer relationships	Depreciation and amortization	**$ 4,061**	$ 6,380	$ 7,574

Estimated net annual amortization of intangibles is as follows:

2026	$ 4,067
2027	4,067
2028	4,067
2029	4,067
2030	4,067
Thereafter	22,838
Total	$ 43,173

(Dollars in tables in thousands, unless otherwise noted)

8. DEBT, NET

Our debt, net is summarized as follows:

	Stated Interest Rate	Maturity Date	Outstanding Borrowings December 31, 2025	Outstanding Borrowings December 31, 2024
Loans payable				
DRP Revolver [(1)]	(i) Base Rate + 3.00%; or (ii) Base Rate + 4.00% (Term SOFR)	11/5/26	**$ —**	$ 44,250
DRP DB Term Loan [(3)]	8.50%	11/30/26	**105,828**	—
Bridge Loan Credit Agreement [(2)] [(4)]	(i) Base Rate + 3.00%; or (ii) Base Rate + 4.00% (Term SOFR)	8/24/26	**1,227,294**	—
EB-5 Loan Agreement [(3)]	5.75%	(i) 1/25/27 (ii) 3/11/27 (iii) 11/16/27	**63,800**	63,800
Jefferson Credit Agreement October 2024 [(2)]	(i) Base Rate + 3.00%; or (ii) Base Rate + 4.00% (Term SOFR)	7/18/25	**—**	49,056
Jefferson Credit Agreement June 2025 [(4)]	(i) Base Rate + 3.00%; or (ii) Base Rate + 4.00% (Term SOFR)	8/31/26	**30,000**	—
RailCo Revolver	(i) Base Rate + 2.00%; or (ii) Base Rate + 3.00% (Term SOFR)	11/17/28	**50,000**	—
Long Ridge Acquiom Loan	15.75%	6/7/26	**22,371**	—
Long Ridge GCM Note	12.00%	2/26/28	**20,000**	—
Long Ridge CanAm Loan	6.75%	9/13/29	**115,200**	—
Long Ridge Credit Agreement	(i) Base Rate + 3.50%; or (ii) Base Rate + 4.50% (Term SOFR)	2/19/32	**397,000**	—
Total loans payable			**2,031,493**	157,106
Bonds payable				
Series 2020 Bonds [(2)]	(i) Tax Exempt Series 2020A Bonds: 3.625% (ii) Tax Exempt Series 2020A Bonds: 4.00%	(i) 1/1/35 (ii) 1/1/50	**140,753**	143,165
Series 2021 Bonds [(2)]	(i) Tax Exempt Series 2021A Bonds: 1.875% to 3.00% (ii) Taxable Series 2021B Bonds: 4.10%	(i) 1/1/26 to 1/1/50 (ii) 1/1/28	**348,240**	352,685
Series 2024 Bonds [(2)] [(4)]	(i) Tax Exempt Series 2024A Bonds: 5.000% to 5.250% (ii) Taxable Series 2024B Bonds: 10.000%	(i) 1/1/39 to 1/1/54 (ii) 7/1/26	**378,458**	368,513
Series 2025 Bonds [(2)]	(i) Tax Exempt Series 2025 Bonds: 6.375% (ii) Tax Exempt Series 2025 Bonds: 6.625%	(i) 1/1/35 (ii) 1/1/45	**297,087**	—
Senior Notes due 2027 [(2)]	10.500%	6/1/27	**—**	581,169
Senior Notes due 2032	8.75%	2/15/32	**600,000**	—
Total bonds payable			**1,764,538**	1,445,532
Total debt			**3,796,031**	1,602,638
Less: Debt issuance costs			**(21,858)**	(14,803)
Total debt, net			**$ 3,774,173**	$ 1,587,835
Principal debt due within one year			**$ 66,987**	$ 50,000
Less: Debt issuance costs			**(1,549)**	$ (1,406)
Total principal debt, net due within one year			**$ 65,438**	$ 48,594

(1) Required a quarterly commitment fee at a rate of 1.000% on the average daily unused portion, as well as customary letter of credit fees and agency fees.

(2) Includes an unamortized discount of $36,313 and $33,557 at December 31, 2025 and 2024, respectively.

(3) See discussion below in Note 8 for extension options related to these debt obligations.

(4) See Note 21 for details related to the refinancing of the Bridge Loan Credit Agreement and Backstop Agreement for the Series 2024 Bonds.

(Dollars in tables in thousands, unless otherwise noted)

As of December 31, 2025 and 2024, the weighted average interest rates on our short-term borrowings were 9.65% and 8.61%, respectively. As disclosed in this footnote and Note 21, we have contractual extension options, subsequent refinancing and a commitment letter. Accordingly, we have classified certain debt obligations due within one year as long term.

DRP Revolver—On November 5, 2018, our subsidiary entered into a revolving credit facility (the “DRP Revolver”) that provides for revolving loans in the aggregate amount of $25.0 million. The DRP Revolver is secured by the capital stock of certain of our direct subsidiaries as defined in the related credit agreement.

On November 5, 2021, we entered into an amendment to the DRP Revolver, which extended the maturity date under the DRP Revolver to November 5, 2024.

On December 22, 2023, we entered into a second amendment to the DRP Revolver which increased the aggregate revolving facility by $25.0 million from $25.0 million to $50.0 million and extended the maturity date under the DRP Revolver to November 5, 2026.

The DRP Revolver includes financial covenants requiring the maintenance of (i) consolidated cash balance of at least $3.0 million at each quarter end date, and (ii) consolidated tangible net worth of at least $180.0 million at each quarter end date in 2022, $190.0 million in 2023, and $200.0 million thereafter. In May 2025, we completed an offering of Series 2025 Bonds (see below) and used a portion of the net proceeds to repay in full the DRP Revolver.

EB-5 Loan Agreement—On January 25, 2021, Jefferson Terminal entered into a non-recourse loan agreement under the U.S. Citizenship and Immigration Services EB-5 Program (“EB-5 Loan Agreement”) to pay for the development, construction and acquisition of certain facilities at Jefferson Terminal. The maximum aggregate principal amount available under the EB-5 Loan Agreement is $61.2 million, of which $26.1 million was available under the first tranche and $35.1 million was available under the second tranche. The loans mature in five years from the funding of each individual tranche.

On March 11, 2022, Jefferson Terminal entered into a new EB-5 loan agreement (“EB-5.2 Loan Agreement”). This loan was issued with substantially the same terms as the EB-5 Loan Agreement discussed above and matures in four years from the funding date. The maximum aggregate principal amount available under the EB-5.2 Loan Agreement is $9.7 million.

On November 16, 2022, Jefferson Terminal entered into a new EB-5 loan agreement (“EB-5.3 Loan Agreement”). This loan was issued with substantially the same terms as the EB-5 Loan Agreement discussed above and matures in five years from the funding date. The maximum aggregate principal amount available under the EB-5.3 Loan Agreement is $28.0 million.

Each of the three EB-5 loans include an option to extend the maturity by two one-year periods. If the option to extend the maturity is exercised, the interest rate will increase to 6.25% from 5.75% for the extension period.

On February 3, 2025, Jefferson Terminal exercised its option to extend the maturity of its EB-5 Loan Agreement and EB-5.2 Loan Agreement by one year to January 25, 2027 and March 10, 2027, respectively.

Transtar Revolver—On December 27, 2022, our subsidiary entered into a revolving credit facility (the “Transtar Revolver”) that provided for revolving loans in the aggregate amount of $25.0 million. The Transtar Revolver was guaranteed by the Company and certain subsidiaries of Transtar including a pledge of substantially all of their respective assets.

The Transtar Revolver included financial covenants requiring the maintenance of (i) a consolidated maximum ratio of total leverage of 3.00 to 1.00 per the terms of the credit agreement and (ii) a consolidated minimum fixed charge coverage ratio of 1.20 to 1.00 per the terms of the credit agreement.

In January 2023, our subsidiary entered into an amendment to the Transtar Revolver for an additional $25.0 million, for a total facility of $50.0 million. In July 2023, we issued an additional $100.0 million aggregate principal amount of 10.500% Senior Notes due 2027 (see below), and used a portion of the net proceeds to repay in full and terminate the Transtar Revolver. We recognized a loss on extinguishment of debt of $0.9 million in the Consolidated Statements of Operations during the year ended December 31, 2023.

Series 2020 Bonds—On February 11, 2020, Jefferson Terminal issued Series 2020 Bonds in an aggregate principal amount of $264.0 million (“Jefferson Refinancing”). The Series 2020 Bonds are designated as $184.9 million of Series 2020A Dock and Wharf Facility Revenue Bonds (the “Tax Exempt Series 2020A Bonds”), and $79.1 million of Series 2020B Taxable Facility Revenue Bonds (the “Taxable Series 2020B Bonds”).

The Tax Exempt Series 2020A Bonds maturing on January 1, 2035 ($53.5 million aggregate principal amount) bear interest at a fixed rate of 3.625%.

The Tax Exempt Series 2020A Bonds maturing on January 1, 2050 ($131.4 million aggregate principal amount) bear interest at a fixed rate of 4.00%.

Jefferson Terminal used a portion of the net proceeds from this offering to refund, redeem and defease certain indebtedness, and used a portion of the net proceeds to pay for or reimburse the cost of development, construction and acquisition of certain facilities, to fund certain reserve and funded interest accounts related to the Series 2020 Bonds, and to pay for or reimburse certain costs of issuance of the Series 2020 Bonds.

(Dollars in tables in thousands, unless otherwise noted)

Series 2021 Bonds—On August 18, 2021, Jefferson Terminal issued $425.0 million aggregate principal amount of Series 2021 Bonds, which are designated as $225.0 million of Series 2021A Dock and Wharf Facility Revenue Bonds (the "Series 2021A Bonds") and $200.0 million of Series 2021B Taxable Facility Revenue Bonds (the "Taxable Series 2021B Bonds").

The Series 2021A Bonds consist of:

i) $39.1 million aggregate principal amount of Serial Bonds maturing between January 1, 2026 and January 1, 2031, and bearing interest at specified fixed rates ranging from 1.875% to 2.625% per annum,

ii) $38.2 million aggregate principal amount of Term Bonds maturing January 1, 2036, and bearing interest at a fixed rate of 2.750% per annum,

iii) $44.9 million aggregate principal amount of Term Bonds maturing January 1, 2041, and bearing interest at a fixed rate of 2.875% per annum, and

iv) $102.8 million aggregate principal amount of Term Bonds maturing January 1, 2050, and bearing interest at a fixed rate of 3.00% per annum.

The Taxable Series 2021B Bonds will mature on January 1, 2028, and bear interest at a fixed rate of 4.100% per annum.

Jefferson Terminal has used a portion of the net proceeds to pay for or reimburse the cost of development, construction and acquisition of certain facilities.

Credit Agreement

On May 18, 2023, we entered into a credit agreement, which provided for a $25.0 million secured loan facility (the "Credit Agreement"). In July 2023, we issued an additional $100.0 million aggregate principal amount of 10.500% Senior Notes due 2027 (see below), and used a portion of the net proceeds to repay the Credit Agreement in full. We recognized a loss on extinguishment of debt of $1.1 million in the Consolidated Statements of Operations during the year ended December 31, 2023.

Senior Notes due 2027—In connection with the spin-off, we issued $500.0 million aggregate principal amount of Senior Notes due 2027 (the "2027 Notes"). The 2027 Notes bear interest at a rate of 10.500% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, commencing on December 1, 2022. The 2027 Notes were issued at an issue price equal to 94.585%. The 2027 Notes are guaranteed by the Company and the subsidiaries of Transtar including a pledge of substantially all of their respective assets.

On July 5, 2023, we issued an additional $100.0 million aggregate principal amount of 10.500% Senior Notes due 2027, at an issue price equal to 95.50% of principal, plus accrued interest from and including June 1, 2023. These notes have identical terms as the original Senior Notes due 2027, other than with respect to the date of issuance and the issue price, and bear interest at a rate of 10.500% per annum, payable semi-annually in arrears on June 1 and December 1 of each year.

On August 26, 2025, the Company redeemed all outstanding $600.0 million aggregate principal amount of its 10.500% Senior Secured Notes due 2027 at a redemption price equal to 105.250% of the principal amount thereof, plus accrued and unpaid interest using a portion of the net proceeds from the Bridge Loan. We recognized a loss on extinguishment of debt of $55.2 million for the redemption of Senior Notes due 2027.

October 2024 Jefferson Credit Agreement

On October 18, 2024, our Jefferson Terminal segment entered into a credit agreement (the "October 2024 Jefferson Credit Agreement"), providing for a $50.0 million term loan facility, which matures at the earlier of (i) July 18, 2025 or (ii) after December 31, 2024, the date on which a cash dividend payment on our preferred stock is paid or is required to be paid pursuant to the terms of such preferred stock, and bears interest at 4.00% plus the applicable forward-looking term rate based on SOFR.

On March 11, 2025, our Jefferson Terminal segment amended its October 2024 Credit Agreement to include two options to extend the maturity date to (i) January 1, 2026 and subsequently to (ii) April 1, 2026. In May 2025, we completed an offering of Series 2025 Bonds (see below) and used a portion of the net proceeds to repay in full and terminate the October 2024 Jefferson Credit Agreement.

Tender Offer for Series 2020A and Series 2021A Bonds

On May 14, 2024, we commenced a cash tender offer (the "Tender Offer") for up to $105 million aggregate principal amount of the Tax Exempt Series 2020A and Tax Exempt Series 2021A Bonds (the "Target Bonds").

On June 20, 2024 (the "Settlement Date"), we completed the Tender Offer for $108.0 million aggregate principal amount of the Target Bonds under the Tender Offer at an aggregate purchase price of $88.8 million, which includes accrued and unpaid interest on such Target Bonds from the last interest payment date up to, but not including, the Settlement Date. Interest ceased to accrue on the Settlement Date for all accepted Target Bonds.

On August 30, 2024, we repurchased and cancelled an additional $6.0 million of the Tax Exempt Series 2021A Bonds. We wrote off $0.2 million of deferred financing costs during the period and recognized a gain on extinguishment of debt of $0.9 million from this transaction in the Consolidated Statements of Operations during the year ended December 31, 2024.

(Dollars in tables in thousands, unless otherwise noted)

Series 2024 Bonds

On June 20, 2024, certain subsidiaries within the Jefferson Terminal segment, and the Port of Beaumont Navigation District of Jefferson County, Texas, completed their previously announced offering of $164.4 million principal amount of Series 2024A Dock and Wharf Facility Revenue Bonds (the "Tax Exempt Series 2024A Bonds") and $217.9 million principal amount of Taxable Series 2024B Facility Revenue Bonds (the "Taxable Series 2024B Bonds" and, together with the Tax Exempt Series 2024A Bonds, the "Series 2024 Bonds"). Certain subsidiaries within the Jefferson Terminal segment pledged certain assets in support of the Series 2024 Bonds.

The Tax Exempt Series 2024A Bonds consist of:

- $67,570,000 principal amount of Term Bonds maturing on January 1, 2039, and bearing interest at a fixed rate of 5.000% per annum,
- $44,800,000 principal amount of Term Bonds maturing on January 1, 2044, and bearing interest at a fixed rate of 5.125% per annum, and
- $52,055,000 principal amount of Term Bonds maturing on January 1, 2054, and bearing interest at a fixed rate of 5.250% per annum.

The Taxable Series 2024B Bonds will mature on July 1, 2026, and bear interest at a fixed rate of 10.000% per annum.

Jefferson Terminal used a portion of the net proceeds from the Series 2024 Bonds to repay the April 2024 Jefferson Credit Agreement in full, pay for or reimburse the cost of development, construction and acquisition of certain facilities, as well as pay for the Tender Offer. The Company also used a portion of the net proceeds from the Taxable Series 2024B Bonds to defease the Taxable Series 2020B Bonds in full for the aggregate principal amount of $79.1 million. We recognized a loss on modification of debt of $6.0 million from the Series 2024 Bonds and a loss on extinguishment of debt of $3.2 million from the repayment of the April 2024 Jefferson Credit Agreement in connection with this transaction. For the year ended December 31, 2025, we recognized an additional loss on extinguishment of debt of $0.6 million from the repayment of the April 2024 Jefferson Credit Agreement. In conjunction with the repayment associated with the April 2024 Jefferson Credit Agreement, we wrote off $1.8 million of deferred financing costs during the period.

Long Ridge Energy & Power LLC Senior Secured Notes due 2032, GCM Note, CanAm Loan and Credit Agreement

On May 17, 2024, Long Ridge WV entered into a new loan agreement with CanAm Pennsylvania Regional Center, LP XI ("CanAm"). The transaction closed on September 13, 2024. CanAm has agreed to provide up to $115.2 million to Long Ridge WV. This loan is to mature on September 13, 2029 and has a current interest rate of 6.75%. As of December 31, 2025, Long Ridge WV has fully drawn on the outstanding balance of the loan.

On February 19, 2025, Long Ridge Energy LLC, a subsidiary of Long Ridge Energy & Power LLC, closed its private offering of $600.0 million aggregate principal amount of 8.750% senior secured notes due 2032 (the "Notes"). The Notes were issued at an issue price equal to 100.00% of principal, plus accrued interest from and including February 19, 2025. The Notes will mature on February 15, 2032. The Notes are jointly and severally guaranteed on a senior secured basis by Long Ridge Energy Generation LLC, a Delaware limited liability company ("PowerCo"), and Ohio GasCo LLC, a Delaware limited liability company ("GasCo").

On February 19, 2025, Long Ridge entered into a credit agreement to borrow senior secured term loans (the "New Term Loans") for an aggregate principal amount of $400.0 million. The New Term Loans bear interest at SOFR plus 4.50% per annum and mature on February 19, 2032. The New Term Loans are jointly and severally guaranteed on a senior secured basis by PowerCo and GasCo.

On February 26, 2025, Long Ridge Energy & Power LLC entered into a note to borrow (the "GCM Note") an aggregate principal amount of $20.0 million. The GCM Note bears interest at 12.00% per annum and matures on February 26, 2028.

March 2025 Repauno Credit Agreement

On March 11, 2025, our Repauno segment entered into a credit agreement, providing for a $30.0 million term loan facility, which matures on July 18, 2025 with the option to extend the maturity date to April 1, 2026, and bears interest at the sum of 4.00% plus the SOFR as administered by the Federal Reserve Bank of New York. In May 2025, we completed an offering of Series 2025 Bonds (see below) and used a portion of the net proceeds to repay in full and terminate the March 2025 Repauno Credit Agreement.

May 2025 Long Ridge Credit Agreement

On May 7, 2025, our Power and Gas segment entered into a credit agreement ("Long Ridge Acquiom Loan") providing for a $40.0 million loan facility, which matures on June 7, 2026, and bears interest at 15.75%. On September 5, 2025, December 2, 2025 and December 23, 2025, we paid down $4.3 million, $12.2 million and $2.4 million of the loan, respectively.

The Long Ridge Acquiom Loan included financial covenants requiring a balance of $12.5 million of unrestricted cash and cash equivalents of Long Ridge Energy and Power LLC.

(Dollars in tables in thousands, unless otherwise noted)

Series 2025 Bonds and DRP DB Term Loan

On May 28, 2025, certain subsidiaries within the Repauno segment, and the New Jersey Economic Development Authority, completed their previously announced offering of $300.0 million principal amount of Series 2025 Bonds (the “Tax Exempt Series 2025 Bonds”). Concurrently with the closing of the Tax Exempt Series 2025 Bonds, Repauno entered into a senior secured credit agreement for an aggregate principal amount of $100.0 million of Taxable Term Loans (the “DRP DB Term Loan”). Certain subsidiaries within the Repauno segment pledged certain assets in support of the Series 2025 Bonds and DRP DB Term Loan.

The Tax Exempt Series 2025 Bonds consist of:

- $150.0 million principal amount of Term Bonds maturing on January 1, 2035, and bearing interest at a fixed rate of 6.375% per annum, and
- $150.0 million principal amount of Term Bonds maturing on January 1, 2045, and bearing interest at a fixed rate of 6.625% per annum.

The DRP DB Term Loan will mature in 18 months from initial funding, and bear interest at a fixed rate of 8.50% per annum, with an option to PIK at 9.50%. We have the option to extend the maturity date by three six-month periods. Additionally, there was a $6.0 million Letter of Credit (“LOC”) issued to the Company in accordance with this transaction. The LOC was not drawn upon as of December 31, 2025.

Repauno used a portion of the net proceeds from the Tax Exempt Series 2025 Bonds to repay the March 2025 Repauno Credit Agreement and pay for or reimburse the cost of development, construction and acquisition of certain facilities. The Company also used a portion of the net proceeds from the DRP DB Term Loan to repay the DRP Revolver and October 2024 Jefferson Credit Agreement in full. We recognized a loss on modification of debt of (i) $0.7 million from the repayment of the October 2024 Jefferson Credit Agreement, (ii) $2.6 million from the repayment of the March 2025 Repauno Credit Agreement and (iii) $0.7 million from the repayment of the DRP Revolver in connection with this transaction.

June 2025 Jefferson Credit Agreement

On June 30, 2025, our Jefferson Terminal segment entered into a credit agreement, providing for a $30.0 million term loan facility, which matures on December 15, 2025 with the option to extend the maturity date to August 31, 2026, and bears interest at the sum of 4.00% plus the SOFR as administered by the Federal Reserve Bank of New York. On December 12, 2025, Jefferson Terminal exercised its option to extend the maturity date of its June 2025 Jefferson Credit Agreement to January 15, 2026. See Note 21 for additional details related to the additional extension and paydown of the June 2025 Jefferson Credit Agreement.

Bridge Loan Credit Agreement

On August 25, 2025, in connection with the Wheeling Acquisition, the Company entered into a credit agreement (the “Bridge Loan Credit Agreement”), which provides for a 364-day, $1.25 billion secured bridge loan facility (the “Bridge Loan”). The Bridge Loan will mature on August 24, 2026 and accrue interest at the Adjusted SOFR, plus a margin of 4.00% per annum. The Company provided a first-priority security interest in substantially all of its assets, subject to customary exceptions and exclusions, to the Bridge Loan’s administrative agent. We incurred $36.0 million of issuance costs related to the Bridge Loan Credit Agreement. See Note 21 for additional details related to the refinancing of the Bridge Loan Credit Agreement.

RailCo Revolver

On November 17, 2025, our Railroad segment entered into a revolving credit facility (“RailCo Revolver”) that provided for revolving loans in the aggregate amount of $50.0 million.

The RailCo Revolver included financial covenants requiring the maintenance of (i) a consolidated maximum ratio of total leverage of 3.00 to 1.00 per the terms of the credit agreement and (ii) a consolidated minimum fixed charge coverage ratio of 1.20 to 1.00 per the terms of the credit agreement.

We were in compliance with all debt covenants as of December 31, 2025.

(Dollars in tables in thousands, unless otherwise noted)

As of December 31, 2025, scheduled principal repayments under our debt agreements for the next five years and thereafter are summarized as follows:

	2026	2027	2028	2029	2030	Thereafter	Total
EB-5 Loan Agreement [1]	$ —	$ 63,800	$ —	$ —	$ —	$ —	$ 63,800
Jefferson Credit Agreement June 2025 [2]	30,000	—	—	—	—	—	30,000
DRP DB Term Loan [1]	105,828	—	—	—	—	—	105,828
Long Ridge Acquiom Loan	22,371	—	—	—	—	—	22,371
Long Ridge GCM Note	—	—	20,000	—	—	—	20,000
Long Ridge CanAm Loan	—	—	—	115,200	—	—	115,200
Long Ridge Credit Agreement	4,000	4,000	4,000	4,000	4,000	377,000	397,000
RailCo Revolver	—	—	50,000	—	—	—	50,000
Bridge Loan Credit Agreement [2]	1,250,000	—	—	—	—	—	1,250,000
Series 2020 Bonds	1,590	2,165	2,770	360	6,070	130,210	143,165
Series 2021 Bonds	9,025	4,750	205,415	6,120	6,855	120,520	352,685
Series 2024 Bonds [2]	217,870	—	740	3,745	—	159,940	382,295
Series 2025 Bonds	—	—	—	—	—	300,000	300,000
Senior Notes due 2032	—	—	—	—	—	600,000	600,000
Total principal payments on loans and bonds payable	$ 1,640,684	$ 74,715	$ 282,925	$ 129,425	$ 16,925	$ 1,687,670	$ 3,832,344

[1] See discussion above in Note 8 for extension options related to these debt obligations.

[2] See Note 21 for details related to the refinancing of the Bridge Loan Credit Agreement and Backstop Agreement for the Series 2024 Bonds.

9. FAIR VALUE MEASUREMENTS

Fair value measurements and disclosures require the use of valuation techniques to measure fair value that maximize the use of observable inputs and minimize use of unobservable inputs. These inputs are prioritized as follows:

- Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities or market corroborated inputs.
- Level 3: Unobservable inputs for which there is little or no market data and which require us to develop our own assumptions about how market participants price the asset or liability.

The valuation techniques that may be used to measure fair value are as follows:

- Market approach—Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- Income approach—Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts.
- Cost approach—Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

(Dollars in tables in thousands, unless otherwise noted)

The following tables set forth our financial assets measured at fair value on a recurring basis by level within the fair value hierarchy. Assets measured at fair value are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	Fair Value as of December 31, 2025	Fair Value Measurements Using Fair Value Hierarchy as of December 31, 2025			
	Total	**Level 1**	**Level 2**	**Level 3**	**Valuation Technique**
Assets					
Cash and cash equivalents	**$ 57,351**	**$ 57,351**	**$ —**	**$ —**	Market
Restricted cash and cash equivalents	**268,595**	**268,595**	**—**	**—**	Market
Notes receivable	**13,605**	**—**	**13,605**	—	Market
Total assets	**$ 339,551**	**$ 325,946**	**$ 13,605**	**$ —**	
Liabilities					
Derivative liabilities	**$ (223,497)**	**$ —**	**$ (223,497)**	**$ —**	Income
Warrant liabilities	**(81,599)**	**—**	**—**	**(81,599)**	Income
Total liabilities	**$ (305,096)**	**$ —**	**$ (223,497)**	**$ (81,599)**	

	Fair Value as of December 31, 2024	Fair Value Measurements Using Fair Value Hierarchy as of December 31, 2024			
	Total	**Level 1**	**Level 2**	**Level 3**	**Valuation Technique**
Assets					
Cash and cash equivalents	$ 27,785	$ 27,785	$ —	$ —	Market
Restricted cash and cash equivalents	119,511	119,511	—	—	Market
Notes receivable	11,893	—	11,893	—	Market
Total assets	$ 159,189	$ 147,296	$ 11,893	$ —	

Our notes receivable of $13.6 million and $11.9 million as of December 31, 2025 and 2024, respectively, is related to CarbonFree, a business that develops technologies to capture carbon dioxide from industrial emissions sources. We elected the fair value option for this note receivable to better align the reported results with the underlying changes in the value of this note receivable, and record the balance of the note receivable in Other assets in the Consolidated Balance Sheets. The Company records interest income, which is included in Other income in the Consolidated Statements of Operations, on this note receivable using the contractual interest rate.

The fair value of our electricity derivative liabilities are estimated by applying the income approach, which is based on discounted projected future cash flows. The valuation of our electricity derivatives is based on management's best estimate of certain key assumptions, which include estimated power forward curves, probability of default, and the discount rate.

Our cash and cash equivalents and restricted cash and cash equivalents consist largely of demand deposit accounts with maturities of 90 days or less when purchased that are considered to be highly liquid. These instruments are valued using inputs observable in active markets for identical instruments and are therefore classified as Level 1 within the fair value hierarchy.

Except as discussed below, our financial instruments other than cash and cash equivalents and restricted cash and cash equivalents consist principally of accounts receivable, notes receivable, accounts payable and accrued liabilities, and loans payable, whose fair values approximate their carrying values based on an evaluation of pricing data, vendor quotes, and historical trading activity or due to their short maturity profiles.

(Dollars in tables in thousands, unless otherwise noted)

The Company issued warrants in connection with the Wheeling Acquisition, in which the fair value of the warrant liabilities was estimated using a Black-Scholes valuation model, which is considered to be a Level 3 fair value measurement. The fair value of the warrants is based on the underlying shares of RR Holdings. These liabilities are presented within Warrant liabilities on the Consolidated Balance Sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value of $4.2 million for the year ended December 31, 2025 presented within Other income in the Consolidated Statements of Operations. The following table presents the key inputs applied in the valuation of the warrant liabilities as of December 31, 2025:

Number of units	**172,500**
Fair value at grant date ($ millions)	**$85.8**
Strike price	**$761.05**
Expected volatility	**35.00%**
Risk free interest rate	**3.60%**
Expected dividend yield	**—%**
Expected term	**2.8 years**
Warrant fair value (per share)	**$473.04**

Level 3 Reconciliation

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying Consolidated Balance Sheet using significant unobservable (Level 3) inputs:

	Warrants
Beginning balance, December 31, 2024	$ —
Purchases and issuances	**(85,832)**
Unrealized gains	**4,233**
Ending balance, December 31, 2025	**$ (81,599)**

The fair value of our bonds, notes payable and loans payable reported as Debt, net in the Consolidated Balance Sheets are presented in the table below:

	December 31,	
	2025	2024
Series 2020A Bonds [(1)]	**$ 115,979**	$ 122,978
Series 2021A Bonds [(1)]	**120,448**	121,678
Series 2021B Bonds [(1)]	**182,630**	179,316
Series 2024A Bonds [(1)]	**160,802**	167,291
Series 2024B Bonds [(1)]	**222,949**	222,609
Series 2025 Bonds [(1)]	**309,285**	—
Senior Notes due 2027	**—**	642,036
Senior Notes due 2032	**638,880**	—
EB-5 Loan Agreement	**25,536**	23,208
EB-5.2 Loan Agreement	**9,529**	8,799
EB-5.3 Loan Agreement	**25,315**	23,583

(1) Fair value is based upon market prices for similar municipal securities.

The fair value of all other items reported as Debt, net in the Consolidated Balance Sheets approximate their carrying values due to their bearing market rates of interest and are classified as Level 2 within the fair value hierarchy.

We measure the fair value of certain assets on a non-recurring basis when U.S. GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include goodwill, intangible assets, property, plant and equipment and leasing equipment. We record such assets at fair value when it is determined the carrying value may not be recoverable. Fair value measurements for assets subject to impairment tests are based on an income approach which uses Level 3 inputs, which include our assumptions as to future cash flows from operation of the underlying businesses. Our discount rate for our fair value measurement of assets upon the acquisition of Long Ridge was 11.5% (refer to Note 3 for additional details). Our discount rate for our fair value

(Dollars in tables in thousands, unless otherwise noted)

measurement of assets upon the acquisition of Wheeling was 11.5% and our assumed terminal growth rate was 2.5% (refer to Note 3 for additional details).

10. DERIVATIVE FINANCIAL INSTRUMENTS

Long Ridge Energy & Power LLC is subject to electricity price volatility stemming from the sales of electricity from the Long Ridge power generation plant. Long Ridge Energy & Power LLC enters into electricity swap agreements to manage our exposure to electricity price fluctuations. The electricity swap derivatives are designated as hedging instruments within cash flow hedging relationships. The Company recognizes the realized gain or loss in Revenues in our Consolidated Statements of Operations.

As of December 31, 2025, we have a $10.0 million letter of credit and $1.0 million letter of credit that have been provided to electricity swap counterparties and will mature on February 26, 2026 and February 10, 2026, respectively. See Note 21 for additional details related to the extensions of these two letters of credit.

Long Ridge entered into interest rate swaps to manage our exposure to SOFR increases on the Long Ridge Credit Agreement. These derivatives are not designated as hedging instruments. The Company recognizes the unrealized and realized gain or loss in Interest expense on our Consolidated Statements of Operations and recognizes the unrealized gain or loss in Change in fair value of non-hedge derivative in our Consolidated Statements of Cash Flows.

Long Ridge entered into natural gas price swaps to manage our exposure to natural gas prices at Long Ridge West Virginia. These derivatives are not designated as hedging instruments. The Company recognizes the unrealized and realized gain or loss in Revenue on our Consolidated Statements of Operations and recognizes the unrealized gain or loss in Change in fair value of non-hedge derivative in our Consolidated Statements of Cash Flows.

Refer to Note 2 for our accounting policies related to derivative financial instruments, and refer to Note 9 for our fair value measurement of derivative financial instruments.

The following table presents information related to our outstanding derivative contracts as of December 31, 2025:

	December 31, 2025			
	Notional Amount	Fair Value of Assets	Fair Value of Liabilities	Term
Derivatives Designated as Cash Flow Hedges:				
Electricity Swaps (MWh)	774,728	$ —	$ (222,894)	3 to 6 Years
Non-Hedge Derivative Instruments:				
Natural Gas Forward Prices (MMBtu)	2,425	—	(171)	0 Years
Interest Rate Swaps ($)	200,000	—	(432)	2 Years
Total		$ —	$ (223,497)	

The following table presents a summary of the changes in fair value for electricity swap and interest rate swap derivatives:

	Year Ended December 31, 2025			
	Electricity Swaps	Interest Rate Swaps	Natural Gas Forward	Total
Beginning balance	$ —	$ —	$ —	$ —
Acquisition of derivative	(197,795)	—	—	(197,795)
Payoff of hedge	67,005	—	—	67,005
Net unrealized losses recognized in earnings [(1)]	—	(432)	(171)	(603)
Unrealized losses recognized in other comprehensive loss	(92,104)	—	—	(92,104)
Ending balance	$ (222,894)	$ (432)	$ (171)	$ (223,497)

[(1)] Interest rate swaps are recognized in Interest expense in the Consolidated Statements of Operations. Natural gas forwards are recognized in Revenues in the Consolidated Statements of Operations.

(Dollars in tables in thousands, unless otherwise noted)

11. REVENUES

We disaggregate our revenue from contracts with customers by products and services provided for each of our segments, as we believe it best depicts the nature, amount, timing and uncertainty of our revenue. Revenues are within the scope of ASC 606, *Revenue from Contracts with Customers*, unless otherwise noted. We have elected to exclude sales and other similar taxes from revenues.

	Year Ended December 31, 2025					
		Ports and Terminals				
	Railroad	Jefferson Terminal	Repauno	Power and Gas	Corporate and Other	Total
Lease income	**$ 1,821**	**$ 3,268**	**$ —**	**$ —**	**$ —**	**$ 5,089**
Rail revenues	**171,076**	**—**	**—**	**—**	**1,406**	**172,482**
Terminal services revenues	**—**	**82,390**	**10,710**	**1,954**	**—**	**95,054**
Power revenues	**—**	**—**	**—**	**156,183**	**—**	**156,183**
Gas revenues	**—**	**—**	**—**	**21,194**	**—**	**21,194**
Roadside services revenues	**—**	**—**	**—**	**—**	**52,194**	**52,194**
Other revenue	**43**	**—**	**281**	**—**	**—**	**324**
Total revenues	**$ 172,940**	**$ 85,658**	**$ 10,991**	**$ 179,331**	**$ 53,600**	**$ 502,520**

	Year Ended December 31, 2024				
		Ports and Terminals			
	Railroad	Jefferson Terminal	Repauno	Corporate and Other	Total
Lease income	$ 1,784	$ 3,179	$ —	$ —	$ 4,963
Rail revenues	178,243	—	—	—	178,243
Terminal services revenues	—	77,467	15,792	—	93,259
Roadside services revenues	—	—	—	55,000	55,000
Other revenue	—	—	32	—	32
Total revenues	$ 180,027	$ 80,646	$ 15,824	$ 55,000	$ 331,497

	Year Ended December 31, 2023				
		Ports and Terminals			
	Railroad	Jefferson Terminal	Repauno	Corporate and Other	Total
Lease income	$ 1,652	$ 1,437	$ —	$ —	$ 3,089
Rail revenues	167,793	—	—	—	167,793
Terminal services revenues	—	70,709	12,641	—	83,350
Roadside services revenues	—	—	—	68,190	68,190
Other revenue	—	—	(1,950)	—	(1,950)
Total revenues	$ 169,445	$ 72,146	$ 10,691	$ 68,190	$ 320,472

As of December 31, 2025 and 2024, we recorded capitalized contract cost of $18.6 million and $23.5 million, respectively, of which $4.9 million and $4.9 million, respectively, is included in Other current assets and $13.7 million and $18.6 million is included in Other assets on the Consolidated Balance Sheets. Capitalized contract cost is amortized using the straight-line method, over the expected contract term. We recorded $4.9 million of amortization which is included in Operating expenses in the Consolidated Statements of Operations during the year ended December 31, 2025.

(Dollars in tables in thousands, unless otherwise noted)

12. LEASES

We have commitments as lessees under lease agreements primarily for real estate, equipment and vehicles. Our leases have remaining lease terms ranging from approximately 0.2 years to 135.9 years.

The following table presents lease-related costs:

	Year Ended December 31,		
	2025	**2024**	**2023**
Finance leases			
Amortization of right-of-use assets	**$ 1,223**	$ 1,169	$ 1,102
Interest on lease liabilities	**256**	174	79
Finance lease expense	**1,479**	1,343	1,181
Operating lease expense	**7,448**	7,696	7,619
Short-term lease expense	**2,262**	1,976	2,617
Variable lease expense	**4,006**	4,243	3,620
Total lease expense	**$ 15,195**	$ 15,258	$ 15,037

The following table presents information related to our operating leases as of and for the years ended December 31, 2025 and 2024:

	December 31,	
	2025	**2024**
Right-of-use assets, net	**$ 133,493**	$ 67,937
Short-term lease liabilities	**9,108**	7,172
Long-term lease liabilities	**71,000**	60,893
Total lease liabilities	**$ 80,108**	$ 68,065
Weighted average remaining lease term	**46.4 years**	33.6 years
Weighted average incremental borrowing rate	**6.3 %**	5.9 %

The following table presents supplemental cash flow information for the years ended December 31, 2025, 2024, and 2023:

	December 31,		
	2025	**2024**	**2023**
Cash paid for amounts included in the measurement of operating lease liabilities	**$ 7,431**	$ 7,437	$ 7,187
Noncash - ROU assets recorded for new and modified leases	**68,467**	2,020	2,828

Sale Leaseback Transaction

In the second quarter of 2024, Jefferson Terminal transferred land to the Port of Beaumont Navigation District of Jefferson County, Texas in association with the Tax Exempt Series 2024A Bonds. Jefferson Terminal entered into a ground lease with the Port of Beaumont Navigation District of Jefferson County, Texas on approximately 50 acres of land.

Jefferson Terminal was provided access to 10 acres to begin construction of a new dock and supporting facilities. The lease of the 10 acres is an operating lease. This transaction was recorded as a sale in accordance with ASC 842. Jefferson Terminal recorded a gain on the sale leaseback through Gain on sale of assets, net on the Consolidated Statements of Operations of $3.1 million as of December 31, 2024.

Jefferson Terminal has not been provided access to the other 40 acres for construction, so the lease has not commenced. Once the Port of Beaumont Navigation District of Jefferson County, Texas provides access to the property for construction, the 40 acres will be reassessed as a sale leaseback. This transaction was recorded as a failed sale in accordance with ASC 842 as of December 31, 2024. Jefferson Terminal recorded a finance liability of $12.0 million through Other liabilities on the Consolidated Balance Sheets as of December 31, 2024 for the failed sale.

(Dollars in tables in thousands, unless otherwise noted)

The following table presents future minimum lease payments under non-cancellable operating leases as of December 31, 2025:

2026	$ 10,836
2027	9,415
2028	7,457
2029	5,804
2030	5,375
Thereafter	251,855
Total undiscounted lease payments	290,742
Less: Imputed interest	210,634
Total lease liabilities	$ 80,108

13. EQUITY-BASED COMPENSATION

On August 1, 2022, we established a Nonqualified Stock Option and Incentive Award Plan ("Incentive Plan") which provides for the ability to grant equity compensation awards in the form of stock options, stock appreciation rights, restricted stock, and performance awards to eligible employees, consultants, directors, and other individuals who provide services to us, each as determined by the Compensation Committee of the board of directors.

As of December 31, 2025, the Incentive Plan provides for the issuance of up to 30.0 million shares. We account for equity-based compensation expense in accordance with ASC 718, *Compensation-Stock Compensation* and we report equity-based compensation within Operating expenses and General and administrative in the Consolidated Statements of Operations.

Subsidiary Stock-Based Compensation

The following table presents the expense related to our subsidiary stock-based compensation arrangements recognized in the Consolidated Statements of Operations:

	Expense Recognized During the Year Ended December 31,			Remaining Expense To Be Recognized, If All Vesting Conditions Are Met	Weighted Average Remaining Contractual Term (in years)
	2025	2024	2023		
Restricted shares	**$ 6,019**	$ 399	$ 949	**$ 7,029**	**1.0**
Common units	**2,300**	1,801	1,812	**2,673**	**1.3**
Total	**$ 8,319**	$ 2,200	$ 2,761	**$ 9,702**	

Restricted Stock Units to Subsidiary Employees

During the year ended December 31, 2023, we issued restricted stock units ("RSUs") of our common stock that had a grant date fair value of $16.9 million, based on the closing price of FIP's stock on the grant date, and vest over three years. These awards were made to employees of certain of our subsidiaries, are subject to continued employment, and the compensation expense is recognized ratably over the vesting periods. This grant fully canceled and replaced the vested and unvested restricted shares of our subsidiary issued in the first quarter of 2021. During the year ended December 31, 2024, we issued additional RSUs of our common stock that had a grant date fair value of $1.9 million. During the year ended December 31, 2025, we issued additional RSUs of our common stock that had a grant date fair value of $0.4 million.

The following table presents the expense related to our RSUs to subsidiary employees recognized in the Consolidated Statements of Operations:

	Expense Recognized During the Year Ended December 31,			Remaining Expense To Be Recognized, If All Vesting Conditions Are Met	Weighted Average Remaining Contractual Term (in years)
	2025	2024	2023		
Restricted stock units	**$ 2,736**	$ 6,341	$ 6,268	**$ 264**	**0.2**
Total	**$ 2,736**	$ 6,341	$ 6,268	**$ 264**	

The following tables present information for our stock options, restricted shares of our subsidiary, common units of our subsidiary and restricted stock units to subsidiary employees:

	Stock Options		Restricted Shares		Common Units		Restricted Stock Units	
	Options	Weighted Average Exercise Price	Shares	Weighted Average Issuance Price	Units	Weighted Average Issuance Price	Units	Weighted Average Issuance Price
Outstanding as of December 31, 2024	4,106,088	$ —	720,104	$ —	1,744,363	$ —	1,601,905	$ —
Granted	2,852,049	5.61	11,715,489	1.08	2,075,001	1.28	89,601	4.83
Less: exercised or vested	3,863,172	2.64	3,983,452	1.07	1,770,961	1.31	1,221,325	4.04
Less: forfeited and canceled	227,917	2.47	—	—	—	—	19,131	3.51
Outstanding as of December 31, 2025	2,867,048		8,452,141		2,048,403		451,050	

	Stock Options	Restricted Shares	Common Units	Restricted Stock Units
As of December 31, 2025:				
Weighted average exercise / issuance price (per share)	$ 5.56	$ 1.07	$ 1.31	$ 3.51
Aggregate intrinsic value (in thousands)	$ 15,949	$ 9,047	$ 2,674	$ 1,583
Weighted average remaining contractual term	**9.1 years**	**1.0 year**	**1.3 years**	**0.2 years**

During the year ended December 31, 2025, certain of the Manager's employees, as well as certain directors and officers, exercised 3,863,172 options at a weighted average exercise price of $2.64 and received a net 1,537,206 shares of our common stock.

Stock Options

In connection with the spin-off and our redeemable preferred stock raise (see Notes 16, 18 and 19 for details), we granted 10.9 million options to purchase our common stock to the Manager. The fair value of these options of $18 million, calculated using a binomial lattice model at issuance date, was recorded as an increase in equity with an offsetting reduction of proceeds received. As of December 31, 2025, there are no remaining options outstanding related to the stock options granted in connection with the spin-off.

In connection with our February 2025 offering of Series B Preferred stock (see Note 18), the Company issued to the Manager, options to purchase 2.9 million shares of common stock at a per share exercise price of $5.61, which had a grant date fair value of $7.4 million.

Restricted Shares

We issued restricted shares of our subsidiary to certain employees during the year ended December 31, 2021 that had a grant date fair value of $5.6 million, and generally vest over three years. These awards are subject to continued employment, and the compensation expense is recognized ratably over the vesting periods. The fair value of these awards was based on the fair value of the operating subsidiary on each grant date, which was estimated using a discounted cash flow analysis that requires the application of discount factors and terminal multiples to projected cash flows. Discount factors and terminal multiples were based on market-based inputs and transactions, as available at the measurement date. The grant for restricted stock units to subsidiary employees fully canceled and replaced these vested and unvested restricted shares of our subsidiary issued in the first quarter of 2021.

During the years ended December 31, 2025 and 2024, we issued restricted shares of our subsidiary that had a grant date fair value of $12.6 million and $0.8 million, respectively and generally vest over three years. These awards are subject to continued employment, and the compensation expense is recognized ratably over the vesting periods. The fair value of these awards was based on the fair value of the operating subsidiary on each grant date, which was estimated using a discounted cash flow analysis that requires the application of discount factors and terminal multiples to projected cash flows. Discount factors and terminal multiples were based on market-based inputs and transactions, as available at the measurement date.

Common Units

We issued 2,075,001 and 1,995,000 common units of our subsidiaries to certain employees for the years ended December 31, 2025 and 2024, respectively, that had grant date fair values of $2.7 million and $2.7 million, respectively, and vest over three years. These awards are subject to continued employment and compensation expense is recognized ratably over the vesting periods. The fair value was based on the fair value of the operating subsidiary on the grant date, which is estimated using a discounted cash flow analysis that requires the application of discount factors and terminal multiples to projected cash flows.

(Dollars in tables in thousands, unless otherwise noted)

Discount factors and terminal multiples were based on market-based inputs and transactions, as available at the measurement date.

During the year ended December 31, 2023, we issued 150,000 separate common units of our subsidiary that had a grant date fair value of $0.2 million and vest over three years. These awards are subject to performance targets based on EBITDA as defined in the agreements, and the total expected compensation expense is recognized ratably over the vesting periods if it is probable that the performance conditions will be met. The fair value of these awards was based on the fair value of the operating subsidiary on the grant date, which was estimated using a discounted cash flow analysis that requires the application of discount factors and terminal multiples to projected cash flows. Discount factors and terminal multiples were based on market-based inputs and transactions, as available at the measurement date.

Director Compensation

During the years ended December 31, 2025 and 2024, we issued 2,825 and 11,062 shares of common stock to certain directors as compensation, respectively.

14. RETIREMENT BENEFIT PLANS

We established a defined benefit pension plan as well as a postretirement benefit plan to assume certain retirement benefit obligations related to eligible Transtar employees.

Defined Benefit Pensions

Our underfunded pension plan is a tax qualified plan, and we will make contributions accordingly. Our pension plan covers certain eligible Transtar employees and is noncontributory. Pension benefits earned are generally based on years of service and compensation during active employment. The accumulated benefit obligation at December 31, 2025 and 2024 is $10.2 million and $7.1 million, respectively.

Postretirement Benefits

Our unfunded postretirement plan provides healthcare and life insurance benefits for eligible retirees of Transtar and their dependents. Depending on retirement date and employee classification, certain healthcare plans contain contribution and cost-sharing features such as deductibles and co-insurance. The remaining healthcare and life insurance plans are non-contributory. In the second quarter of 2024, we amended our postretirement benefit plan to change benefits provided to certain employees.

The following table summarizes the changes in our projected benefit obligation and plan assets as of December 31, 2025 and 2024. Service costs are recorded in Operating expenses, while other net costs are recorded in Other income in the Consolidated Statements of Operations.

	Year Ended December 31,			
	2025		2024	
	Pension Benefits	Postretirement Benefits	Pension Benefits	Postretirement Benefits
Projected Benefit Obligation				
Projected benefit obligation, beginning of period	**$ 15,484**	**$ 5,656**	$ 12,282	$ 32,604
Plan amendment	**—**	**1,183**	40	(21,788)
Service costs	**1,477**	**357**	1,560	800
Interest costs	**910**	**367**	731	700
Actuarial losses (gains)	**1,104**	**102**	1,068	(6,570)
Benefit paid	**(418)**	**(131)**	(197)	(90)
Projected benefit obligation, end of period	**$ 18,557**	**$ 7,534**	$ 15,484	$ 5,656
Plan Assets				
Fair value of plan assets, beginning of period	**$ 5,233**	**$ —**	$ 3,188	$ —
Actual return on plan assets	**514**	**—**	301	—
Employer contributions	**2,756**	**131**	1,941	—
Other benefits paid	**(418)**	**(131)**	(197)	—
Fair value of plan assets, end of period	**$ 8,085**	**$ —**	$ 5,233	$ —
Funded status at end of year	**$ (10,472)**	**$ (7,534)**	$ (10,251)	$ (5,656)

(Dollars in tables in thousands, unless otherwise noted)

As of December 31, 2025 and 2024, the following amounts were recognized in the Consolidated Balance Sheets:

	Year Ended December 31,			
	2025		2024	
	Pension Benefits	Postretirement Benefits	Pension Benefits	Postretirement Benefits
Current liabilities	**$ —**	**$ 274**	$ —	$ 143
Non-current liabilities	**10,472**	**7,260**	10,251	5,513
Net amounts recognized at end of period	**$ 10,472**	**$ 7,534**	$ 10,251	$ 5,656

Our retirement plan costs (benefits) for the years ended December 31, 2025, 2024 and 2023 were $2.1 million, $2.1 million and $1.9 million for pension benefits and $(1.4) million, $— million and $3.4 million for postretirement benefits, respectively.

The following table summarizes the components of net periodic pension cost and other amounts recognized in Other comprehensive income in the Consolidated Statements of Comprehensive (Loss) Income for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,					
	2025		2024		2023	
	Pension Benefits	Postretirement Benefits	Pension Benefits	Postretirement Benefits	Pension Benefits	Postretirement Benefits
Prior service cost (credit)	**$ —**	**$ 1,183**	$ 40	$ (21,789)	$ —	$ —
Amortization of prior service cost	**(8)**	**1,739**	—	1,107	—	(159)
Actuarial loss (gain)	**906**	**102**	970	(6,570)	1,432	893
Amortization of actuarial gain	**—**	**432**	—	390	61	—
Total recognized in other comprehensive loss (income)	**$ 898**	**$ 3,456**	$ 1,010	$ (26,862)	$ 1,493	$ 734

Weighted-average assumptions used to determine the estimated benefit obligation and period costs as of and for the year ended December 31, 2025, 2024 and 2023 are as follows:

	Year Ended December 31,					
	2025		2024		2023	
	Pension Benefits	Postretirement Benefits	Pension Benefits	Postretirement Benefits	Pension Benefits	Postretirement Benefits
Weighted-average assumptions used to determine pension benefit obligation:						
Discount rate	**5.52 %**	**5.39 %**	5.65 %	5.63 %	5.06 %	5.06 %
Rate of compensation increase	**3.50 %**	**N/A**	3.50 %	N/A	3.50 %	N/A
Initial healthcare cost trend rate	**N/A**	**— %**	N/A	3.61 %	N/A	7.50 %
Ultimate healthcare cost trend rate	**N/A**	**4.04 %**	N/A	4.04 %	N/A	4.04 %
Year ultimate healthcare cost trend rate is reached	**N/A**	**2075**	N/A	2075	N/A	2075
Weighted-average assumptions used to determine net periodic pension and postretirement costs:						
Discount rate	**5.65 %**	**5.63 %**	5.06 %	5.50 %	5.31 %	5.29 %
Expected long-term return on plan assets	**5.00 %**	**N/A**	5.00 %	N/A	N/A	N/A
Rate of compensation increases	**3.50 %**	**N/A**	3.50 %	N/A	3.50 %	N/A
Average future working lifetime	**9.58 years**	**12.34 years**	9.89 years	11.27 years	10.50 years	9.24 years
Initial healthcare cost trend rate	**N/A**	**3.61 %**	N/A	7.50 %	N/A	5.80 %
Ultimate healthcare cost trend rate	**N/A**	**4.04 %**	N/A	4.04 %	N/A	3.94 %
Year ultimate healthcare cost trend rate is reached	**N/A**	**2075**	N/A	2075	N/A	2075

(Dollars in tables in thousands, unless otherwise noted)

The expected return on asset assumption is based on a forward-looking assessment of expected returns by asset class. The expected return produced by the investments within the fund is net of expected administrative expenses to be paid from the plan. The expected return assumption is also consistent with the long-term return goal of the investment policy.

The following benefit payments, which reflect expected future service and compensation increases, as appropriate, are expected to be made from the Transtar defined benefit plans:

	Pension Benefits	Postretirement Benefits
2026	$ 737	$ 281
2027	1,026	353
2028	1,314	438
2029	1,594	493
2030	1,537	519
Years 2031-2035	9,269	3,702

The pension plan assets are invested in accordance with the Investment Policy Statement as approved by the Investment Committee. The pension plan assets are held in a master trust that is invested in pooled separate accounts. The assets are valued at fair value and are classified as a Level 2 investment. The separate accounts are valued at fair value based on the underlying equity, fixed income, or short-term instruments held by each account. The separate accounts classified as equity or fixed income funds track the composition and performance of widely used indices and invest in instruments representative of those indices. The fair value of the holdings of each separate account are used to determine the net asset value. We expect to make $3.1 million of contributions to the pension plan during 2026.

The targets and actual allocations for the pension plan assets as of the year ended December 31, 2025 and 2024 are as follows:

	Actual		Target Asset Allocation	
	2025	**2024**	**2025**	**2024**
U.S. large cap equity	**30 %**	31 %	**30 %**	30 %
U.S. small/mid cap equity	**26 %**	25 %	**25 %**	25 %
U.S. investment grade fixed income and cash equivalents	**44 %**	44 %	**45 %**	45 %

15. INCOME TAXES

The current and deferred components of the income tax provision (benefit) included in the Consolidated Statements of Operations are as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
Current:			
Federal	**$ —**	$ (1)	$ 7
State and local	**2,446**	1,394	447
Total current provision	**2,446**	1,393	454
Deferred:			
Federal	**(4,468)**	(256)	1,082
State and local	**(1,296)**	2,176	934
Total deferred provision	**(5,764)**	1,920	2,016
Total:			
Federal	**(4,468)**	(257)	1,089
State and local	**1,150**	3,570	1,381
Total provision	**$ (3,318)**	$ 3,313	$ 2,470

(Dollars in tables in thousands, unless otherwise noted)

Taxable income or loss generated by us and our corporate subsidiaries is subject to U.S. federal and state corporate income tax in locations where they conduct business.

A valuation allowance has been established against our net U.S. federal and state deferred tax assets, including net operating loss carryforwards. As a result, our income tax provision is primarily related to separate company state taxes, deferred taxes for tax deductible goodwill, and deferred taxes for certain long-lived assets.

Our effective tax rate differs from the U.S. federal tax rate of 21% primarily due to an increase in the valuation allowances against a significant portion of the deferred tax assets of our corporate subsidiaries, the effects of the derecognition of a deferred tax liability for an equity method investment upon obtaining control of such entity, and the reclassification of certain tax benefits from Accumulated other comprehensive loss. The tax benefit for the year ended December 31, 2025 included a reclassification of the taxes from Accumulated other comprehensive loss in the Consolidated Balance Sheet to (Benefit from) provision for income taxes in the Consolidated Statements of Operations resulting from the acquisition of Long Ridge Energy & Power LLC in February 2025.

The Company has elected to prospectively adopt the guidance in ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, or ASU 2023-09. The following table is a reconciliation of the U.S. federal statutory rate of 21% to the Company's effective rate for the year ended December 31, 2025, in accordance with ASU 2023-09:

	Year Ended December 31, 2025	
	Amount	**Percent**
U.S. federal tax at statutory rate	**$ (32,405)**	**21.00 %**
Nontaxable or nondeductible items:		
Nontaxable earnings from equity investment	**(1,937)**	**1.26 %**
Nondeductible transaction costs	**2,195**	**(1.42)%**
Other	**(1,075)**	**0.70 %**
Valuation allowance	**55,297**	**(35.83)%**
Other:		
Tax effects of acquiring control of Long Ridge Energy & Power LLC	**(21,054)**	**13.65 %**
Deferred tax remeasurement	**(5,497)**	**3.56 %**
Other	**522**	**(0.35)%**
State and local income taxes, net of federal income tax [(1)]	**636**	**(0.41)%**
Provision for income taxes	**$ (3,318)**	**2.16 %**

[(1)] State taxes in Pennsylvania, Texas and Indiana made up the majority (greater than 50%) of the tax effect in this category.

The following table is a reconciliation of the U.S. federal statutory rate of 21% to the Company's effective rate for the years ended December 31, 2024 and 2023:

	Year Ended December 31,	
	2024	**2023**
U.S. federal tax at statutory rate	21.00 %	21.00 %
State and local taxes	(1.11)%	1.79 %
Noncontrolling interest	(1.66)%	(2.17)%
Deferred adjustment	(5.17)%	(3.71)%
Other	0.33 %	(0.61)%
Change in valuation allowance	(14.65)%	(17.88)%
Provision for income taxes	(1.26)%	(1.58)%

(Dollars in tables in thousands, unless otherwise noted)

Significant components of our deferred tax assets and liabilities are as follows:

	December 31,	
	2025	**2024**
Deferred tax assets:		
Net operating loss carryforwards	**$ 268,055**	$ 189,612
Accrued expenses	**21,933**	13,331
Interest expense	**128,152**	84,348
Operating lease liabilities	**13,544**	84,774
Derivative	**97,043**	—
Investment in partnerships	**20,470**	14,894
Other	**27,517**	19,062
Total deferred tax assets	**576,714**	406,021
Less valuation allowance	**(304,055)**	(249,223)
Net deferred tax assets	**272,659**	156,798
Deferred tax liabilities:		
Fixed assets and goodwill	**(461,321)**	(73,458)
Operating lease right-of-use assets	**(85,722)**	(72,664)
Other	**(24,969)**	(20,315)
Net deferred tax liabilities	**$ (299,353)**	$ (9,639)

Deferred tax assets and liabilities are reported net in Other assets or Other liabilities in the Consolidated Balance Sheets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We have analyzed our deferred tax assets and have determined, based on the weight of available evidence, that it is more likely than not that a significant portion will not be realized. Accordingly, valuation allowances have been recognized as of December 31, 2025, 2024, and 2023 of $304.1 million, $249.2 million, and $215.1 million, respectively, related to certain deductible temporary differences and net operating loss carryforwards.

A summary of the changes in the valuation allowance is as follows:

	December 31,		
	2025	**2024**	**2023**
Valuation allowance at beginning of period	**$ 249,223**	$ 215,082	$ 214,003
Change in current year	**54,832**	34,141	1,079
Valuation allowance at end of period	**$ 304,055**	$ 249,223	$ 215,082

As of December 31, 2025, certain of our corporate subsidiaries had U.S. federal and state net operating loss carryforwards of approximately $1.2 billion and $290.8 million, respectively, that are available to offset future taxable income. In regards to federal net operating loss carryforwards, $168.5 million of these carryforwards will begin to expire in the year 2032 and $1.0 billion of these carryforwards have no expiration date. As for state and local net operating loss carryforwards, $279.0 million of these carryforwards will begin to expire in the year 2028, while $12.0 million have no expiration date. The utilization of the net operating loss carryforwards to reduce future income taxes will depend on the relevant corporate subsidiary's ability to generate sufficient taxable income prior to the expiration of the carryforward period, if any. In addition, the maximum annual use of net operating loss carryforwards may be limited after certain changes in stock ownership.

As of and for the year ended December 31, 2025, we had not established a liability for uncertain tax positions as no such positions existed. In general, our tax returns and the tax returns of our corporate subsidiaries are subject to U.S. federal, state and local income tax examinations by tax authorities. Generally, we are not subject to examination by taxing authorities for tax years prior to 2021.

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted in the U.S. The OBBBA includes significant changes to the U.S. federal tax law, such as an elective deduction for domestic research and experimental expenditures, and changes to interest expense limitations under Internal Revenue Code section 163(j). We have incorporated these amendments into the income tax provision which did not have a material impact on the Company’s effective tax rate.

(Dollars in tables in thousands, unless otherwise noted)

16. MANAGEMENT AGREEMENT AND AFFILIATE TRANSACTIONS

We are externally managed by the Manager. The Manager is paid annual fees and incentive fees in exchange for advising us on various aspects of our business, formulating our investment strategies, arranging for the acquisition and disposition of assets, arranging for financing, monitoring performance, and managing our day-to-day operations, inclusive of all costs incidental thereto. In addition, the Manager may be reimbursed for various expenses incurred by the Manager on our behalf, including the costs of legal, accounting and other administrative activities. On July 31, 2022, in connection with the spin-off, we and the Manager entered into the Management Agreement with an initial term of six years.

The Manager is entitled to a management fee, incentive fees (comprised of an Income Incentive Fee and a Capital Gains Incentive Fee, described below) and reimbursement of certain expenses. The management fee is determined by taking the average value of total equity (including preferred stock and excluding non-controlling common interests) of the Company determined on a consolidated basis in accordance with U.S. GAAP at the end of the two most recently completed months multiplied by an annual rate of 1.50%, and is payable monthly in arrears in cash.

The Income Incentive Fee is calculated and distributable quarterly in arrears based on the pre-incentive fee net income for the immediately preceding calendar quarter (the “Income Incentive Fee”). For this purpose, pre-incentive fee net income means, with respect to a calendar quarter, net income attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock during such quarter calculated in accordance with U.S. GAAP excluding our pro rata share of (1) realized or unrealized gains and losses, and (2) certain non-cash or one-time items, and (3) any other adjustments as may be approved by the independent directors. Pre-incentive allocation net income does not include any Income Incentive Fee or Capital Gains Incentive Fee (described below) paid to the Manager during the relevant quarter.

The Manager is entitled to an Income Incentive Fee with respect to its pre-incentive fee net income in each calendar quarter as follows: (1) no Income Incentive Fee in any calendar quarter in which pre-incentive fee net income, expressed as a rate of return on the average value of the Company’s net equity capital (excluding non-controlling interests) at the end of the two most recently completed calendar quarters, does not exceed 2% for such quarter (8% annualized); (2) 100% of pre-incentive fee net income of the Company with respect to that portion of such pre-incentive fee net income, if any, that equals or exceeds 2% but does not exceed 2.2223% for such quarter; and (3) 10% of pre-incentive fee net income of the Company, if any, that exceeds 2.2223% for portions of such quarter. These calculations will be prorated for any periods of less than three months.

The Capital Gains Incentive Fee is calculated and paid in arrears as of the end of each calendar year and is equal to 10% of our pro rata share of cumulative realized gains from the date of the spin-off through the end of the applicable calendar year, net of our pro rata share of cumulative realized or unrealized losses, the cumulative non-cash portion of equity-based compensation expenses and all realized gains upon which prior performance-based Capital Gains Incentive Fee payments were made to the Manager.

The Management fee, Income Incentive Fee, and Capital Gains Incentive Fee that are attributable to the operations of FTAI Infrastructure is recorded in the Management fees and incentive allocation to affiliate on the Consolidated Statements of Operations. These amounts are allocated on the following basis:

Management fee—Management fee is allocated to FTAI Infrastructure by applying the calculation methodology described above to the equity of FTAI Infrastructure included in these consolidated financial statements.

Income Incentive Allocation and Capital Gains Incentive Allocation—The Income Incentive Fee and Capital Gains Incentive Fee are allocated to FTAI Infrastructure by applying the allocation calculation methodology described above to FTAI Infrastructure’s financial results in each respective period.

The following table summarizes the management fees, income incentive allocation and capital gains incentive allocation included in these consolidated financial statements:

	Year Ended December 31,		
	2025	**2024**	**2023**
Management fee	**$ 14,714**	$ 11,318	$ 12,467
Income incentive fee	**—**	—	—
Capital gains incentive fee	**—**	—	—
Total	**$ 14,714**	$ 11,318	$ 12,467

For periods post-spin, we pay all of our operating expenses, except those specifically required to be borne by the Manager under the Management Agreement. For periods pre-spin, the Former Parent paid all of its operating expenses, except those specifically required to be borne by the Manager under the management agreement between the Former Parent and the Manager. The expenses required to be paid by the Company include, but are not limited to, issuance and transaction costs incident to the acquisition, disposition and financing of its assets, legal and auditing fees and expenses, the compensation and expenses of the Company’s independent directors, the costs associated with the establishment and maintenance of any credit facilities and other indebtedness (including commitment fees, legal fees, closing costs, etc.), expenses associated with other securities offerings, costs and expenses incurred in contracting with third parties (including affiliates of the Manager), the costs of printing and mailing

(Dollars in tables in thousands, unless otherwise noted)

proxies and reports to the stockholders, costs incurred by the Manager or its affiliates for travel on our behalf, costs associated with any computer software or hardware that is used by the Company, costs to obtain liability insurance to indemnify the Company's directors and officers and the compensation and expenses of the transfer agent.

We pay or reimburse the Manager and its affiliates for performing certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform, provided that such costs and reimbursements are no greater than those which would be paid to outside professionals or consultants. The Manager is responsible for all of its other costs incident to the performance of its duties under the Management Agreement, including compensation of the Manager's employees, rent for facilities and other "overhead" expenses; we do not reimburse the Manager for these expenses.

The following table summarizes our reimbursements to the Manager:

	Year Ended December 31,		
	2025	**2024**	**2023**
Classification in the Consolidated Statements of Operations:			
General and administrative	**$ 6,352**	$ 5,597	$ 5,598
Acquisition and transaction expenses	**5,198**	1,452	1,222
Total	**$ 11,550**	$ 7,049	$ 6,820

If we terminate the Management Agreement, we will generally be required to pay the Manager a termination fee. Pursuant to the terms of the Management Agreement, the termination fee is equal to the amount of the management fee during the 12 months immediately preceding such termination and an amount equal to the Income Incentive Fee and the Capital Gains Incentive Fee that would be paid to the Manager if the Company's assets were sold for cash at their then current fair market value (as determined by an appraisal, taking into account, among other things, the expected future value of the underlying investments).

Upon the successful completion of an offering of our common stock or other equity securities (including securities issued as consideration in an acquisition), we grant the Manager options to purchase common stock in an amount equal to 10% of the number of common stock being sold in the offering (or if the issuance relates to equity securities other than our common stock, options to purchase an amount of common stock equal to 10% of the gross capital raised in the equity issuance divided by the fair market value of our common stock as of the date of issuance), with an exercise price equal to the offering price per share paid by the public or other ultimate purchaser or attributed to such securities in connection with an acquisition (or the fair market value of our common stock as of the date of the equity issuance if it relates to equity securities other than our common stock). Any ultimate purchaser of common stock for which such options are granted may be an affiliate of Fortress. In connection with the spin-off, we issued 10.9 million options to purchase common stock to the Manager, with a term of 10 years and strike price of $2.76 as compensation for services rendered in connection with the Redeemable Preferred Stock raise, as discussed in Notes 18 and 19. On August 12, 2024, 8.7 million Manager options were exercised. In February 2025, we issued 2.9 million options to purchase common stock to the Manager, with a term of 10 years and a strike price of $5.61 as compensation for services rendered in connection with the offering of Series B Preferred stock as discussed in Note 18.

The following table summarizes amounts due to the Manager, which are included within Accounts payable and accrued liabilities in the Consolidated Balance Sheets:

	December 31,	
	2025	**2024**
Accrued management fee	**$ 12,172**	$ 5,541
Other payables	**9,181**	4,047

As of December 31, 2025 and 2024, there were no receivables from the Manager.

Other Affiliate Transactions

As of December 31, 2025 and 2024, certain employees of the Manager and their related parties collectively own an approximately 20% interest in Jefferson Terminal which has been accounted for as a component of non-controlling interest in consolidated subsidiaries in the accompanying consolidated financial statements. The carrying amount of this non-controlling interest as of December 31, 2025 and 2024 was $(162.8) million and $(119.5) million, respectively. In April 2024, we made a pro-rata distribution of $15.0 million to the non-controlling interest holders of our Jefferson Terminal segment.

FTAI INFRASTRUCTURE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)

The following table presents the amount of this non-controlling interest share of net loss:

	Year Ended December 31,		
	2025	2024	2023
Non-controlling interest share of net loss	$ (43,261)	$ (41,490)	$ (36,918)

In July 2020, we purchased a 14% interest in FYX from an affiliate of our Manager, which retained a non-controlling interest in FYX subsequent to the transaction. In May 2022, FTAI purchased an additional 51% interest in FYX from an unrelated third party for a purchase price of $4.6 million, which resulted in our ownership of a majority stake in the entity. In March 2023, we purchased the remaining non-controlling interest of FYX from an affiliate of our Manager for a purchase price of $4.4 million. This resulted in 100% ownership in FYX and the elimination of any non-controlling interest in FYX.

In October 2022, we entered into a shareholder loan agreement with Long Ridge. Refer to Notes 3 and 6 for additional information.

The Company subleases a portion of office space from an entity controlled by certain employees of the Manager since February 2023. For the years ended December 31, 2025 and 2024, the Company incurred approximately $0.5 million of rent and office related expenses, respectively.

On May 14, 2024, certain members of Fortress management and affiliates of Mubadala Investment Company, through its wholly owned asset management subsidiary, Mubadala Capital ("Mubadala"), completed their acquisition of 100% of the equity of Fortress. Fortress continues to operate as an independent investment manager under the Fortress brand, with autonomy over investment processes and decision making, personnel and operations.

17. SEGMENT INFORMATION

During the first quarter of 2023, we modified our definition of Adjusted EBITDA to exclude the impact of other non-recurring items, such as severance expense. All segment data and related disclosures for earlier periods presented herein have been recast to reflect this segment reporting structure.

Our reportable segments represent strategic business units comprised of investments in different types of infrastructure assets. We have five reportable segments which operate in infrastructure businesses across several market sectors, all in North America. Our reportable segments are (i) Railroad, (ii) Jefferson Terminal, (iii) Repauno, (iv) Power and Gas and (v) Sustainability and Energy Transition. The Railroad segment is comprised of eight freight railroads and one switching company that provide rail service to certain manufacturing and production facilities, which includes the newly acquired The Wheeling Corporation as of the third quarter of 2025 (refer to Note 3 for additional details). The Jefferson Terminal segment consists of a multi-modal crude oil and refined products terminal, Jefferson Terminal South and other related assets. The Repauno segment consists of a 1,630-acre deep-water port located along the Delaware River with an underground storage cavern, a multipurpose dock, a rail-to-ship transloading system and multiple industrial development opportunities. The Power and Gas segment is comprised of Long Ridge, which is a 1,660-acre multi-modal terminal located along the Ohio River with rail, dock, and multiple industrial development opportunities, including a power plant in operation. The Sustainability and Energy Transition segment is comprised of Aleon/Gladieux, Clean Planet, and CarbonFree, and all three investments are development stage businesses focused on sustainability and recycling.

Corporate and Other primarily consists of unallocated corporate general and administrative expenses, management fees, debt and redeemable preferred stock. Additionally, Corporate and Other includes an operating company that provides roadside assistance services for the intermodal and over-the-road trucking industries. As of the second quarter of 2025, we have moved KRS, a railcar cleaning operation, from the Railroad segment to the Corporate and Other segment. As the chief operating decision maker ("CODM") focuses on Transtar and Wheeling, a pure railroad business, within the Railroad segment results, we believe the change in segment for KRS better aligns with how the CODM reviews overall segment results. Due to the immateriality of the results of KRS, we will apply this change prospectively.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The CODM evaluates investment performance for each reportable segment primarily based on Adjusted EBITDA. Our company's CODM is our Chief Executive Officer, who uses Adjusted EBITDA as it serves as a consistent measure for comparing profitability between periods and across segments, independent of each segment's capital structure, which may vary materially, and because it neutralizes one-time or other non-operational items. Decisions regarding resource allocation are made based on Adjusted EBITDA performance, together with other relevant factors, including but not limited to, market dynamics, growth opportunities and expected future performance.

Adjusted EBITDA is defined as net income (loss) attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock, adjusted (a) to exclude the impact of provision for (benefit from) income taxes, equity-based compensation expense, acquisition and transaction expenses, losses on the modification or extinguishment of debt and capital lease obligations, changes in fair value of non-hedge derivative instruments, asset impairment charges, incentive allocations, depreciation and amortization expense, interest expense, interest and other costs on pension and OPEB liabilities, dividends and accretion of redeemable preferred stock, and other non-recurring items, (b) to include the impact of our pro-rata share of Adjusted EBITDA from unconsolidated entities, and (c) to exclude the impact of equity in earnings (losses) of unconsolidated entities and the non-controlling share of Adjusted EBITDA.

We believe that net income (loss) attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock, as defined by U.S. GAAP, is the most appropriate earnings measure with which to reconcile Adjusted EBITDA. Adjusted EBITDA should not be considered as an alternative to net income (loss) attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock as determined in accordance with U.S. GAAP.

(Dollars in tables in thousands, unless otherwise noted)

The following tables set forth certain information for each reportable segment as provided to and evaluated by the CODM:

I. For the Year Ended December 31, 2025

	Year Ended December 31, 2025						
		Ports and Terminals					
	Railroad	Jefferson Terminal	Repauno	Power and Gas	Sustainability and Energy Transition	Corporate and Other	Total
Revenues							
Total revenues	$ 172,940	$ 85,658	$ 10,991	$ 179,331	$ —	$ 53,600	502,520
Expenses							
Operating expenses	91,587	68,618	22,733	62,432	2	54,215	299,587
General and administrative	—	—	—	—	—	16,222	16,222
Acquisition and transaction expenses	3,607	68	4,253	6,594	249	12,367	27,138
Management fees and incentive allocation to affiliate	—	—	—	—	—	14,714	14,714
Depreciation and amortization	21,273	46,197	9,973	54,236	—	810	132,489
Asset impairment	4,401	—	—	—	—	—	4,401
Total expenses	120,868	114,883	36,959	123,262	251	98,328	494,551
Other income (expense)							
Equity in earnings (losses) of unconsolidated entities	9,223	—	—	10,588	(7,558)	50	12,303
(Loss) gain on sale of assets, net	(79)	—	—	119,952	8,969	—	128,842
Loss on modification or extinguishment of debt	—	(748)	(3,324)	(77)	—	(55,174)	(59,323)
Interest expense	(883)	(65,130)	(6,943)	(88,490)	—	(104,468)	(265,914)
Other income	6,144	3,926	4,475	4,232	1,842	132	20,751
Total other income (expense)	14,405	(61,952)	(5,792)	46,205	3,253	(159,460)	(163,341)
Income (loss) before income taxes	66,477	(91,177)	(31,760)	102,274	3,002	(204,188)	(155,372)
Provision for (benefit from) income taxes	5,937	(1,873)	714	(7,524)	—	(572)	(3,318)
Net income (loss)	60,540	(89,304)	(32,474)	109,798	3,002	(203,616)	(152,054)
Less: Net income (loss) attributable to non-controlling interests in consolidated subsidiaries	116	(43,261)	(1,709)	(26)	—	—	(44,880)
Less: Preferred dividends and accretion on redeemable non-controlling interests	44,607	—	—	—	—	—	44,607
Less: Dividends and accretion of redeemable preferred stock	—	—	—	—	—	55,622	55,622
Net income (loss) attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock	$ 15,817	$ (46,043)	$ (30,765)	$ 109,824	$ 3,002	$ (259,238)	$ (207,403)

(Dollars in tables in thousands, unless otherwise noted)

The following table sets forth a reconciliation of Adjusted EBITDA to net income (loss) attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock:

	Year Ended December 31, 2025						
		Ports and Terminals					
	Railroad	Jefferson Terminal	Repauno	Power and Gas	Sustainability and Energy Transition	Corporate and Other	Total
Adjusted EBITDA	**$ 110,975**	**$ 43,625**	**$ (4,775)**	**$ 232,990**	**$ 8,506**	**$ (30,097)**	**$ 361,224**
Add: Non-controlling share of Adjusted EBITDA	524	27,028	1,492	337	—	—	29,381
Add: Equity in earnings (losses) of unconsolidated entities	9,223	—	—	10,588	(7,558)	50	12,303
Less: Interest and other costs on pension and OPEB liabilities	887	—	—	—	—	—	887
Less: Dividends and accretion of redeemable preferred stock	(44,607)	—	—	—	—	(55,622)	(100,229)
Less: Pro-rata share of Adjusted EBITDA from unconsolidated entities	(26,713)	—	—	(6,503)	2,303	38	(30,875)
Less: Interest expense	(883)	(65,130)	(6,943)	(88,490)	—	(104,468)	(265,914)
Less: Depreciation and amortization expense	(21,273)	(51,128)	(9,973)	(34,144)	—	(810)	(117,328)
Less: Incentive allocations	—	—	—	—	—	—	—
Less: Asset impairment charges	(4,401)	—	—	—	—	—	(4,401)
Less: Changes in fair value of non-hedge derivative instruments	4,234	—	—	(171)	—	—	4,063
Less: Losses on the modification or extinguishment of debt and capital lease obligations	—	(748)	(3,324)	(77)	—	(55,174)	(59,323)
Less: Acquisition and transaction expenses	(3,607)	(68)	(4,253)	(6,594)	(249)	(12,367)	(27,138)
Less: Equity-based compensation expense	(2,300)	(1,495)	(1,240)	(5,636)	—	(405)	(11,076)
Less: (Provision for) benefit from income taxes	(5,937)	1,873	(714)	7,524	—	572	3,318
Less: Other non-recurring items	(305)	—	(1,035)	—	—	(955)	(2,295)
Net income (loss) attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock	**$ 15,817**	**$ (46,043)**	**$ (30,765)**	**$ 109,824**	**$ 3,002**	**$ (259,238)**	**$ (207,403)**

(Dollars in tables in thousands, unless otherwise noted)

II. For the Year Ended December 31, 2024

	Year Ended December 31, 2024						
		Ports and Terminals					
	Railroad	Jefferson Terminal	Repauno	Power and Gas	Sustainability and Energy Transition	Corporate and Other	Total
Revenues							
Total revenues	$ 180,027	$ 80,646	$ 15,824	$ —	$ —	$ 55,000	331,497
Expenses							
Operating expenses	97,207	71,203	23,483	2,190	7	53,584	247,674
General and administrative	—	—	—	—	—	14,798	14,798
Acquisition and transaction expenses	526	23	—	2,293	17	2,598	5,457
Management fees and incentive allocation to affiliate	—	—	—	—	—	11,318	11,318
Depreciation and amortization	20,200	47,872	9,914	—	—	1,424	79,410
Asset impairment	—	—	—	—	72,336	—	72,336
Total expenses	117,933	119,098	33,397	4,483	72,360	83,722	$ 430,993
Other (expense) income							
Equity in (losses) earnings of unconsolidated entities	—	—	—	(37,146)	(18,390)	40	(55,496)
(Loss) gain on sale of assets, net	(704)	3,074	—	—	—	—	2,370
Loss on modification or extinguishment of debt	—	(8,925)	—	—	—	—	(8,925)
Interest expense	(306)	(49,001)	(1,617)	—	—	(71,184)	(122,108)
Other income	770	5,515	—	12,430	2,167	22	20,904
Total other expense	(240)	(49,337)	(1,617)	(24,716)	(16,223)	(71,122)	(163,255)
Income (loss) before income taxes	61,854	(87,789)	(19,190)	(29,199)	(88,583)	(99,844)	(262,751)
Provision for (benefit from) income taxes	4,692	(1,667)	(431)	—	—	719	3,313
Net income (loss)	57,162	(86,122)	(18,759)	(29,199)	(88,583)	(100,563)	(266,064)
Less: Net income (loss) attributable to non-controlling interests in consolidated subsidiaries	245	(41,491)	(1,173)	—	—	—	(42,419)
Less: Dividends and accretion of redeemable preferred stock	—	—	—	—	—	70,814	70,814
Net income (loss) attributable to stockholders	$ 56,917	$ (44,631)	$ (17,586)	$ (29,199)	$ (88,583)	$ (171,377)	$ (294,459)

(Dollars in tables in thousands, unless otherwise noted)

The following table sets forth a reconciliation of Adjusted EBITDA to net income (loss) attributable to stockholders:

	Year Ended December 31, 2024						
		Ports and Terminals					
	Railroad	Jefferson Terminal	Repauno	Power and Gas	Sustainability and Energy Transition	Corporate and Other	Total
Adjusted EBITDA	$ 84,254	$ 41,967	$ (5,186)	$ 40,246	$ (9,485)	$ (24,208)	$ 127,588
Add: Non-controlling share of Adjusted EBITDA	122	26,264	808	—	—	—	27,194
Add: Equity in (losses) earnings of unconsolidated entities	—	—	—	(37,146)	(18,390)	40	(55,496)
Less: Interest and other costs on pension and OPEB liabilities	66	—	—	—	—	—	66
Less: Dividends and accretion of redeemable preferred stock	—	—	—	—	—	(70,814)	(70,814)
Less: Pro-rata share of Adjusted EBITDA from unconsolidated entities	—	—	—	(30,006)	9,710	24	(20,272)
Less: Interest expense	(306)	(49,001)	(1,617)	—	—	(71,184)	(122,108)
Less: Depreciation and amortization expense	(20,200)	(52,347)	(9,914)	—	—	(1,424)	(83,885)
Less: Incentive allocations	—	—	—	—	—	—	—
Less: Asset impairment charges	—	—	—	—	(70,401)	—	(70,401)
Less: Changes in fair value of non-hedge derivative instruments	—	—	—	—	—	—	—
Less: Losses on the modification or extinguishment of debt and capital lease obligations	—	(8,925)	—	—	—	—	(8,925)
Less: Acquisition and transaction expenses	(526)	(23)	—	(2,293)	(17)	(2,598)	(5,457)
Less: Equity-based compensation expense	(1,801)	(4,233)	(2,108)	—	—	(494)	(8,636)
Less: (Provision for) benefit from income taxes	(4,692)	1,667	431	—	—	(719)	(3,313)
Less: Other non-recurring items	—	—	—	—	—	—	—
Net income (loss) attributable to stockholders	$ 56,917	$ (44,631)	$ (17,586)	$ (29,199)	$ (88,583)	$ (171,377)	$ (294,459)

(Dollars in tables in thousands, unless otherwise noted)

III. For the Year Ended December 31, 2023

	Year Ended December 31, 2023						
		Ports and Terminals					
	Railroad	Jefferson Terminal	Repauno	Power and Gas	Sustainability and Energy Transition	Corporate and Other	Total
Revenues							
Total revenues	$ 169,445	$ 72,146	$ 10,691	$ —	$ —	$ 68,190	320,472
Expenses							
Operating expenses	92,972	66,576	22,203	2,726	29	69,166	253,672
General and administrative	—	—	—	—	—	12,833	12,833
Acquisition and transaction expenses	737	1,370	—	94	1	1,938	4,140
Management fees and incentive allocation to affiliate	—	—	—	—	—	12,467	12,467
Depreciation and amortization	19,590	48,916	9,336	—	—	3,150	80,992
Asset impairment	743	—	—	—	—	—	743
Total expenses	114,042	116,862	31,539	2,820	30	99,554	364,847
Other (expense) income							
Equity in (losses) earnings of unconsolidated entities	—	—	—	(9,949)	(14,814)	56	(24,707)
(Loss) gain on sale of assets, net	(437)	7,292	—	—	—	—	6,855
Loss on modification or extinguishment of debt	(937)	—		—	—	(1,099)	(2,036)
Interest expense	(2,284)	(32,443)	(2,557)	(3)	—	(62,316)	(99,603)
Other (expense) income	(2,164)	(1,302)	—	7,523	2,529	—	6,586
Total other expense	(5,822)	(26,453)	(2,557)	(2,429)	(12,285)	(63,359)	(112,905)
Income (loss) before income taxes	49,581	(71,169)	(23,405)	(5,249)	(12,315)	(94,723)	(157,280)
(Benefit from) provision for income taxes	(561)	2,468	496	—	—	67	2,470
Net income (loss)	50,142	(73,637)	(23,901)	(5,249)	(12,315)	(94,790)	(159,750)
Less: Net income (loss) attributable to non-controlling interests in consolidated subsidiaries	143	(36,917)	(1,412)	—	—	(228)	(38,414)
Less: Dividends and accretion of redeemable preferred stock	—	—	—	—	—	62,400	62,400
Net income (loss) attributable to stockholders	$ 49,999	$ (36,720)	$ (22,489)	$ (5,249)	$ (12,315)	$ (156,962)	$ (183,736)

(Dollars in tables in thousands, unless otherwise noted)

The following table sets forth a reconciliation of Adjusted EBITDA to net income (loss) attributable to stockholders:

	Year Ended December 31, 2023						
		Ports and Terminals					
	Railroad	Jefferson Terminal	Repauno	Power and Gas	Sustainability and Energy Transition	Corporate and Other	Total
Adjusted EBITDA	$ 78,521	$ 35,694	$ (8,061)	$ 34,784	$ (7,253)	$ (26,163)	$ 107,522
Add: Non-controlling share of Adjusted EBITDA	71	20,328	856	—	—	260	21,515
Add: Equity in (losses) earnings of unconsolidated entities	—	—	—	(9,949)	(14,814)	56	(24,707)
Less: Interest and other costs on pension and OPEB liabilities	(2,130)	—	—	—	—	—	(2,130)
Less: Dividends and accretion of redeemable preferred stock	—	—	—	—	—	(62,400)	(62,400)
Less: Pro-rata share of Adjusted EBITDA from unconsolidated entities	—	—	—	(29,987)	9,753	25	(20,209)
Less: Interest expense	(2,284)	(32,443)	(2,557)	(3)	—	(62,316)	(99,603)
Less: Depreciation and amortization expense	(19,590)	(49,465)	(9,336)	—	—	(3,150)	(81,541)
Less: Incentive allocations	—	—	—	—	—	—	—
Less: Asset impairment charges	(743)	—	—	—	—	—	(743)
Less: Changes in fair value of non-hedge derivative instruments	—	—	(1,125)	—	—	—	(1,125)
Less: Losses on the modification or extinguishment of debt and capital lease obligations	(937)	—	—	—	—	(1,099)	(2,036)
Less: Acquisition and transaction expenses	(737)	(1,370)	—	(94)	(1)	(1,938)	(4,140)
Less: Equity-based compensation expense	(1,394)	(5,865)	(1,770)	—	—	(170)	(9,199)
Less: Benefit from (provision for) income taxes	561	(2,468)	(496)	—	—	(67)	(2,470)
Less: Other non-recurring items	(1,339)	(1,131)	—	—	—	—	(2,470)
Net income (loss) attributable to stockholders	$ 49,999	$ (36,720)	$ (22,489)	$ (5,249)	$ (12,315)	$ (156,962)	$ (183,736)

(Dollars in tables in thousands, unless otherwise noted)

IV. Balance Sheet

The following tables sets forth the summarized balance sheet. All property, plant and equipment and leasing equipment are located in North America.

	December 31, 2025						
		Ports and Terminals					
	Railroad	Jefferson Terminal	Repauno	Power and Gas	Sustainability and Energy Transition	Corporate and Other	Total
Current assets	$ 90,394	$ 100,455	$ 165,765	$ 84,222	$ 14,716	$ 28,459	$ 484,011
Non-current assets	2,010,137	1,112,460	450,928	1,637,568	32,383	21,174	5,264,650
Total assets	2,100,531	1,212,915	616,693	1,721,790	47,099	49,633	5,748,661
Total debt, net	48,841	959,720	385,759	1,154,374	—	1,225,479	3,774,173
Current liabilities	80,532	121,528	38,964	125,740	910	42,323	409,997
Non-current liabilities	453,909	988,828	390,140	1,334,995	—	1,226,809	4,394,681
Total liabilities	534,441	1,110,356	429,104	1,460,735	910	1,269,132	4,804,678
Redeemable preferred stock	937,578	—	—	—	—	152,642	1,090,220
Non-controlling interests in equity of consolidated subsidiaries	5,996	(174,252)	(4,148)	4,843	—	—	(167,561)
Total equity	628,512	102,559	187,589	261,055	46,189	(1,372,141)	(146,237)
Total liabilities, redeemable preferred stock and equity	$ 2,100,531	$ 1,212,915	$ 616,693	$ 1,721,790	$ 47,099	$ 49,633	$ 5,748,661

	December 31, 2024						
		Ports and Terminals					
	Railroad	Jefferson Terminal	Repauno	Power and Gas	Sustainability and Energy Transition	Corporate and Other	Total
Current assets	$ 48,667	$ 154,752	$ 6,756	$ 6	$ 48	$ 9,622	$ 219,851
Non-current assets	662,241	1,118,886	334,882	116	24,307	14,105	2,154,537
Total assets	710,908	1,273,638	341,638	122	24,355	23,727	2,374,388
Total debt, net	—	974,351	44,250	—	—	569,234	1,587,835
Current liabilities	48,866	131,503	41,136	3,732	20	25,537	250,794
Non-current liabilities	34,348	996,984	47,374	18,240	—	570,292	1,667,238
Total liabilities	83,214	1,128,487	88,510	21,972	20	595,829	1,918,032
Redeemable preferred stock	—	—	—	—	—	381,218	381,218
Non-controlling interests in equity of consolidated subsidiaries	4,722	(130,989)	(1,246)	—	—	—	(127,513)
Total equity	627,694	145,151	253,128	(21,850)	24,335	(953,320)	75,138
Total liabilities, redeemable preferred stock and equity	$ 710,908	$ 1,273,638	$ 341,638	$ 122	$ 24,355	$ 23,727	$ 2,374,388

(Dollars in tables in thousands, unless otherwise noted)

18. REDEEMABLE PREFERRED STOCK

Series A Preferred Stock - Redeemable Preferred Stock

On August 1, 2022, the Company issued and sold 300,000 shares of Series A Redeemable Preferred Stock (the "Series A" or "Series A Preferred Stock") at a price of $1,000 per share and $0.01 par value. The shares were issued at a 3% discount for net proceeds of $291.0 million. The Company also issued two classes of warrants to the preferred stockholders (see Note 19). The fair value of the Series A Preferred Stock and the warrants at issuance were determined to be $242.7 million and $13.8 million, respectively. The Company incurred $16.4 million of issuance costs related to the Series A Preferred Stock and warrants. Additionally, the Company issued options to the Manager with a total fair value of $18.1 million (see Note 16).

In connection with the Wheeling Acquisition and Bridge Financing on August 25, 2025 (the "Preferred Redemption Date"), the Company redeemed all of its outstanding 300,000 shares of Series A Preferred Stock at a redemption price equal to approximately $1,490 per share, for an aggregate payment of approximately $447.1 million in cash using a portion of the net proceeds from the Bridge Loan (see Note 8). Following the redemption, all designations, rights, preferences, powers, qualifications, restrictions and imitations of the Series A Preferred Stock terminated and no shares of Series A Preferred Stock remain outstanding. We recognized a loss on extinguishment of $36.6 million for the redemption of Series A Preferred Stock that was recognized as a return of capital through Additional paid in capital on the Consolidated Balance Sheets.

Series B Preferred Stock - Redeemable Convertible Preferred Stock

On February 26, 2025 (the "Issue Date"), the Company issued 160,000 shares of Series B Redeemable Convertible Preferred Stock (the "Series B" or "Series B Preferred Stock") at a face value of $1,000 per share and $0.01 par value. The shares were issued at par for net consideration of $160.0 million. In connection with the issuance of the Series B Preferred Stock, the Company also issued warrants to the Series A preferred stockholders (see Note 19) and options to the Manager (see Note 16). The Company concluded the fair value of the Series B Preferred Stock was equal to its face value of $160.0 million, and each of the warrants and options had aggregate fair values of $1.0 million and $7.4 million, respectively. In addition to the warrants and options, the Company also paid a consent fee to Series A holders of $1.7 million. As the warrants and consent fee modified the Series A Preferred Stock agreement we treated these as deemed dividends on the Series A.

The Series B Preferred Stock has the following rights, preferences and restrictions:

Voting

Each holder of the Series B Preferred Stock will have one vote per share on certain matters to which holders of the Series B are entitled to vote separately as a class, whether at a meeting or by written consent. The holders of shares of the Series B Preferred Stock do not otherwise have any voting rights, however, they were provided with a seat on the Company's Board of Directors at the issuance date.

Liquidation Preference

The Series B Preferred Stock ranks senior to the shares of the Company's common stock, par value $0.01 per share and junior to Series A Preferred Stock, with respect to the payment of dividends and the distribution of assets upon a liquidation, dissolution or winding up of the Company. Each share of Series B Preferred Stock has an initial liquidation preference of $1,000 per share.

Dividends

Holders of the Series B Preferred Stock are entitled to a quarterly compounding, regular dividend equal to 9.00% per annum for any dividend paid in cash with respect to the immediately preceding quarter, and 10.00% per annum for any dividend paid-in-kind, at the Company's election. For any quarter in which the Company elects not to pay a cash dividend, such dividend will be added to the liquidation preference of each share, as further set forth in the certificate of designations of Series B Convertible Junior Preferred Stock of the Company, which was filed by the Company with the Secretary of State of the State of Delaware and became effective on February 26, 2025.

As of December 31, 2025, the Company has $14.1 million of dividends increasing the liquidation preference on the Series B Preferred Stock. Dividends are not recorded as redemption is not currently expected.

The Company has presented the Series B Preferred Stock in temporary equity as its redemption is not solely within the Company's control. However, the Series B Preferred Stock is not currently probable of becoming redeemable; as a result, the issuance costs and PIK dividends are not being accreted in the balance of Series B Preferred Stock on the Consolidated Balance Sheets.

Redemption

The Company shall be obligated to repurchase all shares of Series B Preferred Stock upon the consummation of a change of control, at a price per share equal to 102% of the sum of the then-current liquidation preference plus any accrued and unpaid dividends since the end of the most recent dividend period (such sum, the "liquidation value"). Additionally, the Company shall have the right to redeem the Series B Preferred Stock, at any time and from time to time, at a price per share equal to (i) if within the first two years after the Issue Date, (a) an amount in cash that, taken together with any cash dividends paid to the redemption date, would equal 120% of the initial liquidation preference plus (b) 43.75 warrants (each, an "Optional Redemption Warrant")

(Dollars in tables in thousands, unless otherwise noted)

and (ii) thereafter, 102% of the then-applicable liquidation value. Each Optional Redemption Warrant shall be exercisable for one share of common stock at an exercise price of $8.18. If the Company issues Optional Redemption Warrants pursuant to an optional redemption, it will enter into a warrant agreement governing the terms of such Optional Redemption Warrant. In each case, the repurchase or redemption of Series B Preferred Stock shall be subject to the condition that no shares of Series A Preferred Stock remain outstanding as of such time.

If the Series B Preferred Stock were redeemed at the option of the Company as of December 31, 2025, it would be redeemable for cash of $192.0 million and 7.0 million Optional Redemption Warrants.

If the Series B Preferred Stock were redeemed due to a change in control as of December 31, 2025, it would be redeemable for $177.6 million.

Conversion Rights and Limitations

Each share of Series B Preferred Stock is convertible by its holder at any time after the Issue Date into, subject to certain limitations described below, a number of shares of common stock equal to (i) the then-applicable liquidation value divided by (ii) the conversion price, initially set at $8.18 per share of common stock and subject to certain customary anti-dilution adjustments. Should the cumulative number of shares of common stock delivered upon conversion of the Series B Preferred Stock and exercise of Optional Redemption Warrants since the Issue Date exceed 22,237,370 shares, or approximately 19.5% of the 113,936,865 shares of common stock outstanding as of February 10, 2025, (the “Share Cap”), all further conversion and exercise consideration will be payable in cash in lieu of shares, calculated based on the volume-weighted average price per share of common stock on the trading day immediately preceding the conversion or exercise date, unless the Company obtains shareholder approval to issue such consideration in shares of common stock. Furthermore, no holder of Series B Preferred Stock or Optional Redemption Warrants may convert any share of Series B Preferred Stock or exercise any Optional Redemption Warrant into shares of common stock if and to the extent that such conversion or exercise would result in such holder beneficially owning in excess of 19.99% of the total number of shares of common stock issued and outstanding immediately following such conversion, determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

If the Series B Preferred Stock were converted at the option of the holder as of December 31, 2025, they would be converted to 21,285,878 shares of common stock. The Company would have no obligation under the Share Cap to pay cash on an optional conversion at December 31, 2025.

Series A Preferred Stock - RailCo - Redeemable Preferred Stock - Non-Controlling Interest

On August 25, 2025, RR Holdings issued and sold (i) 1,000,000 shares of Series A Preferred Stock (the “Series A Preferred Stock - RailCo”) and (ii) Series A Warrants (the “Series A Warrants - RailCo”) representing the right to purchase, on the terms and subject to the conditions set forth therein, 172,500 common units of RR Holdings at an exercise price of $857.75 per unit for an aggregate purchase price of $1,000,000,000. The fair value of the Series A Preferred Stock - RailCo at issuance were determined to be $914.2 million. The Company incurred $20.6 million of issuance costs related to the Series A Preferred Stock - RailCo.

The Series A Preferred Stock - RailCo has the following rights, preferences and restrictions:

Voting

Upon an event of noncompliance, (a) the size of the board of managers of RR Holdings will automatically increase by a number sufficient to constitute a majority of the Board, (b) the holders of a majority of the Series A Preferred Stock - RailCo will have the right to designate and elect a majority of the members of the board of managers, and (c) other than with respect to the election of managers, the Series A Preferred Stock - RailCo will vote with the common units of RR Holdings as a single class. Upon the exercise of all Series A Warrants – RailCo, holders of a majority of the Series A Warrants – RailCo have the right to designate one manager to the board of managers of RR Holdings, provided that members of Ares Management LLC (“Ares”) continue to own at least 5% of the outstanding common units of RR Holdings.

Liquidation Preference

The Series A Preferred Stock - RailCo ranks senior to the RailCo common units with respect to dividend rights and rights upon the voluntary or involuntary liquidation, dissolution or winding up of the affairs of RR Holdings. Upon a liquidation, dissolution or winding up of the affairs of RR Holdings, each unit of Series A Preferred Stock - RailCo will be entitled to receive an amount per unit equal to the sum of (i) the stated value of such Series A Preferred Stock - RailCo as of liquidation date, which is the sum of (a) $1,000, plus (b) $50 for the Series A Preferred Stock - RailCo Preferred Fee, plus (c) the aggregate compounded distributions), plus (ii) any declared but unpaid distributions on such Series A Preferred Stock - RailCo, plus (iii) the amount of accumulated and unpaid distributions on such Series A Preferred Stock - RailCo from the last distribution payment date to, but not including the liquidation date.

Dividends

Dividends on the Series A Preferred Stock - RailCo are payable at a rate equal to 10.0% per annum for the first three years following issuance. The rate will be increased to 12.0% per annum following the third anniversary of the issuance date, and then increased to 14.0% following the sixth anniversary of the issuance date and thereafter. The dividend rate on the Series A

(Dollars in tables in thousands, unless otherwise noted)

Preferred Stock - RailCo will be (i) increased by 2.0% per annum for any periods after the fifth anniversary following the issuance date where the dividends are not paid in cash and (ii) increased by 2.0% per annum upon an event of noncompliance.

Prior to the fifth anniversary of the issuance date, such dividends will automatically accrue and accumulate on the Series A Preferred Stock - RailCo, whether or not declared and paid, or they may be paid in cash at the discretion of RR Holdings. Following the fifth anniversary of the issuance date, RR Holdings is required to pay such dividends in cash. Until the fifth anniversary of the issuance date, RR Holdings may make cash dividends on its common units, including distributions that would provide the Company cash to pay its interest payments on its debt.

As of December 31, 2025, the Company has $37.3 million of PIK dividends increasing our Series A Preferred Stock - RailCo balance. Dividends recorded in Dividends and accretion of redeemable preferred stock on the Consolidated Statements of Operations totaled $37.3 million for the year ended December 31, 2025.

The Company has presented the Series A Preferred Stock - RailCo in temporary equity and is accreting the discount and issuance costs using the interest method to the earliest redemption date of August 25, 2032. Such accretion, recorded in Dividends and accretion of redeemable preferred stock on the Consolidated Statements of Operations, totaled $7.3 million for the year ended December 31, 2025.

Redemption

Mandatory Redemption: The Series A Preferred Stock - RailCo is mandatorily redeemable upon the occurrence of any (i) sale of the Company, (ii) drag-along sale, (iii) any initial public offering, (iv) any special purpose company acquisition, (v) any direct listing, (vi) any bankruptcy event or (vii) any change in control event (each a “Mandatory Redemption Event”). Upon the occurrence of a Mandatory Redemption Event, to the extent not prohibited by law, RR Holdings will be required to redeem all Series A Preferred Stock - RailCo, Series A Warrants - RailCo and Series A Warrant Units - RailCo in cash.

From and after the seventh anniversary of the issuance date, to the extent not prohibited by law, holders of a majority of the Series A Preferred Stock – RailCo may request that RR Holdings redeem all (but not less than all) of the Series A Preferred Stock – RailCo units in cash. To the extent the holders of the Series A Preferred Stock - RailCo exercise their rights in accordance with the preceding sentence, RR Holdings will be required to repurchase the corresponding Series A Warrants - RailCo and Series A Warrant Units – RailCo in cash. In the event RR Holdings fails to redeem all of the Series A Preferred Stock - RailCo within 120 days after receiving the redemption demand, the holders of the Series A Preferred Stock - RailCo may force RR Holdings to effect a sale of the company or another transaction constituting a change of control that results in the full redemption of the Series A Preferred Stock - RailCo.

Optional Redemption: The Series A Preferred Stock - RailCo is redeemable at the option of RR Holdings, at any time and from time to time, at the greater of the (i) liquidation value, and (ii) the base return amount at the date of redemption. The base return amount is, subject to certain exceptions, a monetary amount that returns to the holders of the Series A Preferred Stock - RailCo 1.5 times their investment. If the Series A Preferred Stock - RailCo are redeemed, the Company will also be required to repurchase the corresponding Series A Warrants - RailCo and Series A Warrant Units - RailCo.

Series A Warrants - RailCo

On August 25, 2025, the Company issued Series A Warrants - RailCo to the holders of the Series A Preferred Stock - RailCo (see Note 19). The fair value of the Series A Warrants - RailCo at issuance were determined to be $85.8 million (see Note 9 for additional details). The Company incurred $1.9 million of issuance costs related to the Series A Warrants - RailCo.

The Series A Warrants - RailCo has the following rights, preferences and restrictions:

Voting

The holders of the Series A Warrants - RailCo do not otherwise have any voting rights.

Redemption

The Series A Warrants - RailCo are exercisable at the earlier of (i) August 25, 2030 and (ii) the date on which all obligations related to the indebtedness incurred to repay the Bridge Loan have been repaid in full, until, in either case, August 27, 2035. The number of common units pursuant to the Warrants may be adjusted from time to time to account for equity splits, contributions, dividends, below-market insurances of common equity and similar items. Following the sixth anniversary of the issuance date, holders are entitled to require RR Holdings to exchange any or all of its Series A Warrants - RailCo for either (i) cash equal to the fair market value of the warrants on the last business day prior to the exchange or (ii) the number of shares of common stock of the Company with an aggregate current market price on the last trading day prior to the exchange equal to the fair market value of the Series A Warrants - RailCo on such date.

19. EARNINGS PER SHARE AND EQUITY

Basic earnings (loss) per share of common stock (“LPS”) is calculated by dividing net income (loss) attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock by the weighted average number of common stock outstanding. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock by the weighted average

number of common stock outstanding, plus any potentially dilutive securities, if dilutive. Potentially dilutive securities are calculated using the treasury stock method.

The calculation of basic and diluted loss is presented below:

		Year Ended December 31,	
(in thousands, except per share data)	2025	2024	2023
Net loss	$ (152,054)	$ (266,064)	$ (159,750)
Less: Net loss attributable to non-controlling interests in consolidated subsidiaries	(44,880)	(42,419)	(38,414)
Less: Preferred dividends and accretion on redeemable non-controlling interests	44,607	—	—
Less: Dividends and accretion of redeemable preferred stock	55,622	70,814	62,400
Net loss attributable to stockholders, before series B preferred stock dividend and loss on extinguishment of preferred stock	(207,403)	(294,459)	(183,736)
Less: Convertible preferred stock dividend	14,118	—	—
Less: Adjustments attributable to dilutive securities	2,239	—	—
Less: Loss on extinguishment of preferred stock	36,646	—	—
Net loss attributable to common stockholders	$ (260,406)	$ (294,459)	$ (183,736)
Weighted Average Common Stock Outstanding - Basic [1]	115,214,910	108,217,871	102,960,812
Weighted Average Common Stock Outstanding - Diluted [1]	115,214,910	108,217,871	102,960,812
Loss per share:			
Basic	$ (2.24)	$ (2.72)	$ (1.78)
Diluted [2]	$ (2.26)	$ (2.72)	$ (1.79)

[1] The year ended December 31, 2023 included penny warrants that were converted into common stock during the year ended December 31, 2024.

[2] Diluted earnings per share for the year ended December 31, 2025 includes the dilutive effect of subsidiary earnings per share and convertible preferred stock. Diluted loss per share for the years ended December 31, 2024 and 2023 includes the dilutive effect of subsidiary earnings per share.

For the years ended December 31, 2025, 2024 and 2023, 17,905,958, 2,681,996 and 2,917,041 shares of common stock, respectively, have been excluded from the calculation of Diluted LPS because the impact would be anti-dilutive. For the years ended December 31, 2025, 2024 and 2023, —, — and 3,332,478 of warrants, respectively, have been excluded from the calculation of Diluted LPS because the impact would be anti-dilutive.

Common Stock Warrants

On August 1, 2022, in connection with the Redeemable Preferred Stock raise, the Company issued two classes of warrants to the redeemable preferred stockholders. The Series I Warrants represent the right to purchase 3,342,566 shares of common stock, at an exercise price of $10.00 per share, and the Series II Warrants represent the right to purchase 3,342,566 shares of common stock at an exercise price of $0.01 per share. Both classes of warrants expire on the earlier of August 1, 2030 or a change in control. The Series II Warrants participate on an as-converted basis in any dividends with respect to the common stock.

A summary of the status of the Company's outstanding stock warrants and changes during the year ended December 31, 2025 is as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding as of December 31, 2024	3,342,566	$ 9.85
Issued	550,000	10.00
Expired	—	—
Exercised	—	—
Outstanding as of December 31, 2025 [1]	3,892,566	$ 9.76
Warrants exercisable as of December 31, 2025 [1]	3,892,566	$ 9.76

[1] Weighted average exercise price as of December 31, 2025 includes adjustments for quarterly dividend payments.

(Dollars in tables in thousands, unless otherwise noted)

On July 22, 2024, Ares exercised their rights to the Series II Warrants in full to purchase 3,342,566 shares of common stock of the Company at the exercise price of $0.01 per share pursuant to the Warrant Agreement, dated August 1, 2022.

On February 26, 2025, the Company and Ares amended and restated the warrant agreement, initially dated as of August 1, 2022. As part of the consent fee for the Series A Amendment, the Company issued 550,000 Series A Warrants to entities affiliated with Ares. The warrants have an exercise price of $10.00 per share.

On August 25, 2025, in connection with the Wheeling Acquisition, RR Holdings issued 172,500 Series A Warrants - RailCo to entities affiliated with Ares for the right to purchase 172,500 common units of RR Holdings at an initial exercise price of $857.748 per unit, as adjusted from time to time as provided by Wheeling Purchase Agreement. The Series A Warrants - RailCo can be exercised at the earlier of (i) August 25, 2030 and (ii) the date on which all obligations related to the indebtedness incurred to repay the Bridge Loan have been repaid in full, until, in either case, August 27, 2035.

The weighted average remaining contractual term of the outstanding warrants as of December 31, 2025 is 4.6 years. The aggregate intrinsic value of the warrants as of December 31, 2025 is $— million.

20. COMMITMENTS AND CONTINGENCIES

In the normal course of business we, and our subsidiaries, may be involved in various claims, legal proceedings, or may enter into contracts that contain a variety of representations and warranties and which provide general indemnifications.

We also have entered into an arrangement with our non-controlling interest holder of Repauno, as part of the initial acquisition, whereby the non-controlling interest holder may receive additional payments contingent upon the achievement of certain conditions, not to exceed $15.0 million. We will account for such amounts when and if such conditions are achieved. The contingency related to $5.0 million of the total $15.0 million was resolved and paid during the year ended December 31, 2021, and the contingency related to an additional $5.0 million of the total $15.0 million was resolved and paid during the year ended December 31, 2022.

21. SUBSEQUENT EVENTS

June 2025 Jefferson Credit Agreement Extension

In January 2026, Jefferson Terminal exercised its option to extend the maturity of its June 2025 Jefferson Credit Agreement to August 31, 2026.

Wheeling Lease Financing

In January 2026, Wheeling entered into an agreement with Bank of Montreal (“BMO”) to finance the lease of 400 railcars. Proceeds from the transaction were $50.0 million and accounted for as a financing liability through Other liabilities on the Consolidated Balance Sheets.

Long Ridge Derivative Letters of Credit Extensions

In February 2026, Long Ridge extended the maturity of its $10.0 million and $1.0 million letters of credit, provided to electricity swap counterparties, through February 28, 2028 and February 10, 2027, respectively.

Bridge Loan Credit Agreement Refinancing

On February 25, 2026, we entered into a credit agreement (the “Term Loan Credit Agreement”), which provides for a $1.35 billion secured term loan facility (the “Term Loan”). The Term Loan will mature on February 1, 2028 and accrue interest at a rate of 9.75% per annum. On February 26, 2026, $1,314.6 million of the Term Loan was funded, and the remaining $35.4 million was funded on March 10, 2026.

The Company used the net proceeds from the Term Loan to repay in full all outstanding principal and interest (together with fees, expenses and other amounts owed in connection therewith) under the Bridge Loan Credit Agreement. The Company also used a portion of the net proceeds from the Term Loan to repay the June 2025 Jefferson Credit Agreement in full.

In connection with the Term Loan, the Company and certain of its subsidiaries provided a first-priority security interest in substantially all of their respective assets, subject to customary exceptions and exclusions.

We incurred $43.0 million of issuance costs related to the Term Loan Credit Agreement.

Refer to the Company’s Form 8-K which was filed with the Securities and Exchange Commission on February 26, 2026 for additional detail.

Jefferson Terminal Backstop Agreement

On March 16, 2026, Jefferson Terminal signed a commitment letter for a Senior Secured Bridge Facility, pursuant to which the Company may, at its sole option, on or prior to July 1, 2026, elect to borrow from a lender funds in an aggregate principal amount of $255 million pursuant to a bridge facility that will have a maturity date which is 364 days after the close of such bridge facility. If utilized, the proceeds received would be required to be used to repurchase or redeem all outstanding Jefferson Taxable Series 2024B Bonds due July 1, 2026 to the extent that they have not been refinanced by long-term financing at that time.

Dividends

On February 26, 2026, our board of directors declared a cash dividend on our common stock of $0.03 per share for the quarter ended December 31, 2025, payable on April 1, 2026 to the holders of record on March 13, 2026.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of and for the period covered by this report.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and our dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition and use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

On February 26, 2025, we completed the acquisition of Long Ridge Energy & Power LLC. Our management is in the process of reviewing the operations of Long Ridge Energy & Power LLC, and integrating its controls into our internal control structure. In accordance with SEC guidance permitting a company to exclude an acquired business from management's assessment of the effectiveness of internal control over financial reporting for the year in which the acquisition is completed, we have excluded Long Ridge Energy & Power LLC from our assessment of the effectiveness of internal control over financial reporting as of December 31, 2025. Long Ridge Energy & Power LLC represented approximately 30% of our total assets, 36% of our total revenues and 64% of our net income as of and for the year ended December 31, 2025.

On December 26, 2025, we completed the acquisition of The Wheeling Corporation. Our management is in the process of reviewing the operations of The Wheeling Corporation, and integrating its controls into our internal control structure. In accordance with SEC guidance permitting a company to exclude an acquired business from management's assessment of the effectiveness of internal control over financial reporting for the year in which the acquisition is completed, we have excluded The Wheeling Corporation from our assessment of the effectiveness of internal control over financial reporting as of December 31, 2025. The Wheeling Corporation represented approximately 24% of our total assets, 0.5% of our total revenues and 0.1% of our net loss as of and for the year ended December 31, 2025.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on management's assessment using this framework, management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report included herein.

Changes in Internal Control over Financial Reporting

There was no change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during its most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of FTAI Infrastructure Inc.

Opinion on Internal Control Over Financial Reporting

We have audited FTAI Infrastructure Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, FTAI Infrastructure Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

As indicated in Management's Annual Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Long Ridge Energy & Power LLC and The Wheeling Corporation, which are included in the 2025 consolidated financial statements of the Company and constituted 30% and 24% of total assets, respectively, as of December 31, 2025 and 36% and 0.5% of total revenues and 64% and 0.1% of net income and loss, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Long Ridge Energy & Power LLC and The Wheeling Corporation

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 16, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
New York, New York
March 16, 2026

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.


PART III—OTHER INFORMATION


Item 10. Directors, Executive Officers and Corporate Governance

Any information required by this Item 10 is incorporated by reference to our definitive proxy statement for the 2026 annual meeting of stockholders to be filed with the SEC pursuant to Regulation 14A within 120 days after the fiscal year ended December 31, 2025 (our "Definitive Proxy Statement") under the headings "Proposal No. 1 Election of Directors" and "Executive Officers."

Item 11. Executive Compensation

The information required by this Item 11 is incorporated by reference to our Definitive Proxy Statement under the headings "Executive and Manager Compensation," "Compensation Committee Report" and "Proposal No. 1 Election of Directors— Compensation of Directors."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Nonqualified Stock Option and Incentive Award Plan

On August 1, 2022, in connection with the spin-off, we established a Nonqualified Stock Option and Incentive Award Plan ("Incentive Plan") which provides for the ability to award equity compensation awards in the form of stock options, stock appreciation rights, restricted stock, and performance awards to eligible employees, consultants, directors, and other individuals who provide services to us, each as determined by the Compensation Committee of the board of directors. As of December 31, 2025, the Incentive Plan provides for the issuance of up to 30.0 million shares.

The following table summarizes the total number of outstanding securities in the Incentive Plan and the number of securities remaining for future issuance, as well as the weighted average strike price of all outstanding securities as of December 31, 2025.

	Equity Compensation Plan Information		
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans [1]
Equity compensation plans approved by security holders	2,867,048	$ 2.64	24,813,729
Equity compensation plans not approved by security holders	—	—	—
Total	**2,867,048**		**24,813,729**

[1] Excludes 15,000 stock options and 81,673 common shares issued to directors as compensation.

The information required by this Item 12 is incorporated by reference to our Definitive Proxy Statement under the heading "Security Ownership of Management and Certain Beneficial Owners." See also "Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities" which is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated by reference to our Definitive Proxy Statement under the headings "Proposal No. 1 Election of Directors—Determination of Director Independence" and "Certain Relationships and Related Transactions."

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 is incorporated by reference to our Definitive Proxy Statement under the heading "Proposal No. 2 Approval of Appointment of Ernst & Young LLP as Independent Registered Public Accounting Firm—Principal Accountant Fees and Services."

Item 15. Exhibits

	Exhibit No.	Description
*	2.1	Separation and Distribution Agreement, dated as of August 1, 2022, between FTAI Infrastructure Inc. and Fortress Transportation and Infrastructure Investors LLC (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K, filed August 1, 2022).
	2.2	Purchase Agreement, dated as of February 26, 2025, by and among FTAI Infrastructure Inc., Ohio River Partners Holdco LLC and Long Ridge Energy & Power LLC, and Labor Impact Fund, L.P., Labor Impact Feeder Fund, L.P., Labor Impact Real Estate (Cayman) Holdings, L.P. and LIF LR Holdings LLC (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K, filed February 27, 2025).
*	2.3	Stock Purchase Agreement, dated as of August 6, 2025, between Percy Acquisition LLC and WLE Management Partners, L.P. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed August 6, 2025).
	3.1	Certificate of Conversion (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed August 1, 2022).
	3.2	Amended and Restated Certificate of Incorporation of FTAI Infrastructure Inc. (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K, filed August 1, 2022).
	3.3	Amended and Restated Bylaws of FTAI Infrastructure Inc. (incorporated by reference to Exhibit 3.3 of the Company's Current Report on Form 8-K, filed August 1, 2022).
	3.4	Second Certificate of Amendment to the Certificate of Designations of Series A Senior Preferred Stock of FTAI Infrastructure Inc., dated as of February 26, 2025 (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed February 27, 2025).
	3.5	Certificate of Designations of Series B Convertible Junior Preferred Stock of FTAI Infrastructure Inc., dated as of February 26, 2025 (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K, filed February 27, 2025).
	4.1	Description of Securities Registered under Section 12 of the Exchange Act.
	4.2	Indenture, dated as of February 19, 2025, among Long Ridge Energy LLC, Long Ridge Energy Generation LLC, Ohio GasCo LLC and U.S. Bank Trust Company, National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed February 25, 2025).
	4.3	Form of 8.750% Senior Secured Notes due 2032 (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K, filed February 25, 2025).
	10.1	Amended and Restated Management and Advisory Agreement, dated as of July 31, 2022, between FTAI Infrastructure Inc. and FIG LLC (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed August 1, 2022).
	10.2	Form of Indemnification Agreement by and between FTAI Infrastructure Inc. and its directors and officers (incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K, filed August 1, 2022).
†	10.3	FTAI Infrastructure Inc. Nonqualified Stock Option and Incentive Award Plan (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K, filed August 1, 2022).
†	10.4	Form of Award Agreement pursuant to the FTAI Infrastructure Inc. Nonqualified Stock Option and Incentive Award Plan (incorporated by reference to Exhibit 10.4 of the Company's Registration Statement on Form 10, filed April 29, 2022).
†	10.5	Form of Director Award Agreement pursuant to the FTAI Infrastructure Inc. Nonqualified Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.5 of the Company's Registration Statement on Form 10, filed April 29, 2022).
	10.6	Registration Rights Agreement, dated as of August 1, 2022, between FTAI Infrastructure Inc., FIG LLC and Fortress Worldwide Transportation and Infrastructure Master GP LLC (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed August 1, 2022).
	10.7	Engineering, Procuring and Construction Agreement dated as of February 15, 2019, between Long Ridge Energy Generation LLC and Kiewit Power Constructors Co. (incorporated by reference to Exhibit 10.17 of Fortress Transportation and Infrastructure Investors LLC's Quarterly Report on Form 10-Q, filed on May 3, 2019).
	10.8	Purchase and Sale of Power Generation Equipment and Related Services Agreement dated as of February 15, 2019, between Long Ridge Energy Generation LLC and General Electric Company (incorporated by reference to Exhibit 10.18 of Fortress Transportation and Infrastructure Investors LLC's Quarterly Report on Form 10-Q, filed on May 3, 2019).
	10.9	Second Amended and Restated Senior Loan Agreement, dated as of June 1, 2024 and effective as of June 20, 2024, between Jefferson 2020 Bond Borrower LLC and Port of Beaumont Navigation District of Jefferson County, Texas (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed June 20, 2024).
	10.10	Deed of Trust, Security Agreement, Financing Statement and Fixture Filing, dated February 1, 2020, from Jefferson 2020 Bond Borrower LLC, as grantor, and Jefferson 2020 Bond Lessee LLC, as grantor, to Ken N. Whitlow, as Deed of Trust Trustee for the benefit of Deutsche Bank National Trust Company, as beneficiary (incorporated by reference to Exhibit 10.17 of Fortress Transportation and Infrastructure Investors LLC's Quarterly Report on Form 10-Q, filed on May 1, 2020).
	10.11	Amended and Restated Lease and Development Agreement, effective as of January 1, 2020, by and between Port of Beaumont Navigation District of Jefferson County, Texas, as lessor, and Jefferson 2020 Bond Lessee LLC, as lessee (incorporated by reference to Exhibit 10.18 of Fortress Transportation and Infrastructure Investors LLC's Quarterly Report on Form 10-Q, filed on May 1, 2020).
	10.12	Facilities Lease and Development Agreement, dated as of June 1, 2024 and effective as of June 20, 2024, between Jefferson 2020 Bond Lessee LLC and Port of Beaumont Navigation District of Jefferson County, Texas (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed June 20, 2024).
	10.13	Deed of Trust, Security Agreement, Financing Statement and Fixture Filing (JTS Port Property), dated as of June 20, 2024, executed and delivered by Jefferson 2020 Bond Lessee LLC and Jefferson 2020 Bond Borrower LLC, in favor of the trustee named therein for the benefit of the Collateral Agent on behalf of the owners of the Securities (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, filed June 20, 2024).

	Exhibit No.	Description
	10.14	Membership Interest Purchase Agreement, dated June 7, 2021, by and between United States Steel Corporation and Percy Acquisition LLC (incorporated by reference to Exhibit 10.1 of Fortress Transportation and Infrastructure Investors LLC's Current Report on Form 8-K, filed on June 8, 2021).
	10.15	Railway Services Agreement, dated July 28, 2021, by and among United States Steel Corporation, Transtar, LLC, Delray Connecting Railroad Company, Fairfield Southern Company, Inc., Gary Railway Company, Lake Terminal Railroad Company, Texas & Northern Railroad Company and Union Railroad Company, LLC (incorporated by reference to Exhibit 10.22 of Fortress Transportation and Infrastructure Investors LLC's Quarterly Report on Form 10-Q, filed on July 29, 2021).
*	10.16	Form of Subscription Agreement (incorporated by reference to Exhibit 10.17 of Amendment No. 2 to the Company's Registration Statement on Form 10, filed July 1, 2022).
	10.17	Investor Rights Agreement, dated August 1, 2022, between FTAI Infrastructure Inc. and the parties listed thereto (incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K, filed August 1, 2022).
	10.18	Warrant Agreement, dated August 1, 2022, between FTAI Infrastructure Inc. and American Stock Transfer & Trust Company, LLC, as warrant agent (incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K, filed August 1, 2022).
	10.19	Trademark License Agreement, dated as of August 1, 2022, between Fortress Transportation and Infrastructure Investors LLC and FTAI Infrastructure Inc. (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, filed August 1, 2022).
	10.20	Form of Letter sent to FTAI's option holders describing the equitable adjustment to FTAI's options (incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K, filed August 1, 2022).
	10.21	Investor Rights Agreement, dated as of February 26, 2025, by and among FTAI Infrastructure Inc., Labor Impact Fund, L.P., LIF AIV 1, L.P., Labor Impact Feeder Fund, L.P. and Labor Impact Real Estate (Cayman) Holdings, L.P (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed February 27, 2025).
	10.22	Amended and Restated Warrant Agreement, dated as of February 26, 2025, by and between FTAI Infrastructure Inc. and Equiniti Trust Company, LLC (f/k/a American Stock Transfer & Trust Company, LLC) (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed February 27, 2025).
	10.23	Credit Agreement, dated as of February 19, 2025, among Long Ridge Energy LLC, Long Ridge Energy Generation LLC, Ohio GasCo LC, Citizens Bank, N.A., as Administrative Agent, U.S. Bank Trust Company, National Association, as collateral agent, Morgan Stanley Senior Funding, Inc., as sole lead arranger and bookrunner, and the various lenders party thereto (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed February 25, 2025).
*	10.24	Collateral Agency, Intercreditor and Accounts Agreement, dated as of May 28, 2025, by and among DRP Urban Renewal 4, LLC, Delaware River Partners LLC, the other Repauno Entities (as defined therein), Repauno Financing Holdco LLC, UMB Bank, N.A., and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed June 3, 2025).
	10.25	Lease Agreement, dated as of May 28, 2025, by and between DRP Urban Renewal 4, LLC and the New Jersey Economic Development Authority (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed June 3, 2025).
	10.26	Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated as of May 28, 2025, executed and delivered by DRP Urban Renewal 4, LLC, Delaware River Partners LLC, and the other Grantors (as defined therein) in favor of the collateral agent named therein for the behalf of the owners of the Series 2025 Bonds (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, filed June 3, 2025).
*	10.27	Senior Secured Credit Agreement, dated as of May 28, 2025, by and among DRP Urban Renewal 4, LLC, Delaware River Partners LLC, Deutsche Bank Company Americas, Deutsche Bank AG, New York Branch, and the several lenders party from time to time thereto (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K, filed June 3, 2025).
*	10.28	Credit Agreement, dated as of August 25, 2025, among FTAI Infrastructure Inc., the guarantors from time to time party thereto, the Lenders from time to time party thereto and BARCLAYS, as administrative agent (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed August 25, 2025).
*	10.29	Amended and Restated Limited Liability Company Agreement of FIP RR Holdings LLC, dated as of August 25, 2025, by and among FIP RR Holdings LLC, FTAI Infrastructure Inc. (solely with respect to Section 2.3(c) and Section 12.21) and the other parties thereto (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed August 25, 2025).
*	10.30	Warrant Agreement, dated as of August 25, 2025, by and among FIP RR Holdings LLC, FTAI Infrastructure Inc. (solely with respect to Section 7 and Section 14) and the holders party thereto (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed August 25, 2025).
	19.1	FTAI Infrastructure Inc. Insider Trading Policy (incorporated by reference to Exhibit 19.1 of the Company's Annual Report on Form 10-K, filed March 13, 2025).
	21.1	Subsidiaries of FTAI Infrastructure, Inc.
	23.1	Consent of Independent Registered Public Accounting Firm.
	31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
	31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
	32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
	32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
†	97.1	FTAI Infrastructure Inc. Clawback Policy effective as of December 1, 2023 (incorporated by reference to Exhibit 97.1 of the Company's Annual Report on Form 10-K, filed March 27, 2024).

Exhibit No.	Description
101	The following financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in iXBRL (Inline Extensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Comprehensive (Loss) Income; (iv) Consolidated Statements of Changes in Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

† *Management contracts and compensatory plans or arrangements.*

* *Portions of this exhibit have been omitted.*

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized:

FTAI INFRASTRUCTURE INC.

By:	/s/ Kenneth J. Nicholson	Date:	March 16, 2026
	Kenneth J. Nicholson		
	Chief Executive Officer and President		

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By:	/s/ Joseph P. Adams, Jr.	Date:	March 16, 2026
	Joseph P. Adams, Jr.		
	Chairman of the Board		

By:	/s/ Kenneth J. Nicholson	Date:	March 16, 2026
	Kenneth J. Nicholson		
	Chief Executive Officer and President		

By:	/s/ Carl R. Fletcher IV	Date:	March 16, 2026
	Carl R. Fletcher IV		
	Chief Financial Officer and Chief Accounting Officer		

By:	/s/ James L. Hamilton	Date:	March 16, 2026
	James L. Hamilton		
	Director		

By:	/s/ Judith A. Hannaway	Date:	March 16, 2026
	Judith A. Hannaway		
	Director		

By:	/s/ Ray M. Robinson	Date:	March 16, 2026
	Ray M. Robinson		
	Director		

By:	/s/ Matthew Rinklin	Date:	March 16, 2026
	Matthew Rinklin		
	Director		